As filed with the Securities and Exchange Commission on November 14, 2005
Registration No. 333-129076.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PINNACLE FINANCIAL PARTNERS, INC.
(Exact name of registrant as specified in its charter)

Tennessee	6021	62-1812853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
The Commerce Center
211 Commerce Street
Suite 300
Nashville, TN 37201
(615) 744-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street
Suite 300
Nashville, TN 37201
(615) 744-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Mary Neil Price, Esq. Miller & Martin PLLC 150 Fourth Avenue North Suite 1200 Nashville, Tennessee 37219	Gary M. Brown, Esq. Baker, Donelson, Bearman, Caldwell, & Berkowitz PC 211 Commerce Street Suite 1000 Nashville, Tennessee 37201	Bob F. Thompson, Esq. Bass, Berry & Sims PLC 315 Deaderick Street Suite 2700 Nashville, Tennessee 37238
      Approximate date of commencement of the proposed sale to the public: As soon as practicable after the merger described in this Registration Statement becomes effective.
      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/ prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 14, 2005

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT
      The boards of directors of Pinnacle Financial Partners, Inc. (“Pinnacle”) and Cavalry Bancorp, Inc. (“Cavalry”) have adopted an agreement to merge our two companies.
      If the merger is completed, Cavalry shareholders will receive, for each share of Cavalry common stock owned by such shareholders, 0.95 shares of Pinnacle common stock. Pinnacle shareholders will continue to own their existing Pinnacle shares. Upon completion of the merger, Pinnacle shareholders will own approximately 58% of the combined company on a fully diluted basis, and Cavalry shareholders will own approximately 42% of the combined company on a fully diluted basis. The shares of the combined company will be traded on the Nasdaq National Market under the symbol “PNFP”.
      We are asking the Pinnacle shareholders to approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger. Pinnacle’s special meeting will be held:
December 21, 2005
10:00 a.m., local time
211 Commerce Street, Suite 100
Nashville, Tennessee 37201
      Pinnacle’s board of directors unanimously recommends that Pinnacle shareholders vote FOR the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger.
      We are asking the Cavalry shareholders to approve the merger agreement. Cavalry’s special meeting will be held:
December 22, 2005
10:00 a.m., local time
114 West College Street
Murfreesboro, Tennessee 37130
      Cavalry’s board of directors unanimously recommends that Cavalry shareholders vote FOR the approval of the merger agreement.
      We cannot complete the merger unless the shareholders of Cavalry approve the merger agreement and the shareholders of Pinnacle approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger. Your vote is important. Whether or not you plan to attend your meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by completing and submitting the enclosed proxy card.
      The board of directors of each of Pinnacle and Cavalry believe this merger will create a strong combined company that will deliver important benefits to its shareholders, customers and employees.

M. Terry Turner	Ed C. Loughry, Jr.
President and Chief Executive Officer	Chairman of the Board and Chief Executive Officer
Pinnacle Financial Partners, Inc.	Cavalry Bancorp, Inc.
      You are encouraged to carefully consider the risks described on pages 13 through 16 of this joint proxy statement/prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The securities Pinnacle is offering through this joint proxy statement/ prospectus are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
      This joint proxy statement/ prospectus is dated November 14, 2005, and is first being mailed to the shareholders of Pinnacle and Cavalry on or about November 16, 2005.

211 Commerce Street, Suite 300, Nashville, Tennessee 37201
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on December 21, 2005
      NOTICE IS HEREBY GIVEN that Pinnacle Financial Partners, Inc. (“Pinnacle”) will hold a special meeting of shareholders at 211 Commerce Street, Suite 100, Nashville, Tennessee 37201, at 10:00 a.m. local time on December 21, 2005, to consider and vote on the following matters:

1.	A proposal to approve the merger agreement, dated as of September 30, 2005, between Pinnacle and Cavalry Bancorp, Inc. (“Cavalry”), pursuant to which Cavalry will merge with and into Pinnacle and the issuance of Pinnacle common stock in connection with the merger. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

2.	A proposal to approve the adjournment of the Pinnacle special meeting, if necessary, to permit Pinnacle to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the merger agreement and the issuance of Pinnacle common in connection with the merger; and

3.	To transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.
      We have fixed November 11, 2005 as the record date for determining those Pinnacle shareholders entitled to receive this notice of and to vote their shares at the special meeting, including any adjournment or postponement of the special meeting.
      The Pinnacle board of directors has adopted unanimously the proposed merger agreement with Cavalry and the issuance of Pinnacle common stock in connection with the merger and strongly encourages you to vote for the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger and for adjournment of the special meeting, if necessary, to permit Pinnacle to solicit additional proxies. Whether or not you plan to attend the special meeting, please mark, sign, date and return your proxy promptly.

BY ORDER OF THE BOARD OF DIRECTORS

Hugh M. Queener
Corporate Secretary
Nashville, Tennessee
November 14, 2005
IMPORTANT
      Your vote is important. Please mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope. Remember, your vote is important, so please act today! This will not prevent you from voting in person but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time.

114 West College Street, Murfreesboro, Tennessee 37130
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on December 22, 2005
      NOTICE IS HEREBY GIVEN that Cavalry Bancorp, Inc. (“Cavalry”) will hold a special meeting of shareholders at its corporate offices located at 114 West College Street, Murfreesboro, Tennessee 37130, at 10:00 a.m. local time on December 22, 2005, to consider and vote on the following matters:

1.	A proposal to approve the merger agreement, dated as of September 30, 2005, between Pinnacle Financial Partners, Inc. (“Pinnacle”) and Cavalry, pursuant to which Cavalry will merge with and into Pinnacle. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

2.	A proposal to approve the adjournment of the Cavalry special meeting, if necessary, to permit Cavalry to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the merger agreement; and

3.	To transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.
      We have fixed November 7, 2005 as the record date for determining those Cavalry shareholders entitled to receive this notice of and to vote their shares at the special meeting, including any adjournment or postponement of the special meeting.
      The Cavalry board of directors has adopted unanimously the proposed merger agreement with Pinnacle and strongly encourages you to vote for approval of the merger agreement and for adjournment of the special meeting, if necessary, to permit Cavalry to solicit additional proxies. Whether or not you plan to attend the special meeting, please mark, sign, date and return your proxy promptly.

BY ORDER OF THE BOARD OF DIRECTORS

Ira B. Lewis, Jr.
Secretary
Murfreesboro, Tennessee
November 14, 2005
IMPORTANT
      Your vote is important. Please mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope. Remember, your vote is important, so please act today! This will not prevent you from voting in person but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time.

ADDITIONAL INFORMATION
      This joint proxy statement/prospectus serves two purposes: it is a proxy statement being used by both the Pinnacle Financial Partners, Inc. board of directors and the Cavalry Bancorp, Inc. board of directors to solicit proxies for use at their respective special meetings. It is also the prospectus of Pinnacle regarding the Pinnacle common stock to be issued to Cavalry shareholders if the merger is completed. This joint proxy statement/prospectus provides you with detailed information about the proposed merger of Cavalry into Pinnacle. We encourage you to read this entire joint proxy statement/prospectus carefully. Pinnacle has filed with the Securities and Exchange Commission a registration statement on Form S-4, as amended, under the Securities Act of 1933, as amended, and this joint proxy statement/prospectus is the prospectus filed as part of that registration statement. This joint proxy statement/prospectus does not contain all of the information in the registration statement nor does it include the exhibits to the registration statement. Please see “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
      When used in this joint proxy statement/prospectus, the terms “Pinnacle” and “Cavalry” refer to Pinnacle Financial Partners, Inc. and Cavalry Bancorp, Inc., respectively, and, when the context requires, to Pinnacle Financial Partners, Inc. and Cavalry Bancorp, Inc. and their respective predecessors and subsidiaries. “We” or “us” refer to both Pinnacle and Cavalry.
      This joint proxy statement/prospectus incorporates by reference important business and financial information about Pinnacle and Cavalry that is not included in or delivered with this document. You should refer to “WHERE YOU CAN FIND MORE INFORMATION” on page 91 for a description of the documents incorporated by reference into this joint proxy statement/prospectus. You can obtain documents related to Pinnacle and Cavalry that are incorporated by reference into this document through the SEC’s web site at www.sec.gov. You may also obtain copies of these documents, other than exhibits, unless such exhibits are specifically incorporated by reference into the information that this joint proxy statement/prospectus incorporates, without charge by requesting them in writing or by telephone from the appropriate company:

If you are a Pinnacle shareholder:	If you are a Cavalry shareholder:

Pinnacle Financial Partners, Inc. 211 Commerce Street, Suite 300 Nashville, TN 37201 Attention: Investor Relations (615) 744-3700	Cavalry Bancorp, Inc. 114 West College Street Murfreesboro, TN 37133 Attention: Investor Relations (615) 893-1234

TO OBTAIN TIMELY DELIVERY OF PINNACLE FINANCIAL PARTNERS, INC. DOCUMENTS, YOU MUST MAKE YOUR REQUEST ON OR BEFORE DECEMBER 5, 2005.	TO OBTAIN TIMELY DELIVERY OF CAVALRY BANCORP, INC. DOCUMENTS, YOU MUST MAKE YOUR REQUEST ON OR BEFORE DECEMBER 5, 2005.
      Pinnacle maintains a website at www.pnfp.com and Cavalry maintains a website at www.cavb.com. The information contained on these websites is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider it a part of this joint proxy statement/prospectus.
      You should rely only on the information incorporated by reference into or provided in or with this joint proxy statement/prospectus to vote at your special meeting. We have not authorized anyone to give you different information. You should not assume that the information in this joint proxy statement/prospectus, or in any documents delivered with this joint proxy statement/prospectus, or any supplement, is accurate as of any date other than the date on the front of such documents, and neither the mailing of the joint proxy statement/prospectus to you nor the issuance of Pinnacle common stock in connection with the merger shall create any implication to the contrary.
      This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any state in which or from any person to whom it is not lawful to make any such offer or solicitation.

QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER	1
SUMMARY	5
Information about Pinnacle and Cavalry	5
Cavalry Will Merge With and Into Pinnacle	6
What Cavalry Shareholders Will Receive In the Merger	6
Dividend Policy of Pinnacle	6
Pinnacle’s Financial Advisor Has Provided an Opinion to the Pinnacle Board as to the Fairness of the Merger Consideration from a Financial Point of View	7
Cavalry’s Financial Advisor Has Provided an Opinion to the Cavalry Board as to the Fairness of the Merger Consideration from a Financial Point of View	7
The Merger Generally Will Be Tax-Free to Holders of Cavalry Common Stock to the Extent They Receive Pinnacle Common Stock	8
Cavalry Directors and Executive Officers Have Some Financial Interests in the Merger That are Different From or in Addition to Their Interests as Shareholders	8
Pinnacle’s Board of Directors Recommends that You Vote “FOR” Approval of the Merger Agreement and the Stock Issuance in Connection With the Merger	9
Cavalry’s Board of Directors Recommends that You Vote “FOR” the Approval of the Merger Agreement	9
Board of Directors After the Merger	10
Pinnacle Shareholder Meeting to be Held on December 21, 2005	10
Cavalry Shareholder Meeting to be Held on December 22, 2005	10
Treatment of Cavalry Stock Options	11
The Merger is Expected to Occur in the First Quarter of 2006	11
Completion of the Merger is Subject to Customary Conditions	11
We May Not Complete the Merger Without All Required Regulatory Approvals	11
Termination of the Merger Agreement; Fees Payable	11
We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement	12
Pinnacle Will Account for the Merger Using the “Purchase” Method	12
No Dissenters’ and Appraisal Rights	12
Comparison of the Rights of Cavalry Shareholders and Pinnacle Shareholders	12
RISK FACTORS RELATING TO THE MERGER	13
The Value of Pinnacle Shares Received Will Fluctuate; Shareholders of Cavalry May Receive More or Less Value Depending on Fluctuations In the Price of Pinnacle Common Stock	13
Pinnacle May Not Be Able To Successfully Integrate Cavalry or To Realize the Anticipated Benefits of the Merger	14
Cavalry Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management	14
The Combined Company Will Incur Significant Transaction and Merger-Related Costs in Connection With the Merger	14
Directors and Officers of Cavalry Have Potential Conflicts of Interest in the Merger	15
Cavalry May Make Some Change of Control or Other Payments to Its Directors or Executive Officers Prior to the Merger	15
The Opinion Obtained by Cavalry From its Financial Advisor Will Not Reflect Changes in Circumstances Prior to the Merger	16
Failure To Complete the Merger Could Cause Pinnacle’s or Cavalry’s Stock Price To Decline	16
Risks Related to Pinnacle’s Business	16

i

ii

iii

QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER

Q:	Why is my vote important?

A:	Under the Tennessee Business Corporation Act, or TBCA, which governs both Pinnacle and Cavalry, the merger agreement must be approved by the holders of a majority of the outstanding shares of both Pinnacle and Cavalry common stock entitled to vote. Accordingly, if a Pinnacle or Cavalry shareholder fails to vote, or if a Pinnacle or Cavalry shareholder abstains, that will make it more difficult for Pinnacle and Cavalry to obtain the approval of the merger agreement. In addition, if you are a Pinnacle shareholder, your failure to vote will have the same effect as a vote against the approval of the merger agreement and the issuance of Pinnacle stock in connection with the merger. If you are a Cavalry shareholder, your failure to vote will have the same effect as a vote against the approval of the merger agreement.

Q:	What do I need to do now?

A:	After you carefully read this joint proxy statement/ prospectus, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope so that your shares will be represented and voted at your respective special meeting.

The boards of directors of Pinnacle and Cavalry each unanimously recommend that you vote in favor of each of the proposals on which you will be voting at your respective special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them, in the case of Cavalry shareholders, on the approval of the merger agreement, or, in the case of Pinnacle shareholders, on the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting, but it will otherwise have the consequence of a vote “Against” approval of the merger agreement, and, for Pinnacle shareholders, it also will have the consequence of a vote “Against” the issuance of Pinnacle common stock in connection with the merger.

Q:	How do I vote my shares if I am a participant in the Cavalry Employee Stock Ownership Plan, or ESOP?

A:	If you are a participant in the Cavalry ESOP, you can instruct the trustees how to vote the shares of stock that are allocated to your account. If you do not vote your shares, the trustees will vote them in the manner directed by the majority of participants from whom they have received voting instructions. The trustees will vote shares that have not been allocated to any account in the same manner.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at your meeting. You can do this in any of the three following ways:

• by sending a written notice to the corporate secretary of Pinnacle or Cavalry, as appropriate, in time to be received before your special meeting stating that you would like to revoke your proxy;

• by completing, signing and dating another proxy card bearing a later date and returning it by mail in time to be received before your special meeting, you can change your vote by submitting a proxy card at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

• if you are a holder of record, by attending the special meeting and voting in person.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	What am I being asked to vote upon and how does my board recommend I vote?

A:	Shareholders of both Pinnacle and Cavalry are being asked to (i) approve the merger agreement pursuant to which Pinnacle will acquire Cavalry by merger, with Pinnacle being the surviving corporation, and (ii) to permit adjournment of their respective meetings to permit the solicitation of additional proxies in the event there are insufficient votes to constitute a quorum or to approve the matters presented at such special meetings. Additionally, Pinnacle shareholders are being asked to approve the issuance of Pinnacle common stock in connection with the merger.

Both the Pinnacle and Cavalry boards of directors have determined unanimously that the proposed merger is advisable and in the best interests of the Pinnacle and Cavalry shareholders, respectively, and each board recommends that its respective shareholders vote “For” approval of the merger agreement and “For” the adjournment proposals. Pinnacle’s board also recommends unanimously that its shareholders approve the issuance of Pinnacle common stock in connection with the merger.

Neither Pinnacle’s board of directors nor Cavalry’s board of directors is aware of any other business to be considered at their respective special meetings.

Q:	What vote is required to approve the transaction?

A:	The approval of the merger agreement and, in the case of the Pinnacle shareholders, the approval of the issuance of Pinnacle common stock in connection with the merger requires: (1) the affirmative vote of a majority of the shares of Pinnacle’s common stock outstanding on November 11, 2005, and (2) the affirmative vote of a majority of the shares of Cavalry’s common stock outstanding on November 7, 2005.

If a quorum does not exist at the Pinnacle special meeting, adjournment requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting. If a quorum exists at the Pinnacle special meeting but there are not enough affirmative votes to approve the merger agreement and issuance of Pinnacle common stock in connection with the merger, the special meeting may be adjourned if the votes cast, in person or by proxy, at the Pinnacle special meeting favoring the proposal to adjourn exceed the votes cast, in person or by proxy, opposing the proposal to adjourn.

Similarly, if a quorum does not exist at the Cavalry special meeting, adjournment requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting. If a quorum exists at the Cavalry special meeting but there are not enough affirmative votes to approve the merger agreement, the special meeting may be adjourned if the votes cast, in person or by proxy, at the Cavalry special meeting favoring the proposal to adjourn exceed the votes cast, in person or by proxy, opposing the proposal to adjourn.

Q:	Why are Pinnacle and Cavalry proposing to merge?

A:	The boards of directors of both Pinnacle and Cavalry believe that, among other things, the merger will provide the resulting company with expanded opportunities for profitable growth. In addition, the boards believe that by combining the resources of the two companies, the resulting company will have an improved ability to compete in the changing and competitive financial services industry.

Q:	What will Cavalry shareholders receive as a result of the merger?

A:	As a shareholder of Cavalry, you will receive shares of Pinnacle common stock based on a formula in which each share of Cavalry common stock you own at the effective time of the merger will be converted into the right to receive 0.95 shares of Pinnacle common stock. Fractional shares will be converted into cash based on the average closing price of Pinnacle’s common stock for the five trading days preceding the effective date of the merger.

Q:	How will the value of the consideration Cavalry shareholders may receive be determined?

A:	Because the merger is based upon a fixed exchange ratio, the value Cavalry shareholders receive will fluctuate based upon fluctuations in the market price of Pinnacle’s common stock. As of November 10, 2005, the most recent practical date prior to the date of this joint proxy statement/ prospectus, Pinnacle’s closing stock price was $24.50. Accordingly, based upon that price, each share of Cavalry would receive value of $23.28 ($24.50 times 0.95). Any resulting fractional shares will be converted into cash. You should obtain current stock price quotations for Pinnacle common stock and Cavalry common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

Q:	I am a Cavalry shareholder. Should I send in my stock certificates now?

A:	No. After the merger is completed, Pinnacle will send Cavalry shareholders written instructions for exchanging their stock certificates for merger consideration. You should not send in your stock certificates until you receive these instructions.

Q:	I am a Pinnacle shareholder. Should I send in my common stock certificates?

A:	No. Outstanding shares of Pinnacle common stock will remain outstanding following the merger with Cavalry, with no additional action required by Pinnacle shareholders.

Q:	Will shareholders have dissenters’ and appraisal rights?

A:	Neither Cavalry nor Pinnacle shareholders will have any right to dissent from the merger and demand an appraisal of their shares of either Cavalry or Pinnacle common stock, as the case may be.

Q:	What are the federal income tax consequences to Cavalry shareholders?

A:	For federal income tax purposes, Cavalry shareholders who exchange their shares for Pinnacle common stock will generally not recognize gain or loss on the exchange, except with respect to any cash paid for fractional shares.

Please see page 41 of this joint proxy statement/ prospectus for a description of the material United States federal income tax consequences of the merger.

Q:	I am a Cavalry shareholder. May I sell the shares of Pinnacle common stock that I will receive in the merger?

A:	Generally, yes. Shares of Pinnacle common stock that you receive in the merger will be freely transferable, unless you are an “affiliate” of Cavalry under applicable federal securities laws. Affiliates generally include directors, certain executive officers and holders of 10% or more of Cavalry common stock. Generally, all shares of Pinnacle common stock received by affiliates of Cavalry (including shares they beneficially own for others) may not be sold by them, except in compliance with the Securities Act of 1933, as amended. For more detail regarding this subject, see page 47.

Q:	When do you expect the merger to be completed?

A:	We anticipate that the merger will be completed in the first quarter of 2006. In addition to shareholder approvals, we must also obtain certain regulatory approvals. Any delay in obtaining such approvals may delay the consummation of the merger.

Q:	If I’ve lost my Cavalry stock certificate, can I receive consideration in the merger?

A:	Yes. However, you will have to provide an affidavit attesting to the fact that you lost your Cavalry stock certificate. Additionally, you may have to give Pinnacle or the exchange agent a bond to indemnify Pinnacle against a loss in the event someone finds or has your lost certificate and is able to transfer it. To avoid these measures, you should do everything you can to find your lost certificate before the time comes to send it in.

Q:	Where will my shares be listed after the merger?

A:	Shares of Pinnacle’s common stock issued in the transaction will be listed on the Nasdaq National Market and will trade under the symbol “PNFP.”

Q:	Who can help answer my questions?

A:	If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

Investor Relations Pinnacle Financial Partners, Inc. 211 Commerce Street, Suite 300 Nashville, TN 37201 (615) 744-3700	or	Investor Relations Cavalry Bancorp, Inc. 114 West College Street Murfreesboro, Tennessee 37130 (615) 893-1234

SUMMARY
      This brief summary highlights selected information from this joint proxy statement/ prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and the other documents to which this joint proxy statement/ prospectus refers you to fully understand the merger. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91. Each item in this summary refers to the page where that subject is discussed in more detail.
Information about Pinnacle and Cavalry (Pages 86 and 88)
Pinnacle Financial Partners, Inc.
211 Commerce Street
Suite 300
Nashville, TN 37201
(615) 744-3700
      Pinnacle is a Tennessee corporation that was incorporated in 2000 to organize and serve as the holding company for Pinnacle National Bank, a national banking association chartered under the laws of the United States. Pinnacle National Bank commenced its banking operations on October 27, 2000 and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses located within the Nashville metropolitan statistical area, or MSA. Pinnacle owns 100% of the capital stock of Pinnacle National Bank.
      Pinnacle National Bank’s primary service area is Davidson, Williamson and Sumner Counties within the Nashville MSA. This area represents a geographic area that covers approximately 4,000 square miles and a population in excess of 1.3 million people.
      Federal Deposit Insurance Corporation information as of June 30, 2005 reflects that there are 175 commercial banks that are currently active and also were chartered in the United States in 2000, excluding those institutions that appear to have transferred an existing charter to a new charter. Based on this information, Pinnacle National Bank was the largest and fastest growing of these banks in terms of total assets. We believe that one of the principal factors contributing to our rapid growth thus far has been our ability to effectively position ourselves as a locally managed community bank committed to providing outstanding service and trusted financial advice. As of September 30, 2005, Pinnacle had total assets of approximately $978.5 million, total deposits of approximately $788.6 million and total shareholders’ equity of approximately $62.9 million.
Cavalry Bancorp, Inc
114 West College Street
Murfreesboro, Tennessee 37130
(615) 893-1234
      Cavalry is a Tennessee corporation that was organized in 1997 for the purpose of becoming the bank holding company for Cavalry Banking upon the bank’s conversion from a federally chartered mutual association (formed in 1936) to a federally chartered stock savings bank. That conversion was completed on March 16, 1998. In 2002, Cavalry Banking converted to a state chartered commercial bank and became a member of the Federal Reserve System. As of that date, Cavalry became a bank holding company registered with the Federal Reserve Board, or FRB.
      Cavalry Banking’s primary market areas are Rutherford, Davidson, Bedford and Williamson Counties in Middle Tennessee. A large number of its depositors and borrowers reside in, and a substantial portion of its loan portfolio is secured by properties located in, Rutherford County.
      Cavalry Banking is a community-oriented financial institution whose primary business is attracting deposits from the general public and using those funds to originate a variety of loans to individuals residing within its primary market area, and to businesses owned and operated by such individuals. Cavalry Banking actively makes construction and acquisition and development loans, commercial real estate loans, commercial business loans, and consumer and other non-real estate loans. In addition, Cavalry Banking originates both adjustable-rate mortgage loans and fixed-rate mortgage loans. Generally, adjustable-rate mortgage loans are retained in Cavalry Banking’s portfolio and long-term fixed-rate mortgage loans are sold in the secondary market. Cavalry Banking also provides trust and investment services through its trust division and brokerage and investment products through its brokerage division, Cavalry Investment Services. Cavalry Banking’s subsidiary, Miller & Loughry Insurance and Services, Inc., an independent insurance agency, offers a full line of insurance products and services as well as human resources management services.
      At September 30, 2005, Cavalry had total assets of approximately $632.0 million, total deposits of approximately $564.1 million and total shareholders’ equity of approximately $58.2 million. Cavalry has not engaged in any significant activity other than holding the stock of Cavalry Banking, and Cavalry owns 100% of the capital stock of Cavalry Banking. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cavalry Banking.
Cavalry Will Merge With and Into Pinnacle (Page 65)
      We propose a merger of Cavalry with and into Pinnacle. Pinnacle will survive the merger. We have attached the merger agreement to this joint proxy statement/ prospectus as Appendix A. Please read the merger agreement carefully. It is the legal document that governs the merger.
What Cavalry Shareholders Will Receive In the Merger (Page 65)
      Cavalry shareholders will receive 0.95 shares of Pinnacle common stock for each share of Cavalry common stock owned by them at the effective time of the merger. Pinnacle will not issue fractional shares in the merger. As a result, the total number of shares of Pinnacle common stock that each Cavalry shareholder will receive in the merger will be rounded down to the nearest whole number, and each Cavalry shareholder will receive a cash payment for the remaining fraction of a share of Pinnacle stock that he or she would otherwise receive, if any, based on the average closing market value of Pinnacle common stock for the five trading days preceding the effective date of the merger.
      Example: If you currently own 150 shares of Cavalry common stock, you will be entitled to receive 142 shares of Pinnacle common stock and a check for the market value of 0.5 shares of Pinnacle common stock based on the average closing market value of Pinnacle common stock for the five trading days preceding the effective date of the merger.
      The number of shares of Pinnacle common stock to be issued in connection with the merger for each share of Cavalry common stock is fixed. Accordingly, shareholders of Cavalry may receive more or less value depending on fluctuations in the market price of Pinnacle common stock. The merger may not be completed until a significant period of time has passed after the Pinnacle and Cavalry special meetings. At the time of their respective special meetings, Pinnacle and Cavalry shareholders will not know the exact value of the Pinnacle common stock that will be issued in connection with the merger.
      You should obtain current stock price quotations for Pinnacle common stock and Cavalry common stock. You can obtain these quotations from a newspaper, on the Internet or by calling your broker.
Dividend Policy of Pinnacle (Page 31)
      Pinnacle has not paid any cash dividends since inception and it does not anticipate that it will consider paying cash dividends at any point in the near future and until Pinnacle National Bank has achieved a level of profitability appropriate to fund such dividends and support asset growth. Otherwise, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements, regulatory requirements and consideration by the Pinnacle board of directors of other relevant factors.

Pinnacle’s Financial Advisor Has Provided an Opinion to the Pinnacle Board as to the Fairness of the Merger Consideration from a Financial Point of View (Page 50)
      In connection with the merger, Pinnacle retained Raymond James & Associates, Inc., or Raymond James, as its financial advisor. In deciding to adopt the merger agreement, the Pinnacle board of directors considered the oral opinion of Raymond James provided to the Pinnacle board of directors on September 30, 2005, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the considerations described in its opinion and other matters as Raymond James considered relevant, the aggregate merger consideration to be paid by Pinnacle pursuant to the merger agreement was fair from a financial point of view to Pinnacle.
      The full text of the written opinion of Raymond James, dated September 30, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Raymond James in connection with the opinion, is attached to this joint proxy statement/ prospectus as Appendix B. Raymond James provided its opinion for the information and assistance of the Pinnacle board of directors in connection with its consideration of the transaction contemplated by the merger agreement. You should read the opinion carefully, as well as the description of the opinion contained elsewhere in this joint proxy statement/ prospectus, to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Raymond James. The Raymond James opinion is addressed to the Pinnacle board of directors and is not a recommendation as to how any shareholder of either Pinnacle or Cavalry should vote with respect to the merger agreement and the issuance of Pinnacle common stock in connection with the merger.
      Pinnacle has paid $350,000 to Raymond James and has agreed to pay Raymond James an additional $150,000 upon the completion of the merger.
Cavalry’s Financial Advisor Has Provided an Opinion to the Cavalry Board as to the Fairness of the Merger Consideration from a Financial Point of View (Page 56)
      In connection with the merger, Cavalry retained Hovde Financial LLC, or Hovde, as its financial advisor. In deciding to adopt the merger agreement, the Cavalry board of directors considered the oral opinion of Hovde that, as of September 29, 2005, and subsequently confirmed in writing on September 30, 2005, and based upon and subject to the assumptions made, matters considered and limitations described in their opinion, the merger consideration was fair, from a financial point of view, to the holders of Cavalry common stock.
      The full text of the written opinion of Hovde, dated September 30, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Hovde in connection with the opinion, is attached to this joint proxy statement/ prospectus as Appendix C. Hovde provided its opinion for the information and assistance of the Cavalry board of directors in connection with its consideration of the transaction contemplated by the merger agreement. You should read the opinion carefully, as well as the description of the opinion contained elsewhere in this joint proxy statement/ prospectus, to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Hovde. The Hovde opinion is addressed to the Cavalry board of directors and is not a recommendation as to how any shareholder of either Cavalry or Pinnacle should vote with respect to the merger agreement.
      Cavalry has agreed to pay Hovde, upon completion of the merger, a fee of approximately $1.63 million based on the transaction consideration value as of the date of the merger agreement.

The Merger Generally Will Be Tax-Free to Holders of Cavalry Common Stock to the Extent They Receive Pinnacle Common Stock (Page 43)
      A Cavalry shareholder’s receipt of Pinnacle common stock in the merger will be tax-free for United States federal income tax purposes, except for taxes which may result from any receipt of cash in lieu of fractional shares of Pinnacle common stock.
      There will be no United States federal income tax consequences to a holder of Pinnacle common stock as a result of the merger.
      The United States federal income tax consequences described above may not apply to some holders of Pinnacle and Cavalry common stock, including some types of holders specifically referred to on page 42. Accordingly, please consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.
Cavalry Directors and Executive Officers Have Some Financial Interests in the Merger That are Different From or in Addition to Their Interests as Shareholders (Page 44)
      Cavalry directors and executive officers have financial and other interests in the merger in addition to their interests as shareholders of Cavalry. These interests include:

•	Cavalry has employment agreements and change in control agreements with its executive officers that provide for lump-sum payments and other benefits following a change in control and the subsequent termination of the employee without cause or voluntary termination for good reason. As specified in the merger agreement, the merger will constitute a change in control under these agreements and the lump-sum payment will be made if the employee voluntarily terminates his or her employment within twelve months of the closing of the merger. These payments and benefits are estimated to total $5.1 million in the aggregate and may be made in 2005 to avoid certain adverse tax consequences, even if the merger is not then consummated. See “RISK FACTORS RELATING TO THE MERGER — Cavalry May Make Some Change of Control or Other Payments to Its Directors or Executive Officers Prior to the Merger” on page 15 for more information about these payments.

•	Partial distributions under Cavalry’s Supplemental Executive Retirement Plan and Supplemental Director Retirement Plan may be made to certain of Cavalry’s directors and executive officers in conjunction with the merger. In addition, vesting of benefits under these plans may be accelerated to occur in 2005 prior to the consummation of the merger.

•	Certain executive officers of Cavalry will enter into new employment, consulting or change of control agreements with Pinnacle or Pinnacle National Bank, which become effective as of the closing of the merger. These agreements provide for the payment of additional payments and benefits to these officers and contain covenants not to compete.

•	Pinnacle has agreed to indemnify and hold harmless each present and former director, officer and employee of Cavalry and its subsidiaries following completion of the merger. This indemnification covers liability and expenses arising out of matters existing or occurring at or prior to the completion of the merger to the fullest extent such persons would have been indemnified as directors, officers or employees of Cavalry or any of its subsidiaries under existing indemnification agreements and/or applicable law. This indemnification extends to liability arising out of the transactions contemplated by the merger agreement. Pinnacle also has agreed that it will maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of Cavalry’s directors and officers for six years following completion of the merger.

•	At the effective time of the merger, Pinnacle’s board of directors will be expanded by three members, and three members of the existing Cavalry board of directors who are proposed by Cavalry and reasonably acceptable to Pinnacle will fill such vacancies. One of the new directors shall be Ed C. Loughry, Jr., who currently serves as chairman and chief executive officer of

Cavalry. Mr. Loughry will become vice chairman of the Pinnacle board when the merger is complete. As members of the Pinnacle board of directors, the new directors who are not employees of Pinnacle can be expected to receive $1,200 for each board meeting attended and $900 for each committee meeting attended. In addition, committee members receive quarterly retainers ranging from $625 (Community Affairs Committee) to $1,875 (Audit Committee). Members of the Human Resources, Nominating and Compensation Committee receive a quarterly retainer of $1,250. Directors also may receive equity awards under the Pinnacle 2004 Equity Incentive Plan.
      The Cavalry board of directors knew about these additional interests, and considered them, when it adopted the merger agreement.
Pinnacle’s Board of Directors Recommends that You Vote “FOR” Approval of the Merger Agreement and the Stock Issuance in Connection With the Merger (Page 38)
      Pinnacle’s board of directors believes that the merger is fair to and in the best interests of the Pinnacle shareholders, and recommends that Pinnacle shareholders vote “FOR” the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger.
      In determining whether to adopt the merger agreement, Pinnacle’s board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the Pinnacle board of directors also considered a number of factors, including the following material factors:

•	accelerated entry in the Rutherford County market;

•	increased size and scale — the combined company is expected to have pro forma assets of approximately $1.7 billion and 17 offices in some of the fastest growing areas in the Nashville MSA;

•	enhanced franchise value — the increased size and scale of the combined company will potentially attract the largest acquirers and potentially enhance a “take-over” premium;

•	enhanced geographic market — Rutherford County is the 5th largest and fastest growing county in terms of population in Tennessee, and Pinnacle, prior to entering into the merger agreement, had plans to enter this area on a de novo basis before 2005 year-end;

•	accretive to earnings — applying the potential cost savings and other assumptions (described under “OPINIONS OF FINANCIAL ADVISORS — Opinion of Pinnacle’s Financial Advisor” beginning on page 50), the merger would result in accretion to Pinnacle’s earnings per share beginning in 2006;

•	increased float — pro forma shares outstanding of the combined company would increase from 8.4 million shares to 15.3 million shares; and

•	improved revenue diversification — although both Pinnacle and Cavalry are engaged primarily in banking activities, approximately 10% of Cavalry’s revenues are comprised of insurance sales commissions and fiduciary fees, which currently are not a source of revenue for Pinnacle.
Cavalry’s Board of Directors Recommends that You Vote “FOR” the Approval of the Merger Agreement (Page 40)
      Cavalry’s board of directors believes that the merger is fair to and in the best interests of the Cavalry shareholders, and recommends that Cavalry shareholders vote “FOR” the approval of the merger agreement.

      In determining whether to adopt the merger agreement, Cavalry’s board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, the Cavalry board of directors also considered a number of factors, including the following material factors:

•	the value of the consideration to be received by Cavalry shareholders, including the opinion of Hovde that such consideration is fair, from a financial point of view;

•	the alternatives to the merger, including Cavalry remaining an independent financial institution;

•	the fact that even though Cavalry shareholders will own only 42% of the combined institution, some existing Cavalry officers and directors will continue to serve in comparable positions with the surviving corporation;

•	the potential long-term benefits of the merger to Cavalry shareholders and customers; and

•	the impact of the merger on Cavalry’s employees.
Board of Directors After the Merger (Page 46)
      After the merger, the board of directors of the combined company will have 13 members, consisting of 10 current members of Pinnacle’s board of directors and three members (one of whom will be Ed C. Loughry, Jr., current chairman and chief executive officer of Cavalry) of the existing Cavalry board of directors who are proposed by Cavalry and reasonably acceptable to Pinnacle.
Pinnacle Shareholder Meeting to be Held on December 21, 2005 (Page 32)
      The Pinnacle special meeting will be held at 211 Commerce Street, Suite 100, Nashville, Tennessee 37201 on December 21, 2005 at 10:00 a.m., local time. At the special meeting, Pinnacle shareholders will be asked:

1. to approve the merger agreement between Pinnacle and Cavalry and the issuance of Pinnacle common stock in connection with the merger;

2. to vote upon an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies; and

3. to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.
      You can vote at the Pinnacle special meeting if you owned Pinnacle common stock at the close of business on November 11, 2005. On that date, there were 8,425,205 shares of Pinnacle common stock outstanding and entitled to vote, approximately 12.75% of which were owned and entitled to be voted by Pinnacle directors and executive officers and their affiliates. You can cast one vote for each share of Pinnacle common stock you owned on that date. The approval of the merger agreement with Cavalry and the issuance of Pinnacle common stock in connection with the merger requires the affirmative vote of the holders of a majority of Pinnacle’s outstanding shares. Approval of the proposal to adjourn or postpone the meeting, if necessary, requires that the number of votes cast in favor of the proposal exceed the number of votes cast opposing the proposal.
Cavalry Shareholder Meeting to be Held on December 22, 2005 (Page 34)
      The Cavalry special meeting will be held at 114 West College Street, Murfreesboro, Tennessee 37130 on December 22, 2005 at 10:00 a.m., local time. At the special meeting, Cavalry shareholders will be asked:

1. to approve the merger agreement between Pinnacle and Cavalry;

2. to vote upon an adjournment or postponement of the special meeting, if necessary, to solicit additional proxies; and

3. to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.
      You can vote at the Cavalry special meeting if you owned Cavalry common stock at the close of business on November 7, 2005. On that date, there were 7,217,565 shares of Cavalry common stock outstanding and entitled to vote, approximately 22.48% of which were owned and entitled to be voted by Cavalry directors and executive officers and their affiliates. You can cast one vote for each share of Cavalry common stock you owned on that date. In order to approve the merger agreement, the holders of a majority of the outstanding shares of Cavalry common stock entitled to vote must vote in favor of the merger. Approval of the proposal to adjourn or postpone the meeting, if necessary, requires that the number of votes cast in favor of the proposal exceed the number of votes cast opposing the proposal.
Treatment of Cavalry Stock Options (Page 65)
      Each outstanding Cavalry stock option will be assumed by Pinnacle as of the completion of the merger and will be converted automatically into an option to purchase common stock of Pinnacle. The number of shares of common stock underlying the new option will equal the number of shares of Cavalry common stock for which the corresponding Cavalry option was exercisable, multiplied by 0.95 and rounded down to the nearest whole share. The per share exercise price of each new Pinnacle option will equal the exercise price of the corresponding Cavalry option divided by 0.95 and rounded down to the nearest one cent. All other terms of the Cavalry stock options will remain unchanged after the conversion.
The Merger is Expected to Occur in the First Quarter of 2006 (Page 66)
      The merger will occur after all the conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur in the first quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain approval of Pinnacle’s shareholders of the merger agreement and the issuance of Pinnacle common stock in connection with the merger and approval of the merger agreement by Cavalry shareholders, at the respective special meetings. We also must obtain necessary regulatory approvals. If the merger has not been completed by March 31, 2006, either Pinnacle or Cavalry may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to close by failing to comply with the merger agreement.
Completion of the Merger is Subject to Customary Conditions (Page 67)
      The completion of the merger is subject to a number of customary conditions being met, including the approval by Cavalry shareholders of the merger agreement and the approval by Pinnacle shareholders of the merger agreement and the issuance of Pinnacle common stock in connection with the merger, as well as receipt of all required regulatory approvals.
      Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.
We May Not Complete the Merger Without All Required Regulatory Approvals (Page 47)
      We cannot complete the merger unless we receive the prior approval of the FRB. In addition, we need to obtain approvals or consents from, or make filings with, a number of federal and state bank, insurance and other regulatory authorities.
Termination of the Merger Agreement; Fees Payable (Page 72)
      We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental authority that must grant a regulatory approval denies approval of the merger (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

•	the merger is not completed on or before March 31, 2006 (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date);

•	the other party’s board of directors adversely changes its recommendation that its shareholders vote “FOR” approval of the merger agreement (in the case of Cavalry) or the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger (in the case of Pinnacle), or the other party breaches its obligation to hold its shareholders’ meeting to approve the transactions contemplated by the merger agreement;

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured within 30 days;

•	the shareholders of Cavalry do not approve the merger agreement at the Cavalry shareholder meeting; or

•	the shareholders of Pinnacle do not approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger at the Pinnacle shareholder meeting.
      The merger agreement provides that in limited circumstances, described more fully beginning on page 72, involving a change in the recommendation of Cavalry’s board that Cavalry’s shareholders approve the merger agreement, Cavalry’s failure to hold a shareholders’ meeting to vote on the merger agreement, Cavalry’s authorization, recommendation or proposal of a third party acquisition proposal or if the merger agreement is otherwise terminated (other than by Cavalry for Pinnacle’s material breach) after Cavalry shall have received a third party acquisition proposal, Cavalry may be required to pay a termination fee to Pinnacle of $5 million. The purpose of the termination fee is to encourage the commitment of Cavalry to the merger, and to compensate Pinnacle if Cavalry engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee likely will be to discourage other companies from seeking to acquire or merge with Cavalry prior to completion of the merger and could cause Cavalry to reject any acquisition proposal from a third party which does not take into account the termination fee.
      Alternatively, in the event of a willful breach by either Pinnacle or Cavalry that results in the termination of the merger agreement, the breaching party will be liable to the non-breaching party for damages in the amount of $2.5 million.
We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 74)
      We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the approval of the merger agreement by the respective shareholders of Pinnacle or Cavalry, no amendment or waiver that reduces or changes the form of the consideration that will be received by Cavalry shareholders may be accomplished without the further approval of such shareholders.
Pinnacle Will Account for the Merger Using the “Purchase” Method (Page 44)
      Pinnacle will account for the merger as a purchase for financial reporting purposes.
No Dissenters’ and Appraisal Rights (Page 44)
      Under Tennessee law, neither Pinnacle’s nor Cavalry’s shareholders are entitled to dissenters’ and appraisal rights in connection with the merger.
Comparison of the Rights of Cavalry Shareholders and Pinnacle Shareholders (Page 77)
      Both Pinnacle and Cavalry are incorporated under Tennessee law. Cavalry shareholders, upon completion of the merger will become Pinnacle shareholders, and their rights as such will be governed by Pinnacle’s charter and bylaws. See “COMPARISON OF THE RIGHTS OF SHAREHOLDERS” beginning on page 77 for the material differences between the rights of Cavalry shareholders and Pinnacle shareholders.

RISK FACTORS RELATING TO THE MERGER
      In addition to the other information contained in or incorporated by reference into this joint proxy statement/ prospectus, including without limitation, Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Pinnacle’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, Cavalry’s Annual Report on Form 10-K as amended by Amendment No. 1 to Annual Report on Form 10-K/A, each for the fiscal year ended December 31, 2004, and Cavalry’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement and, in the case of the Pinnacle shareholders, the stock issuance in connection with the merger.
The Value of Pinnacle Shares Received Will Fluctuate; Shareholders of Cavalry May Receive More or Less Value Depending on Fluctuations In the Price of Pinnacle Common Stock
      The number of shares of Pinnacle common stock issued to Cavalry shareholders in exchange for each share of Cavalry common stock is fixed. The market prices of Pinnacle common stock and Cavalry common stock when the merger is completed may vary from their market prices at the date of this document and at the date of the special meetings of Pinnacle and Cavalry. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Pinnacle common stock, the market value of Pinnacle common stock issued in the merger may be higher or lower than the value of such shares on earlier dates. If the price of Pinnacle common stock declines prior to completion of the merger, the value of the merger consideration to be received by Cavalry’s shareholders will decrease. During the 12-month period ending on November 10, 2005, the most recent practical date prior to the date of this joint proxy statement/ prospectus, Pinnacle common stock traded in a range from a low of $20.50 to a high of $26.65 and ended that period at $24.50, and Cavalry common stock traded in a range from a low of $17.60 to a high of $26.25 and ended that period at $23.27. See “COMPARATIVE MARKET PRICES” beginning on page 29 for more detailed share price information.
      These variations may be the result of various factors, many of which are beyond the control of Cavalry and Pinnacle, including:

•	changes in the business, operations or prospects of Pinnacle, Cavalry or the combined company;

•	governmental and/or litigation developments and/or regulatory considerations;

•	market assessments as to whether and when the merger will be consummated and the anticipated benefits of the merger;

•	governmental action affecting the banking and financial industry generally;

•	market assessments of the potential integration or other costs; and

•	general market and economic conditions.
      The merger may not be completed until a significant period of time has passed after the Pinnacle and Cavalry special shareholder meetings. At the time of their respective special shareholder meetings, Pinnacle and Cavalry shareholders will not know the exact value of the Pinnacle common stock that will be issued in connection with the merger.
      Shareholders of Pinnacle and Cavalry are urged to obtain current market quotations for Pinnacle and Cavalry common stock, and they may obtain such quotations from a newspaper, the Internet or by calling their broker. The price of Pinnacle common stock and Cavalry common stock at the effective time of the merger may vary from their prices on the date of this joint proxy statement/ prospectus. The historical prices of Pinnacle common stock and Cavalry common stock included in this joint proxy statement/ prospectus may not be indicative of their prices on the date the merger becomes effective. The future market prices of Pinnacle common stock and Cavalry common stock cannot be guaranteed or predicted.

Pinnacle May Not Be Able To Successfully Integrate Cavalry or To Realize the Anticipated Benefits of the Merger
      The merger involves the combination of two bank holding companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on Pinnacle’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Pinnacle may not be able to combine the operations of Cavalry and Pinnacle without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.
Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit the successful integration of Cavalry and Pinnacle.
      Further, Pinnacle and Cavalry entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Pinnacle integrates Cavalry in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact Pinnacle’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.
Cavalry Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management
      After the merger’s completion, Cavalry shareholders will own a significantly smaller percentage of Pinnacle than they currently own of Cavalry. Following completion of the merger, Cavalry shareholders will own approximately 42% of the combined company on a fully-diluted basis. Additionally, former Cavalry directors initially will hold only three out of 13 seats on Pinnacle’s board. Consequently, Cavalry shareholders likely will be able to exercise less influence over the management and policies of Pinnacle than they currently exercise over the management and policies of Cavalry.
The Combined Company Will Incur Significant Transaction and Merger-Related Costs in Connection With the Merger
      Pinnacle and Cavalry expect to incur costs associated with combining the operations of the two companies. Pinnacle and Cavalry have just recently begun collecting information in order to formulate detailed integration plans to deliver planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of Pinnacle and Cavalry. Although Pinnacle and Cavalry expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

      Whether or not the merger is consummated, Pinnacle and Cavalry will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the merger. Completion of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including approval by federal and state banking regulators. Pinnacle and Cavalry intend to pursue all required approvals in accordance with the merger agreement. See “THE MERGER AGREEMENT — Conditions to the Completion of the Merger” beginning on page 67 for a discussion of the conditions to the completion of the merger and “PROPOSAL #1 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC.: THE PROPOSED MERGER — Regulatory Approval” on page 47 for a description of the regulatory approvals necessary in connection with the merger.
Directors and Officers of Cavalry Have Potential Conflicts of Interest in the Merger
      You should be aware that some directors and officers of Cavalry have interests in the merger that are different from, or in addition to, the interests of Cavalry shareholders generally. For example, certain Cavalry executive officers have agreements that provide for payments following consummation of the merger if they are subsequently terminated without cause or voluntarily terminate their employment for good reason within twelve months following the closing of the merger. The merger agreement provides that the merger shall be considered a change in control for purposes of these agreements and that any voluntary termination by an employee of his or her employment with Pinnacle or Pinnacle National Bank, as the case may be, within twelve months of the closing of the merger shall trigger Pinnacle’s obligation to make any payments under these employment or change in control agreements. Pinnacle and Cavalry have agreed that such payments may be made prior to the consummation of the merger (see “— Cavalry May Make Some Change of Control or Other Payments to Its Directors or Executive Officers Prior to the Merger” immediately below).
      In addition, certain of the executive officers of Cavalry have been offered employment, consulting or change in control agreements by Pinnacle National Bank that provide the executive officer with payment for services provided to Pinnacle or Pinnacle National Bank as well as, in some instances, payments upon a change in control of Pinnacle or Pinnacle National Bank. These agreements may create potential conflicts of interest. In addition, Pinnacle agreed in the merger agreement to indemnify and provide liability insurance to Cavalry’s officers and directors. These and certain other additional interests of Cavalry’s directors and officers may cause some of these persons to view the proposed transaction differently than you view it. For more information about these interests, please see “PROPOSAL #1 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC.: THE PROPOSED MERGER — Interests of Certain Cavalry Executive Officers and Directors in the Merger” beginning on page 44.
Cavalry May Make Some Change of Control or Other Payments to Its Directors or Executive Officers Prior to the Merger
      Cavalry has represented to Pinnacle that the payment of any change in control or severance payments or the payment or acceleration of any benefits under any of Cavalry’s benefit plans as a result of the merger would not be treated as an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended. The merger agreement permits Cavalry to take certain actions so that these payments or the acceleration of these benefits would not be treated as “excess parachute payments” under the Code, which actions may include Cavalry’s payment of all or a portion of these amounts prior to both December 31, 2005 and the closing of the merger. The payment of these amounts in 2005, which will not have an impact on the consideration to be received by Cavalry shareholders in the merger, would have a significant negative impact on Cavalry’s results of operations and financial condition for the year ending December 31, 2005 but would not constitute a material adverse effect or a default by Cavalry under the terms of the merger agreement. While Cavalry is hopeful that all conditions to the closing of the merger will be satisfied prior to its making these payments, a delay in the receipt of any required regulatory approval or any other delay in the closing of the transaction could require that Cavalry make these payments prior to the satisfaction of all required closing conditions and at a time when it cannot be certain that the merger with Pinnacle will close. If these payments are made by Cavalry, and the merger of Cavalry and Pinnacle is not subsequently consummated, Cavalry’s stock price will likely decline and the substantial negative impact that these payments have on Cavalry’s earnings and financial condition for 2005 may make it more difficult for Cavalry to find a third party willing to acquire Cavalry at a value comparable to the value being offered in the merger with Pinnacle.
The Opinion Obtained by Cavalry From its Financial Advisor Will Not Reflect Changes in Circumstances Prior to the Merger
      On September 29, 2005, Hovde delivered to the Cavalry board its oral opinion (which was confirmed in writing on September 30, 2005) as to the fairness from a financial point of view to the shareholders of Cavalry, as of that date, of the aggregate merger consideration to be received by them under the merger agreement. A copy of this opinion is attached hereto as Appendix C. The opinion does not reflect changes that may occur or may have occurred after the date of such opinion, to the operations and prospects of Pinnacle or Cavalry, general market and economic conditions and other factors. As a result of the foregoing, Cavalry shareholders should be aware that the opinion of Hovde attached hereto does not address the fairness of the aggregate merger consideration at any time other than as of September 30, 2005.
Failure To Complete the Merger Could Cause Pinnacle’s or Cavalry’s Stock Price To Decline
      If the merger is not completed for any reason, Pinnacle’s or Cavalry’s stock price may decline because costs related to the merger, such as legal, accounting and financial advisory fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, Pinnacle’s or Cavalry’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed.
Risks Related to Pinnacle’s Business
      For risks related to Pinnacle’s business, please see Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference into this joint proxy statement/ prospectus.
Risks Related to Cavalry’s Business
      For risks related to Cavalry’s business, please see Cavalry’s Annual Report on Form 10-K, as amended by Amendment No. 1 to Annual Report on Form 10-K/A, for the fiscal year ended December 31, 2004, which is incorporated by reference into this joint proxy statement/ prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This joint proxy statement/ prospectus including the Appendices hereto contains “forward-looking statements” about Pinnacle and Cavalry and the combined company following the merger. “Forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are statements that represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology. You should note that the discussion of Pinnacle’s and Cavalry’s reasons for the merger and the description of the opinion of Cavalry’s financial advisor contain many forward-looking statements that describe beliefs, assumptions and estimates of the management of each of Cavalry and Pinnacle and public sources as of the indicated dates and those forward-looking expectations may have changed as of the date of this joint proxy statement/ prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.
      The ability of Pinnacle and Cavalry to predict results or the actual effects of the combined company’s plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the “RISK FACTORS RELATING TO THE MERGER” discussed immediately above as well as the following:

•	difficulties in obtaining required shareholder and regulatory approvals for the merger and related transactions;

•	the level and timeliness of realization, if any, of expected cost savings from the merger;

•	difficulties related to the consummation of the merger and the integration of the businesses of Pinnacle and Cavalry;

•	a materially adverse change in the financial condition of Pinnacle or Cavalry;

•	greater than expected deposit attrition, customer loss, or revenue loss following the merger;

•	loan losses that exceed the level of allowance for loan losses of the combined company;

•	lower than expected revenue following the merger;

•	management of the combined company’s growth;

•	the risks inherent or associated with possible or completed acquisitions;

•	increases in competitive pressure in the banking industry;

•	changes in the interest rate environment that reduce margins;

•	changes in deposit flows, loan demand or real estate values;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes;

•	general economic conditions, either nationally or in Tennessee, that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined company’s loan portfolio and the demand for its products and services;

•	dependence on key personnel;

•	changes in business conditions and inflation; and

•	changes in the securities markets.
Additional factors are discussed in the reports filed with the Securities and Exchange Commission (“SEC”) by Pinnacle and Cavalry. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
      The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Pinnacle shareholders and Cavalry shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this joint proxy statement/ prospectus or the date of any document incorporated by reference.
      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/ prospectus and attributable to Pinnacle or Cavalry or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Pinnacle and Cavalry undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

SELECTED FINANCIAL DATA
Selected Historical Financial Data
      The following tables present selected historical financial data for Pinnacle for each of the years ended December 31, 2004, 2003, 2002 and 2001 and the period from February 28, 2000 (inception) to December 31, 2000 and for the nine-month periods ended September 30, 2005 and 2004. In addition, the tables present selected historical financial data for Cavalry for each of the years in the five-year period ended December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004.

Pinnacle Financial Partners, Inc. Selected Historical Financial Data
      Set forth below is selected consolidated financial data for Pinnacle as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002 and 2001 and the period from February 28, 2000 (inception) to December 31, 2000, and Pinnacle’s unaudited consolidated financial data as of and for the nine months ended September 30, 2005 and 2004. Except for the data under “Performance Ratios and Other Data” and “Asset Quality Ratios,” the summary historical consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002 and 2001 and the period from February 28, 2000 (inception) to December 31, 2000 is derived from our audited consolidated financial statements, which were audited by KPMG LLP, an independent registered public accounting firm. The summary historical consolidated financial data as of and for the nine months ended September 30, 2005 and September 30, 2004, is derived from unaudited consolidated financial statements for those periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. Pinnacle prepared the unaudited information on the same basis as it prepared its audited consolidated financial statements. In the opinion of Pinnacle, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. This information should be read together with Pinnacle’s consolidated financial statements and related notes and Management’s Discussions and Analysis of Financial Condition and Results of Operations included in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2004 and Pinnacle’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference into this joint proxy statement/ prospectus.
Selected Historical Condensed Financial Data of Pinnacle Financial Partners, Inc.

	As of and for the Nine Months
	Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except per share data, ratios and percentages)
Statement of Financial Condition Data:
Total assets	$978,539	$685,408	$727,139	$498,421	$305,279	$175,439	$39,042
Loans, net of unearned income	604,225	434,909	472,362	297,004	209,743	134,440	12,407
Allowance for loan losses	(7,231)	(5,434)	(5,650)	(3,719)	(2,677)	(1,832)	(162)
Total securities	246,914	191,323	208,170	139,944	73,980	19,886	7,116
Deposits and securities sold under agreements to repurchase	856,280	564,817	602,655	405,619	249,067	147,917	22,945
Advances from FHLB	24,500	51,500	53,500	44,500	21,500	8,500	—
Subordinated debt	30,929	10,310	10,310	10,310	—	—	—
Stockholders’ equity	62,891	56,668	57,880	34,336	32,404	18,291	15,771

	As of and for the Nine Months
	Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except per share data, ratios and percentages)
Income Statement Data:
Interest income	$32,189	$19,105	$27,679	$18,262	$12,561	$6,069	$506
Interest expense	11,438	5,119	7,415	5,363	4,362	2,579	125

Net interest income	20,751	13,986	20,264	12,899	8,199	3,490	381
Provision for loan losses	1,450	1,814	2,948	1,157	938	1,670	162

Net interest income after provision for loan losses	19,301	12,172	17,316	11,742	7,261	1,820	219
Noninterest income	3,893	3,732	5,473	3,287	1,732	1,341	115
Noninterest expense	15,065	10,676	15,298	11,049	7,989	6,363	2,589

Income (loss) before income taxes	8,129	5,228	7,491	3,980	1,004	(3,202)	(2,255)
Income tax expense (benefit)	2,312	1,598	2,172	1,425	356	(2,065)	—

Net income (loss)	$5,817	$3,630	$5,319	$2,555	$648	$(1,137)	$(2,255)

Per Share Data(1):
Earnings (loss) per share — basic	$0.69	$0.48	$0.69	$0.35	$0.11	$(0.29)	$(1.39)
Weighted average shares outstanding — basic	8,402,916	7,537,856	7,750,943	7,384,106	6,108,942	3,963,196	1,617,616
Earnings (loss) per share — diluted	$0.62	$0.43	$0.61	$0.32	$0.10	$(0.29)	$(1.39)
Weighted average shares outstanding — diluted	9,455,756	8,451,439	8,698,139	7,876,006	6,236,844	3,963,196	1,617,616
Common shares outstanding at end of period	8,424,217	8,389,232	8,389,232	7,384,106	7,384,106	4,624,106	3,820,000
Performance Ratios and Other Data:(2)
Return on average assets(3)	0.94%	0.87%	0.89%	0.66%	0.29%	(1.19)%	(4.70)%
Return on average stockholders’ equity(3)	12.94%	12.66%	12.31%	7.70%	2.47%	(7.80)%	(7.70)%
Net interest margin(4)	3.60%	3.55%	3.62%	3.53%	3.81%	3.95%	5.71%
Net interest spread(5)	3.20%	3.29%	3.34%	3.23%	3.42%	3.29%	2.33%
Noninterest income to average assets(3)	0.62%	0.89%	0.92%	0.85%	0.76%	1.41%	0.42%
Noninterest expense to average assets(3)	2.42%	2.54%	2.56%	2.85%	3.50%	6.70%	5.92%
Efficiency ratio(6)	61.13%	60.26%	59.40%	68.30%	80.40%	131.70%	402.50%
Average loan to average deposit ratio	81.97%	78.66%	79.00%	85.50%	98.50%	94.90%	98.60%
Average interest-earning assets to average interest-bearing liabilities	119.58%	119.23%	120.00%	118.90%	119.60%	122.70%	248.00%
Book value per share	$7.47	$6.75	$6.90	$4.65	$4.39	$3.96	$4.13
Asset Quality Ratios:
Allowance for loan losses to nonperforming assets	11,854.10%	407.96%	1,006.90%	981.30%	143.40%	732.80%	0.00%
Allowance for loan losses to total loans	1.20%	1.25%	1.20%	1.25%	1.28%	1.36%	1.31%
Nonperforming assets to total assets	0.01%	0.19%	0.08%	0.08%	0.61%	0.14%	0.00%
Nonaccrual loans to total loans	0.01%	0.31%	0.12%	0.13%	0.89%	0.19%	0.00%

	As of and for the Nine Months
	Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except per share data, ratios and percentages)
Net loan charge-offs (recoveries) to average loans(3)	(0.07)%	0.08%	0.27%	0.05%	0.05%	0.00%	0.00%
Net charge-offs (recoveries) as a percentage of:
Provision for loan losses	(9.03)%	5.46%	34.49%	9.94%	9.91%	0.00%	0.00%
Allowance for loan losses(3)	(4.84)%	4.87%	18.00%	3.09%	3.47%	0.00%	0.00%
Capital Ratios:
Leverage(7)	9.3%	10.9%	9.70%	9.70%	11.10%	11.60%	82.50%
Tier 1 risk-based capital	10.9%	12.4%	11.70%	11.80%	12.70%	10.10%	58.80%
Total risk-based capital	13.0%	13.4%	12.70%	12.80%	13.80%	11.20%	59.40%

(1)	Earnings per share information reflects the impact of a two for one stock split which was effective on May 10, 2004.

(2)	Performance ratios and other data for the period ended December 31, 2000, are for the period from October 27, 2000, (commencement of banking operations) through December 31, 2000.

(3)	Ratios and data for the nine months ended September 30, 2005 and September 30, 2004, are annualized.

(4)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.

(5)	Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest paid on interest bearing liabilities.

(6)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(7)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as percentage of adjusted average assets.

Cavalry Bancorp, Inc. Selected Historical Financial Data
      Set forth below is selected consolidated financial data for Cavalry as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, and Cavalry’s unaudited consolidated financial data as of and for the nine months ended September 30, 2005 and 2004. Except for the data under “Performance Ratios” and “Asset Quality Ratios,” the summary historical consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 is derived from our audited consolidated financial statements, which were audited by Rayburn, Bates & Fitzgerald, P.C., an independent registered public accounting firm. The summary historical consolidated financial data as of and for the nine months ended September 30, 2005 and September 30, 2004, is derived from unaudited consolidated financial statements for those periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations for the full year or any other interim period. Cavalry prepared the unaudited information on the same basis as it prepared its audited consolidated financial statements. In the opinion of Cavalry, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. This information should be read together with Cavalry’s consolidated financial statements and related notes and Management’s Discussions and Analysis of Financial Condition and Results of Operations included in Cavalry’s Annual Report on Form 10-K as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, each for the year ended December 31, 2004 and Cavalry’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference into this joint proxy statement/ prospectus.

Selected Historical Condensed Financial Data of Cavalry Bancorp, Inc.

	As of and for the
	Nine Months
	Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except per share data, ratios and percentages)
Financial Condition Data:
Total assets	$632,006	$551,902	$578,670	$515,172	$464,365	$432,874	$384,285
Loans receivable, net	476,354	413,788	430,526	350,412	300,524	280,239	279,478
Loans held-for-sale	1,067	2,438	2,501	2,648	17,800	10,423	4,183
Investment securities held-to-maturity	—	—	—	—	—	637	594
Investment securities available-for-sale	42,934	43,707	42,183	55,123	37,926	41,808	32,247
Cash and cash equivalents	67,458	56,040	63,135	70,913	73,162	69,281	45,025
Deposits	564,055	486,346	506,534	454,257	407,752	380,990	336,534
Borrowings	2,794	2,848	2,835	2,889	2,944	998	1,578
Total shareholders’ equity	58,164	56,636	53,833	54,427	49,746	48,806	43,971
Operating Data:
Interest and dividend income	$23,415	$18,153	$25,068	$21,936	$23,257	$28,108	$29,436
Interest expense	6,457	3,953	5,555	5,616	7,193	12,649	13,070

Net interest income	16,958	14,200	19,513	16,320	16,064	15,459	16,366
Provision for loan losses	211	352	875	101	497	661	306

Net interest income after provision for loan losses	16,747	13,848	18,638	16,219	15,567	14,798	16,060

Gains on sale of loans, net	984	2,281	2,773	5,473	3,401	2,537	1,548
Other non-interest income	8,174	7,617	10,125	9,138	8,217	5,763	4,147
Non-interest expense	16,370	17,608	28,573	23,371	20,177	18,664	14,700

Income before income taxes	9,535	6,138	2,963	7,459	7,008	4,434	7,055
Income tax expense	3,286	2,475	2,534	2,965	2,891	2,435	3,003

Net income	$6,249	$3,663	$429	$4,494	$4,117	$1,999	$4,052

Basic earnings per share	$0.87	$0.57	$0.07	$0.70	$0.64	$0.31	$0.64
Diluted earnings per share	0.85	0.55	0.06	0.67	0.62	0.31	0.64
Dividends declared per share	0.22	0.18	1.75	0.22	0.20	0.20	0.20
Key Financial Ratios:
Performance Ratios:
Return on average assets(1)	1.42%	0.95%	0.08%	0.96%	0.97%	0.50%	1.11%
Return on average equity(2)	14.77%	8.82%	0.77%	8.60%	8.36%	4.33%	9.90%
Interest rate spread (tax equivalent)(3)	3.83%	3.84%	3.84%	3.68%	4.00%	3.65%	4.22%
Net interest margin (tax equivalent)(4)	4.22%	4.09%	4.10%	3.93%	4.28%	4.24%	4.89%
Average interest-earning assets to average interest-bearing liabilities	124.07%	121.43%	122.41%	118.10%	114.94%	117.19%	117.19%
Non-interest expense as a percent of average total assets	3.71%	4.55%	5.40%	5.00%	4.77%	4.67%	4.02%
Efficiency ratio(5)	62.68%	73.06%	88.16%	75.56%	72.89%	78.56%	66.63%
Dividend payout ratio(6)	25.29%	31.58%	2,500.00%	31.43%	31.25%	64.52%	31.25%

	As of and for the
	Nine Months
	Ended September 30,		As of and for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(In thousands, except per share data, ratios and percentages)
Asset Quality Ratios:
Non-accrual and 90 days or more past due loans as a percent of total loans, net	0.22%	0.29%	0.17%	0.24%	0.17%	0.14%	0.04%
Non-performing assets as a percent of total assets	0.19%	0.22%	0.13%	0.17%	0.16%	0.13%	0.05%
Allowance for loan losses as a percent of total loans receivable	1.04%	1.14%	1.12%	1.28%	1.46%	1.38%	1.34%
Allowance for loan losses as a percent of non-performing loans	469.22%	386.59%	650.13%	526.78%	878.68%	1,134.52%	3,443.09%
Net charge-offs to average outstanding loans	0.03%	0.04%	0.14%	0.07%	0.10%	0.15%	0.07%
Capital Ratios:(7)
Total equity-to-assets ratio	9.20%	10.26%	9.30%	10.56%	10.71%	11.27%	11.44%
Average equity to average assets(8)	9.59%	10.73%	10.50%	11.17%	11.64%	11.56%	11.19%

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.

(4)	Net interest income as a percentage of average interest-earning assets.

(5)	Other expenses divided by the sum of net interest income and other income.

(6)	Dividends per share divided by net income per share.

(7)	During 2001, Cavalry repurchased 25,000 shares for $271,000. During 2002, Cavalry repurchased 250,064 shares for $3.2 million. During 2003, Cavalry repurchased 28,112 shares for $461,000. During 2004, Cavalry repurchased 132,043 shares for $2.0 million.

(8)	Average total equity divided by average total assets.

Selected Unaudited Pro Forma Consolidated Financial Data
      The following unaudited pro forma condensed consolidated statement of financial condition as of September 30, 2005, and the unaudited pro forma condensed consolidated statements of operations for the nine-months ended September 30, 2005 and for the year ended December 31, 2004, have been prepared to reflect the proposed merger of Pinnacle and Cavalry. The unaudited pro forma condensed consolidated statement of financial condition is presented as if the merger occurred on September 30, 2005, while the unaudited pro forma condensed consolidated statements of operations are presented as if the merger occurred on January 1, 2004. The unaudited pro forma acquisition adjustments, including those to adjust Cavalry’s net assets to fair value, are preliminary and subject to change as additional analyses are performed and as additional information becomes available.
      The unaudited pro forma financial data set forth below is not necessarily indicative of results that would have actually been achieved if the merger transaction had been consummated as of the date indicated, or that may be achieved in the future. This information should be read in conjunction with the historical consolidated financial statements of each of Pinnacle and Cavalry (and the notes to them), which are incorporated by reference into this joint proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
      Pinnacle anticipates that the merger will provide the combined company with some future financial benefits that include reduced operating expenses. However, Pinnacle does not reflect any of the anticipated cost savings in the following pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under the assumptions set forth below, does not attempt to predict or suggest future results. The pro forma financial information does not attempt to show how the combined company would have actually performed had the companies been combined throughout the periods presented.

	Pinnacle			Pro Forma
	Financial	Cavalry		Acquisition	Pro Forma
	Partners, Inc.	Bancorp, Inc.		Adjustments	Combined

	(Dollars in thousands)
Assets
Cash and cash equivalents	$97,072	$67,458	(A)	$(7,082)	$157,323
			(G)	(125)
Investment securities:
Held to maturity	27,350	—		—	27,350
Available for sale	219,564	42,934		—	262,498
Loans held for sale	6,363	1,067		—	7,430
Loans	604,225	481,309	(D)	(893)	1,083,231
			(E)	(1,410)
Allowance for loan losses	(7,231)	(4,955)	(D)	893	(11,293)

Loans, net	596,994	476,354			1,071,938

Goodwill	—	1,772	(B)	120,672	117,416
			(F)	(6,478)
			(E)	1,250
			(C)	200
Core deposit intangible	—	—	(F)	10,660	10,660
Premises and equipment	13,083	17,202	(E)	887	31,172
Other assets	18,113	25,219	(G)	125	43,457

Total assets	$978,539	$632,006		$118,699	$1,729,244

	Pinnacle			Pro Forma
	Financial	Cavalry		Acquisition	Pro Forma
	Partners, Inc.	Bancorp, Inc.		Adjustments	Combined

	(Dollars in thousands)

Liabilities and Stockholders’ Equity
Deposits	$788,628	$564,055	(E)	$1,666	$1,354,349
Advances from Federal Home Loan Bank	24,500	2,794	(E)	(130)	27,164
Securities purchased under agreements to resell	67,652	—		—	67,652
Subordinated debentures	30,929	—		—	30,929
Accrued expenses and other liabilities	3,939	6,993	(A)	(3,568)	15,203
			(A)	3,566
			(B)	500
			(C)	400
			(F)	4,182
			(E)	(809)

Total liabilities	$915,648	$573,842			$1,495,297

Stockholders’ equity:
Preferred stock	—	—
Common stock	8,424	19,354	(B)	(19,354)	15,281
			(B)	6,857
Additional paid in capital	44,905	—	(B)	164,399	209,104
			(C)	(200)
Unearned compensation	(328)	—		—	(328)
Retained earnings	10,944	39,259	(A)	(7,080)	10,944
			(B)	(32,179)
Accumulated other comprehensive (loss)	(1,054)	(449)	(B)	449	(1,054)

Total stockholders’ equity	62,891	58,164			233,947

Total liabilities and stockholders’ equity	$978,539	$632,006		$118,699	$1,729,244

(A)	To reflect the impact to Cavalry’s consolidated statement of financial condition for the impact of merger related charges to be recognized by Cavalry prior to consummation of the merger. It is estimated that $1.5 million of the cash payments made to certain Cavalry employees will not be tax deductible.

Retained earnings	$7,080
Income taxes payable	3,568
Cash		$7,082
Accrued expenses		3,566

(B)	To reflect the impact of the issuance of Pinnacle common stock for outstanding common stock of Cavalry at the 0.95 exchange ratio. As the exchange ratio is fixed pursuant to the merger agreement, the value of the shares to be issued by Pinnacle to Cavalry shareholders upon consummation of the merger are valued in accordance with EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquiror Securities Issued in a Purchase Business Combination.” Other components of the purchase price consideration are estimated costs directly attributable to the merger to be incurred by Pinnacle of $500,000 and the estimated fair value of options to acquire Pinnacle common stock to be issued to holders of options to acquire Cavalry common stock pursuant to the merger agreement. The fair value of the exchange options was estimated using the Black-Scholes method.

Number of Cavalry shares outstanding			7,217,565
Exchange ratio to Pinnacle shares		x	95%

Number of Pinnacle shares to exchange			6,856,687
Average price of Pinnacle shares used for merger			$24.53

Aggregate acquisition price before options and costs			$168,181
Less: Cavalry stockholders’ equity	(58,164)
Merger related expenses in(A) above	7,080		(51,084)

Subtotal			$117,097
Number of Cavalry options outstanding			205,842
Exchange ratio to Pinnacle shares		x	95%

Number of Pinnacle options to exchange			195,550
Fair value of Pinnacle options			$15.72

Total fair value of Pinnacle options			$3,075
Investment banking fees incurred by Pinnacle			$500

Goodwill before fair value adjustments			$120,672
Goodwill			$120,672
Common stock of Cavalry			19,354
Retained earnings of Cavalry			32,179
Other comprehensive loss of Cavalry				$449
Accrued liabilities				500
Common stock of Pinnacle				6,857
Additional paid-in capital of Pinnacle				164,399

(C)	To reflect the estimated costs associated with the joint proxy statement/prospectus which are to be shared equally between Pinnacle and Cavalry.

Paid in capital	$200
Goodwill	200
Accrued liabilities		$400

(D)	To adjust Cavalry’s loan portfolio and allowance for loan losses for those loans which Pinnacle does not expect to collect all contractually required payments on the loan, in accordance with AICPA Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.”

Allowance for loan losses	$893
Loans		$893

(E)	Purchase accounting entry to adjust Cavalry net assets to their estimated fair value.

Goodwill	$1,250
Other liabilities (deferred income taxes)	809
Bank premises and equipment	887
Advances from Federal Home Loan Bank	130
Loans		$1,410
Deposits		1,666

(F)	To reflect the estimated value of core deposit intangible asset associated with the core deposits of Cavalry. For purposes of the pro forma condensed consolidated financial statements, such intangible asset will be amortized using the sum-of-the-years digit method over a 10-year life.

Core deposit intangible	$10,660
Other liabilities (deferred income taxes)		$4,182
Goodwill		6,478

(G)	To reflect a $125 thousand cash payment and related prepaid asset associated with the one-year consulting contract between Pinnacle and a current Cavalry employee which will be effective upon consummation of the merger.

Other assets	$125
Cash		$125
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Nine Months Ended September 30, 2005

	Pinnacle			Pro Forma
	Financial	Cavalry		Acquisition	Pro Forma
	Partners, Inc.	Bancorp, Inc.		Adjustments	Combined

	(Dollars in thousands, except per share data)
Interest income	$32,189	$23,415	(A)	$242	$55,846
Interest expense	11,438	6,457	(A)	(393)	17,518
			(A)	16

	20,751	16,958		619	38,328
Provision for loan losses	1,450	211		—	1,661

Net interest income after provision for loan losses	19,301	16,747		619	36,667
Noninterest income	3,893	9,158		—	13,051
Noninterest expense	15,065	16,370	(A)	44	31,621
			(B)	—
			(C)	142
Amortization of intangible assets	—	—	(D)	1,308	1,308

Income before income taxes	8,129	9,535		(875)	16,789
Income taxes	2,312	3,286	(E)	(344)	5,254

Net income	$5,817	$6,249		$(531)	$11,535

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2004

	Pinnacle			Pro Forma
	Financial	Cavalry		Acquisition	Pro Forma
	Partners, Inc.	Bancorp, Inc.		Adjustments	Combined

	(In thousands)
Interest income	$27,679	$25,068	(A)	$372	$53,119
Interest expense	7,415	5,555	(A)	(810)	12,193
			(A)	33

	20,264	19,513		1,149	40,926
Provision for loan losses	2,948	875		—	3,823

Net interest income after provision for loan losses	17,316	18,638		1,149	37,103
Noninterest income	5,473	12,898		—	18,371
Noninterest expense	15,298	28,573	(A)	59	44,244
			(B)	125
			(C)	189
Amortization of intangible assets	—	—	(D)	1,938	1,938

Income before income taxes	7,491	2,963		(1,162)	9,292
Income taxes	2,172	2,534	(E)	(456)	4,250

Net income	$5,319	$429		$(706)	$5,042

	Nine Months
	Ended	Year Ended
	September 30, 2005	December 31, 2004

(A) Amortization of fair value adjustments for the following items:
Increase in interest income — Accretion of loan discount	$242	$372
Decrease in interest expense — Amortization of deposit premium	393	810
Increase in interest expense — Accretion of Federal Home Loan Bank advances discount	16	33
Increase in noninterest expense — Depreciation related to premises and equipment write-up	44	59
(B) Increase in noninterest expense — Compensation related to consulting contract	—	125
(C) Increase in noninterest expense — Accretion of retirement plan discount	142	189
(D) Increase in amortization of intangible assets — Amortization of core deposit intangible over ten year life using the sum of the year’s digit method	1,308	1,938
(E) Decrease in tax expense due to tax impact of above items	344	456
Unaudited Historical and Pro Forma Comparative Share Data
      The following table shows comparative per share data about our historical and pro forma net income, cash dividends and book value. The comparative per share data below provides Pinnacle and Cavalry shareholders with information about the value of their shares prior to the merger as opposed to the value of their shares after the merger and once the two companies are combined.
      You should not rely on the pro forma information as necessarily indicative of historical results we would have experienced had we been combined or of future results we will have after the merger. In addition, you should not rely on the six-month information as indicative of results for the entire year.
      This information should be read in conjunction with the unaudited pro forma financial data (and the notes thereto) included elsewhere in this joint proxy statement/ prospectus, and the historical consolidated financial statements (and the notes thereto), of Pinnacle and Cavalry, which are incorporated by reference into this joint proxy statement/ prospectus. See “— Selected Unaudited Pro Forma Consolidated Financial Data” above, and “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
      The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Cavalry at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The significant pro forma assumptions include (i) that the exchange ratio of Pinnacle common stock for Cavalry common stock is 0.95, (ii) the issuance of 6,856,687 shares of Pinnacle common stock valued at $24.53 per share, and (iii) a ten-year sum of years digits amortization relating to core deposit intangible of approximately $10.66 million to be recorded in accordance with the purchase method of accounting. Assumptions also include no amortization or impairment of the goodwill resulting from the transaction in the amount of approximately $117.4 million.
      The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods. Upon completion of the merger, the operating results of Cavalry will be reflected in the consolidated financial statements of Pinnacle on a prospective basis.
Unaudited Historical and Pro Forma Per Share Data

				Cavalry
	Pinnacle Financial	Cavalry	Combined Pro	Equivalent
	Partners, Inc.	Bancorp, Inc.	Forma Per	Pro Forma Per
	Common Stock	Common Stock	Share Data	Share Data(1)

Nine months ended September 30, 2005
Net income, basic	$0.69	$0.87	$0.76	$0.72
Net income, diluted	0.62	0.85	0.70	0.66
Dividends	—	0.22	0.10	0.10
Book value(2)	7.47	8.06	15.30	14.53
Year ended December 31, 2004
Net income, basic	$0.69	$0.07	$0.35	$0.33
Net income, diluted	0.61	0.06	0.32	0.30
Dividends	—	1.75	0.85	0.81
Book value(3)	6.90	7.46	NM	NM

(1)	Equivalent pro forma per share data represent the pro forma per share amounts attributed to one share of Cavalry common stock that has been exchanged for stock consideration. Equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.95.

(2)	The pro forma combined book value per share as of September 30, 2005 is calculated as the pro forma combined stockholders’ equity at September 30, 2005 divided by the sum of the number of shares of Pinnacle common stock outstanding at the period ending September 30, 2005 and the number of shares of Pinnacle common stock to be issued in conjunction with the acquisition of Cavalry. The increase in pro forma combined book value compared to the historical book values disclosed is a result of Pinnacle’s issuance of shares at a price in excess of historical book value. A detail of shares issued and price per share related to the acquisition of Cavalry is included in the section entitled “— Selected Unaudited Pro Forma Consolidated Financial Data” above.

(3)	Book value as of December 31, 2004 is not meaningful (NM) as purchase accounting adjustments were calculated as of September 30, 2005.

COMPARATIVE MARKET PRICES
      Shares of Pinnacle common stock are traded on the Nasdaq National Market under the symbol “PNFP.” Shares of Cavalry common stock are traded on the Nasdaq National Market under the symbol “CAVB.”
      The following table shows, for the periods indicated, the reported closing sale prices per share for Cavalry common stock and Pinnacle common stock on (i) September 30, 2005, the last trading day before the public announcement of the execution of the merger agreement, and (ii) November 10, 2005, the latest practicable date prior to the date of this joint proxy statement/ prospectus. This table also shows in the column entitled “Equivalent Price Per Cavalry Share” the closing price of a share of Pinnacle common stock on that date, multiplied by an exchange ratio of 0.95.
      We make no assurance as to what the market price of the Pinnacle common stock will be when the merger is completed or anytime thereafter. Because the market value of Pinnacle common stock will fluctuate after the date of this joint proxy statement/ prospectus, we cannot assure you what value a share of Pinnacle common stock will have when received by a Cavalry shareholder. Cavalry shareholders should obtain current stock price quotations for Pinnacle and Cavalry common stock. Such quotations may be obtained from a newspaper, the Internet or a broker.

	Pinnacle Financial
	Partners, Inc.	Cavalry Bancorp, Inc.	Equivalent Price Per
Date	Common Stock	Common Stock	Cavalry Bancorp, Inc. Share

September 30, 2005	$25.18	$19.60	$23.92
November 10, 2005	$24.50	$23.27	$23.28

Pinnacle Shares
      The following table shows, for the periods indicated, the high and low sales prices for Pinnacle common stock as reported by the Nasdaq National Market. Pinnacle has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends in the near future and until Pinnacle National Bank has achieved a level of profitability appropriate to fund such dividends and support asset growth. The prices below have been adjusted to reflect Pinnacle’s two-for-one stock split effective on May 10, 2004.

	High	Low

2003:
First Quarter	$7.07	$6.38
Second Quarter	8.50	6.53
Third Quarter	9.97	8.00
Fourth Quarter	12.95	9.68
2004:
First Quarter	$15.50	$11.65
Second Quarter	18.67	13.50
Third Quarter	23.70	17.70
Fourth Quarter	25.10	21.35
2005:
First Quarter	$24.05	$20.72
Second Quarter	25.14	20.50
Third Quarter	26.65	22.67
Fourth Quarter (through November 10, 2005)	24.93	21.70
      As of November 10, 2005, Pinnacle had approximately 70 shareholders of record and, additionally, approximately 3,169 beneficial owners.
Cavalry Shares
      The following table shows, for the periods indicated, the high and low sales prices for Cavalry common stock as reported by the Nasdaq National Market, and the cash dividends declared per share of Cavalry common stock.

			Cash Dividends
	High	Low	Per Share Declared

2003:
First Quarter	$16.31	$13.10	$0.05
Second Quarter	18.81	15.77	0.05
Third Quarter	18.75	15.60	0.06
Fourth Quarter	19.98	16.66	0.06
2004:
First Quarter	$18.99	$14.81	$0.06
Second Quarter	17.49	15.00	0.06
Third Quarter	17.23	15.25	0.06
Fourth Quarter	23.94	16.61	1.57
2005:
First Quarter	$23.20	$20.01	$0.07
Second Quarter	23.99	20.54	0.07
Third quarter	26.25	19.49	0.08
Fourth Quarter (through November 10, 2005)	23.39	20.02	—
      As of November 10, 2005, Cavalry had approximately 1,151 shareholders of record and, additionally, approximately 1,800 beneficial owners.

PINNACLE SHAREHOLDER MEETING
General
      This joint proxy statement/ prospectus is being furnished to Pinnacle shareholders in connection with the solicitation of proxies by the Pinnacle board of directors to be used at the special meeting of Pinnacle shareholders to be held on December 21, 2005, at 10:00 a.m., local time, at 211 Commerce Street, Suite 100, Nashville, Tennessee 37201, and at any adjournment or postponement of that meeting. This joint proxy statement/ prospectus and the enclosed form of proxy are being sent to Pinnacle shareholders on or about November 16, 2005.
Purpose, Record Date, and Voting
      At this special meeting, holders of Pinnacle common stock will be asked to:

•	approve the merger agreement, pursuant to which Cavalry will be merged with and into Pinnacle, and the issuance of Pinnacle common stock in connection with the merger;

•	approve the adjournment of the Pinnacle special meeting, if necessary, to permit Pinnacle to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger; and

•	transact any other business that may properly come before the meeting.
      The Pinnacle board of directors has fixed the close of business on November 11, 2005 as the record date for determining the holders of shares of Pinnacle common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of Pinnacle common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 8,425,205 shares of Pinnacle common stock outstanding, held by approximately 70 holders of record and 3,169 beneficial owners.
      Each holder of shares of Pinnacle common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for Pinnacle to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Pinnacle common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a properly executed proxy card that is received at or prior to the meeting (and not revoked).
      If your proxy card is properly executed and received by Pinnacle in time to be voted at the special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Pinnacle with any instructions, your shares will be voted “FOR” the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger and all other matters described in the notice of the special meeting delivered to Pinnacle shareholders.
      If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger.
Vote Required
      Approval of the merger agreement and related share issuance requires the affirmative vote of the holders of a majority of the outstanding shares of Pinnacle common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of Pinnacle shareholders on the merger agreement and issuance of

Pinnacle common stock in connection with the merger is based upon the number of outstanding shares of Pinnacle common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by Pinnacle shareholders will have the same effect as an “Against” vote with respect to this matter.
      As of the record date, Pinnacle directors, executive officers and their affiliates owned and were entitled to vote approximately 1.07 million shares of Pinnacle common stock, representing approximately 12.75% of the outstanding shares of Pinnacle common stock.
      We currently expect that Pinnacle’s directors and executive officers will vote their shares “FOR” approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger, although none of them has entered into any agreement obligating them to do so.
Revocability of Proxies
      The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation prior to the meeting to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 211 Commerce Street, Suite 300, Nashville, Tennessee 37201;

•	submitting another proxy by mail that is dated later than the original proxy; or

•	attending the special meeting and voting in person.
      If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.
Solicitation of Proxies
      In addition to solicitation by mail, directors, officers and employees of Pinnacle may solicit proxies for the special meeting from Pinnacle shareholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.
      The merger agreement provides that each of Pinnacle and Cavalry will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Pinnacle and Cavalry will share equally the costs and expenses of printing and mailing this joint proxy statement/ prospectus to the shareholders of Cavalry and Pinnacle, and all filing and other fees paid to the SEC and other regulatory authorities in connection with the merger and the other transactions contemplated by the merger agreement.
Dissenters’ and Appraisal Rights
      Pinnacle shareholders will not have dissenters’ and appraisal rights in connection with any matters being submitted for their consideration at the Pinnacle special meeting, including the merger agreement and the issuance of Pinnacle common stock in connection with the merger.
Recommendation by Pinnacle’s Board of Directors
      The Pinnacle board of directors has adopted unanimously the merger agreement and approved the issuance of Pinnacle common stock to the shareholders of Cavalry in connection with the merger. The Pinnacle board believes that the proposed merger agreement and the related issuance of shares of Pinnacle common stock each is fair to Pinnacle shareholders and each is in their best interests. The Pinnacle board recommends that Pinnacle shareholders vote “FOR” approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger, as well as for the adjournment of the special meeting, if necessary, to permit Pinnacle to solicit additional proxies.

CAVALRY SHAREHOLDER MEETING
General
      This joint proxy statement/ prospectus is being furnished to Cavalry shareholders in connection with the solicitation of proxies by the Cavalry board of directors to be used at the special meeting of shareholders to be held on December 22, 2005 at, 10:00 a.m., local time, at 114 West College Street, Murfreesboro, Tennessee 37130, and at any adjournment or postponement of that meeting. This joint proxy statement/ prospectus and the enclosed form of proxy are being sent to Cavalry shareholders on or about November 16, 2005.
Purpose, Record Date and Voting
      At this special meeting, holders of Cavalry common stock will be asked to:

•	approve the merger agreement pursuant to which Cavalry will be merged with and into Pinnacle;

•	approve the adjournment of the Cavalry special meeting, if necessary, to permit Cavalry to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the merger agreement; and

•	transact any other business that may properly come before the meeting.
      The Cavalry board of directors has fixed the close of business on November 7, 2005 as the record date for determining the holders of shares of Cavalry common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of Cavalry common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 7,217,565 shares of Cavalry common stock outstanding, held by approximately 1,151 holders of record and 1,800 beneficial owners.
      Each holder of shares of Cavalry common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for Cavalry to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Cavalry common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a properly executed proxy card that is received at or prior to the meeting that is not subsequently revoked.
      If your proxy card is properly executed and received by Cavalry in time to be voted at the special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Cavalry with any instructions, your shares will be voted “FOR” the approval of the merger agreement and the other matters described in the notice of special meeting delivered to Cavalry shareholders.
      If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against approval of the merger agreement.
Vote Required
      Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cavalry common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of Cavalry shareholders on the merger agreement is based upon the number of outstanding shares of Cavalry common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by Cavalry shareholders will have the same effect as an “Against” vote with respect to this matter.

      As of the record date, Cavalry directors, executive officers and their affiliates owned and were entitled to vote approximately 1,622,453 shares of Cavalry common stock, representing approximately 22.48% of the outstanding shares of Cavalry common stock.
      We currently expect that Cavalry’s directors and executive officers will vote their shares “FOR” approval of the merger agreement, although none of them has entered into any agreement obligating them to do so.
Revocability of Proxies
      The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation prior to the meeting to Ira B. Lewis, Jr., Corporate Secretary, Cavalry Bancorp, Inc., 114 West College Street, Murfreesboro, Tennessee 37130;

•	submitting another proxy by mail that is dated later than the original proxy; or

•	attending the special meeting and voting in person.
      If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.
Solicitation of Proxies
      In addition to solicitation by mail, directors, officers and employees of Cavalry may solicit proxies for the special meeting from Cavalry shareholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.
      The merger agreement provides that each of Pinnacle and Cavalry will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Pinnacle and Cavalry will share equally the costs and expenses of printing and mailing this joint proxy statement/ prospectus to the shareholders of Cavalry and Pinnacle, and all filing and other fees paid to the SEC or other regulatory authorities in connection with the merger and the other transactions contemplated by the merger agreement.
Participants in Cavalry’s ESOP
      If you hold shares of Cavalry through the ESOP, the trustee of such plan will vote all shares held by the plan, though you, as a participant, may direct the trustee regarding how to vote shares allocated to your plan account. You will receive voting instructions from the trustees of the ESOP as to how to exercise pass-through voting rights under the plan. If you own shares through the ESOP and do not vote, ESOP trustees will vote the shares in the manner directed by the majority of the participants.
Dissenters’ and Appraisal Rights
      Cavalry shareholders will not have dissenters’ and appraisal rights in connection with the merger or any matters voted on at the special meeting.
Recommendation by Cavalry’s Board of Directors
      The Cavalry board of directors has adopted unanimously the merger agreement. The Cavalry board believes that the proposed merger agreement is fair to Cavalry shareholders and is in their best interests. The Cavalry board recommends that Cavalry shareholders vote “FOR” approval of the merger agreement as well as for the adjournment of the special meeting, if necessary, to permit Cavalry to solicit additional proxies.

PROPOSAL #1 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC.
AND CAVALRY BANCORP, INC.: THE PROPOSED MERGER
General
      Pinnacle’s board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of Pinnacle common stock for use at the Pinnacle special meeting. Cavalry’s board of directors is also using this document to solicit proxies from the holders of Cavalry common stock for use at the Cavalry special meeting. At the Pinnacle special meeting, holders of Pinnacle common stock will be asked to vote upon, among other things, the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger. At the Cavalry special meeting, holders of Cavalry common stock will be asked to vote upon, among other things, the approval of the merger agreement.
      The merger will not be completed unless Pinnacle’s shareholders approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger and Cavalry’s shareholders approve the merger agreement.
      This section of this joint proxy statement/ prospectus describes certain aspects of the merger, including the background of the merger and the parties’ reasons for the merger.
Transaction Structure
      The Pinnacle board of directors and the Cavalry board of directors each has adopted the merger agreement, which provides for the merger of Cavalry with and into Pinnacle and the Pinnacle board also has approved the issuance by Pinnacle of shares of Pinnacle common stock to Cavalry shareholders in connection with the merger. Pinnacle will be the surviving corporation subsequent to the merger. We expect to complete the merger in the first quarter of 2006. Each share of Pinnacle common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Pinnacle, and each share of Cavalry common stock issued and outstanding at the effective time of the merger will be converted into Pinnacle common stock (with each share of Cavalry common stock being converted into 0.95 shares of Pinnacle common stock and with fractional shares being paid in cash as described below). See “THE MERGER AGREEMENT — Merger Consideration” on page 65.
      The Pinnacle charter and bylaws will be the charter and bylaws of the combined company after the completion of the merger. At the effective time of the merger, the Pinnacle board of directors will be expanded by three members. These board vacancies will be filled by three members of the existing Cavalry board of directors who are proposed by Cavalry, and reasonably acceptable to Pinnacle, and will include Ed C. Loughry, Jr., the current chairman and chief executive officer of Cavalry. These additional directors will be apportioned among the Pinnacle board classes so that the classes continue to have a number of directors as equal as possible.
      The merger agreement provides that the parties can amend the merger agreement, to the extent legally permissible. However, after any approval of the merger agreement by Cavalry and Pinnacle shareholders, no amendment can alter the kind or amount of consideration to be provided to Cavalry shareholders without further approval by Cavalry and Pinnacle shareholders.
Background of the Merger
      From time to time since Cavalry’s formation in connection with the conversion of Cavalry Banking to a stock institution, the board of Cavalry has considered Cavalry’s strategic alternatives, including whether it was in the long term interests of shareholders, customers and the Rutherford and Bedford County communities for Cavalry to remain an independent institution, or to sell or merge with another financial institution. On October 25, 2004, Cavalry’s board received an informational presentation from Hovde concerning certain actions being considered by the board, including the payment of a special dividend to shareholders, the potential repurchase of outstanding shares of Cavalry common stock and the acceleration of vesting of participants’ accounts in Cavalry’s ESOP, and the potential impact of such actions on future strategic alternatives and near term share values. The presentation included a summary review of possible valuations that might be received in the event of future merger or sales transactions, as well as the possible financial terms of a “merger of equals” transaction with Pinnacle similar to the contemplated transaction. The board did not take any action at the October 2004 meeting with respect to the matters discussed. However, the Cavalry board in November 2004 determined that it was in the best interest of Cavalry and its shareholders to accelerate the vesting of all outstanding director and officer stock options, declare a special cash dividend of $1.50 per share and accelerate the vesting of participants’ accounts in Cavalry’s ESOP.
      On January 27, 2005, Cavalry management discussed with the board the possible retention of Hovde to assist Cavalry in consideration of strategic alternatives, and on February 8, 2005, Cavalry engaged Hovde to assist the board in its review of such strategic alternatives. On February 24, 2005, the Cavalry board held a special board meeting at which the representatives of Hovde presented an analysis of various alternatives and opportunities that Cavalry might pursue. Based upon the presentation by Hovde and the board’s discussion, the board determined that after the results of the first two months of operations of Cavalry were compiled in early March 2005, Hovde should initially contact twelve bank holding companies that were identified as potential purchasers because of their size, stock liquidity and perceived interest in the Nashville MSA, and, if such companies were willing to sign confidentiality agreements, to provide preliminary information concerning Cavalry and its operations. Pinnacle was not one of the bank holding companies initially identified by Hovde or contacted at this time.
      During March 2005, eight bank holding companies executed confidentiality agreements and were provided information concerning Cavalry and its operations. On April 6, 2005, Cavalry’s board held a special meeting at which Hovde reviewed with the board the status of this process. Hovde reported that they had received indications of interest in an acquisition of Cavalry from four regional bank holding companies. Hovde reported that eight companies contacted did not submit an indication of interest. According to Hovde, these companies stated they either had internal timing issues that inhibited their ability to proceed with an acquisition or Cavalry was not of a size that met their acquisition criteria. After extensive discussion, Cavalry’s board authorized Hovde to negotiate further with a regional bank holding company concerning such holding company’s acquisition of Cavalry.
      During the latter portion of May, June and July 2005, Cavalry’s management, counsel and representatives of Hovde engaged in extended discussions and negotiations with this regional bank holding company concerning the terms of a potential acquisition of Cavalry. At a board meeting on July 28, 2005, the board reviewed these negotiations and the terms of the proposed acquisition and determined to discontinue acquisition discussions with this regional bank holding company. At its July 28, 2005 meeting, the board also reviewed Cavalry’s previously announced stock repurchase program, and authorized senior management to make purchases of shares under that program if able to do so at prices below $20 per share.
      On June 20, 2005, Pinnacle’s board of directors engaged in a strategic planning meeting at which Hovde made an informational presentation on the Tennessee merger and acquisition market and various strategic options available to Pinnacle, including continued growth-focused independence, target acquisitions of other financial institutions, including Cavalry, as well as the execution of a future exit strategy for Pinnacle. The Pinnacle board took no action with respect to Hovde’s presentation.
      Following the July 28, 2005 Cavalry board meeting, representatives of Hovde contacted other companies that had previously expressed interest in Cavalry, as well as additional parties that had not originally been contacted to inquire about these parties’ continued interest in Cavalry. Prior to the regular Cavalry board meeting on August 25, 2005, Hovde advised Cavalry senior management concerning these discussions and reported that there was no change in the earlier indications of interest submitted by the other companies originally contacted. Hovde further recommended to Cavalry’s senior management that Pinnacle be contacted concerning a potential merger transaction. During August 2005, one regional bank holding company engaged in direct discussions with Cavalry’s senior management concerning a possible 2006 transaction. At the regular Cavalry board meeting on August 25, 2005, Cavalry’s senior management updated the board of directors concerning those discussions and those held by Hovde, and Hovde’s recommendation regarding Pinnacle. After consideration of the information provided by senior management, the Cavalry board authorized Hovde to pursue further discussions with Pinnacle. At the meeting, Bass, Berry & Sims PLC, Cavalry’s corporate and securities counsel, advised the board that the firm also acted as corporate and securities counsel for Pinnacle and that both Cavalry and Pinnacle would be required to retain separate independent legal counsel in the event that they determined to proceed with a potential transaction.
      On August 31, 2005, representatives of Hovde and members of Pinnacle’s senior management met to discuss a potential transaction between Pinnacle and Cavalry. At the meeting, Pinnacle executed a confidentiality agreement and reviewed with Hovde a presentation on the possibilities of a merger with Cavalry.
      On September 11, 2005, members of Pinnacle’s and Cavalry’s senior management, as well as representatives of Hovde, met in person to discuss the prospects of a transaction between Pinnacle and Cavalry and held initial discussions about the potential terms of a transaction between the parties. Subsequently, Pinnacle and Cavalry retained Baker, Donelson, Bearman, Caldwell & Berkowitz PC and Miller & Martin PLLC, respectively as counsel, and Pinnacle engaged Raymond James as its financial advisor. From September 14, 2005 to September 29, 2005, members of Pinnacle’s and Cavalry’s senior management, along with their financial and legal advisors, met to conduct additional due diligence and to discuss the compatibility of the companies’ operational systems and other potential synergies as well as employment-related matters and to negotiate the terms of the definitive merger agreement and employment agreements.
      The Cavalry board met in a special meeting on September 29, 2005 to review the results of due diligence and the terms of the proposed merger with Pinnacle. At this meeting, Hovde presented an oral opinion that the transaction was fair to Cavalry’s shareholders from a financial point of view. After consultation with its legal and financial advisors, the Cavalry board of directors approved unanimously the merger agreement and recommended its approval to Cavalry’s shareholders. The fairness opinion was delivered in writing on September 30, 2005.
      The Pinnacle board met at a special meeting on September 30, 2005 to review the results of due diligence and the terms of the proposed merger. At this meeting, Raymond James presented an opinion that the transaction was fair from a financial point of view to Pinnacle and its shareholders. After consultation with its legal and financial advisors, the board of directors of Pinnacle approved unanimously the merger agreement and the issuance of Pinnacle common stock in connection with the merger and recommended the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger by Pinnacle shareholders.
      The merger agreement between Cavalry and Pinnacle was executed by Cavalry on September 29, 2005 and by Pinnacle on September 30, 2005, and the agreement was effective on September 30, 2005. The transaction was announced on Monday, October 3, 2005 by a press release jointly issued by Pinnacle and Cavalry.
Pinnacle’s Reasons for the Merger; Recommendation of the Merger and the Stock Issuance in the Merger by the Pinnacle Board of Directors
      The Pinnacle board of directors has determined that the merger is advisable, fair to and in the best interests of Pinnacle and its shareholders. In adopting the merger agreement, the Pinnacle board consulted with its financial advisor with respect to the financial aspects of the merger and fairness to Pinnacle, from a financial point of view, of the aggregate consideration to be paid to Cavalry’s shareholders in the merger and with its independent legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Pinnacle board of directors also considered a number of factors, including the following material factors:

•	the merger is fair to Pinnacle and the Pinnacle shareholders from a financial point of view;

•	the two institutions have potential synergies — Pinnacle will be utilizing Cavalry’s current work force to help with Pinnacle’s growth and Pinnacle will be taking planned expenses that it was to incur in 2006 and Cavalry’s current work force to help with the synergy;

•	the merger enables Pinnacle to significantly accelerate its penetration of the targeted market, specifically Murfreesboro and Rutherford County;

•	the merger will enable Pinnacle to increase its size and scale;

•	the merger is anticipated to enhance the franchise value of Pinnacle, both in the short-run and in the long-run;

•	the merger is expected to enhance Pinnacle’s geographic market coverage;

•	the merger is expected to be accretive to Pinnacle’s earnings beginning in 2006;

•	the merger nearly doubles the float in Pinnacle common stock;

•	the merger provides Pinnacle a larger, growing, lower cost source of funding;

•	the merger enables Pinnacle to diversify its revenue mix in a meaningful way;

•	the merger brings to Pinnacle’s team a number of outstanding bankers;

•	the merger valuation multiples are similar to those of recent business combinations involving southeastern financial institutions, either announced or completed, during the past few years;

•	the merger will generally be a tax-free transaction for Pinnacle and its new shareholders to the extent such shareholders receive shares of Pinnacle common stock; and

•	the merger will result in Pinnacle and its bank subsidiary being well-capitalized institutions, the financial positions of which would be in excess of all applicable regulatory capital requirements.
      The foregoing discussion of the information and factors considered by the Pinnacle board of directors is not exhaustive, but includes all material factors considered by the Pinnacle board of directors. In view of the wide variety of factors considered by the Pinnacle board of directors in connection with its evaluation of the merger and the complexity of such matters, the Pinnacle board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pinnacle board of directors discussed the factors described above, asked questions of Pinnacle’s management and Pinnacle’s legal and financial advisors, and reached general consensus that the merger was in the best interests of Pinnacle and Pinnacle shareholders.
      In considering the factors described above, individual members of the Pinnacle board of directors may have given different weights to different factors. It should be noted that this explanation of the Pinnacle board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” above.
      The Pinnacle board of directors determined that the merger, the merger agreement and the issuance of Pinnacle common stock in connection with the merger are in the best interests of Pinnacle and its shareholders.
      For the reasons set forth above, the Pinnacle board of directors has adopted unanimously the merger agreement and approved the issuance of Pinnacle common stock in connection with the merger and believes that it is in the best interests of Pinnacle and its shareholders and recommends that its shareholders vote “FOR” this proposal.

Cavalry’s Reasons for the Merger; Recommendation of the Merger by the Cavalry Board of Directors
      In reaching its decision to adopt the merger agreement and recommend the merger to its shareholders, the Cavalry board of directors consulted with Cavalry’s management, as well as its legal and financial advisors, and considered a number of factors, including:

•	its analysis of the business, operations, financial condition, earnings and prospects of the combined company, taking into account the results of its due diligence review;

•	the strategic nature of the business combination, the complimentary businesses of Pinnacle and Cavalry, the potential prospects of the combined company, including anticipated savings derived from potential synergies;

•	the fact that the combined company is expected to be the second largest bank holding company headquartered in Tennessee with assets of approximately $1.7 billion and a strong presence in the Nashville MSA, particularly the fast-growing Davidson, Williamson, Rutherford and Sumner county markets;

•	the financial analyses presented by Hovde to the Cavalry board of directors and the oral opinion delivered by Hovde, to the effect that, as of September 29, 2005 (which opinion was confirmed in a written opinion dated September 30, 2005), and based upon and subject to the assumptions made, matters considered and limitations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Cavalry common stock;

•	the value of the consideration to be received by Cavalry’s shareholders in the merger, including the historical market prices and trading information for the shares of Pinnacle’s common stock and that the exchange ratio represents a premium of approximately 22% over the closing sales price for Cavalry common stock on September 29, 2005, the day the Cavalry board approved the merger agreement;

•	the fact that the combined company will provide a greater array of financial products to Cavalry’s and Pinnacle’s existing customers with Cavalry’s customers having access to Pinnacle’s treasury management services, financial planning services, courier deposit pickup for commercial clients and Pinnacle’s system of free use of any ATM anywhere around the world for many account types;

•	the fact that Cavalry shareholders would own approximately 42% of the combined company;

•	the fact that Ed C. Loughry, Jr. and William S. Jones will become members of the senior management team of the combined company, with Mr. Loughry serving as vice chairman and Mr. Jones serving as the Rutherford County area executive, reporting directly to the president and chief executive officer of the combined company, and that Ronald F. Knight, Cavalry’s current president and chief operating officer, will serve as a consultant to the combined company;

•	the fact that three members of Cavalry’s board of directors would serve on the board of the combined company, and the interests of certain other Cavalry executive officers and directors in the merger (see — “Interests of Certain Cavalry Executive Officers and Directors in the Merger” on page 44);

•	its belief that a significant number of Cavalry’s existing employees would be offered employment with the combined company and become eligible to participate in the combined company’s equity incentive plan;

•	the factors set forth in Cavalry’s charter with respect to the board’s consideration of any proposed business combination;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes which would generally allow Cavalry shareholders receiving Pinnacle common stock in the merger to avoid recognizing gain or loss upon conversion of shares of Cavalry common stock into shares of Pinnacle common stock;

•	the risks described under the section of this joint proxy statement/ prospectus above entitled “RISK FACTORS RELATING TO THE MERGER,” including the risk that the proposed transaction would not be completed;

•	the limitations imposed in the merger agreement on Cavalry’s business and the selection by Cavalry of alternative business combinations prior to the completion of the merger;

•	the fact that the merger agreement provides for a fixed exchange ratio and that the value of the consideration to be received in the merger by the Cavalry shareholders depends on the value of the Pinnacle common stock at the effective time of the merger and that there can be no assurances that future results, including results expected or considered in the factors listed above would be achieved;

•	the possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on Cavalry’s stock price, its operating results, particularly in light of the expenses related to the transaction, and its continued ability to attract and retain key personnel; and

•	its belief that a combination with Pinnacle would allow Cavalry shareholders to participate in a combined company that would have better future prospects than Cavalry could achieve either on a stand-alone basis or through a combination with other potential merger partners, with greater market penetration and more diversified customer bases and revenue sources.

      The foregoing discussion of the factors considered by the Cavalry board of directors is not intended to be exhaustive, but, rather, includes some of the material factors considered by the Cavalry board of directors. In reaching its decision to adopt the merger agreement and approve the other transactions contemplated by the merger agreement, the Cavalry board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cavalry board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination. In considering the factors described above, individual members of the Cavalry board of directors may have given different weights to different factors. It should be noted that this explanation of the Cavalry board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” above.
      The Cavalry board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Cavalry and its shareholders.
      For the reasons set forth above, the Cavalry board of directors has adopted unanimously the merger agreement and believes that it is in the best interests of Cavalry and its shareholders and recommends that its shareholders vote “FOR” this proposal.
Material United States Federal Income Tax Consequences
      The following discussion summarizes the material United States federal income tax consequences of the merger to holders of Pinnacle common stock and Cavalry common stock.
      This discussion addresses only those Pinnacle and Cavalry shareholders that hold their Pinnacle stock and Cavalry common stock as a capital asset and does not address all aspects of federal income taxation that may be relevant to a holder of Pinnacle common stock or Cavalry common stock in light of that shareholder’s particular circumstances or to a shareholder subject to special rules, such as:

•	a shareholder that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a shareholder that holds its Pinnacle stock or Cavalry common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a shareholder that acquired its Pinnacle common stock or Cavalry common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.
      If a partnership holds Pinnacle common stock or Cavalry common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Pinnacle common stock or Cavalry common stock should consult its tax advisor.
      The following discussion is not binding on the Internal Revenue Service. It is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/ prospectus and all of which are subject to change, possibly with retroactive effect. The tax consequences under state, local and foreign laws and United States federal laws other than United States federal income tax laws are not addressed in this section.
      Holders of Pinnacle common stock and Cavalry common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of United States federal, state and local and foreign income and other tax laws in light of their particular circumstances.
      General. Pinnacle and Cavalry have structured the merger to qualify as a reorganization for United States federal income tax purposes. On the date that the registration statement containing this joint proxy statement/prospectus becomes effective, Pinnacle will have received a written opinion from Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. and Cavalry will have received a written opinion from Bass, Berry & Sims PLC, both to the effect that for United States federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Code. It is a condition to the completion of the merger that each of Baker, Donelson, Bearman, Caldwell & Berkowitz PC and Bass, Berry & Sims PLC confirm their respective opinions as of the closing date of the merger. Neither Pinnacle nor Cavalry intends to waive this condition. If one or both of the tax opinions to be delivered as of the closing are materially different from the opinions respecting the United States federal income tax considerations expressed herein under the heading “— Material United States Federal Income Tax Consequences of the Merger”, Pinnacle and Cavalry would not effect the merger without recirculating this document after revising this discussion appropriately and resoliciting the approvals of their shareholders. These opinions each rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Pinnacle, Cavalry and others, including those contained in certificates of officers of Pinnacle and Cavalry. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in these opinions, in which case the tax consequences of the merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the merger.

      United States Federal Income Tax Consequences to Cavalry Shareholders. Subject to the qualifications and limitations set forth above in the immediately preceding paragraph, the material United States federal income tax consequences of the merger will be as follows:

•	a holder of Cavalry common stock will not recognize any gain or loss upon the exchange of that shareholder’s shares of Cavalry common stock for shares of Pinnacle common stock in the merger, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of Pinnacle common stock;

•	to the extent that a holder of Cavalry common stock receives cash instead of a fractional share of Pinnacle common stock, such holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Cavalry common stock allocable to that fractional share of Pinnacle common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of Cavalry common stock exchanged for cash instead of the fractional share of Pinnacle common stock is more than one year at the completion of the merger;

•	a holder of Cavalry common stock will have a tax basis in the Pinnacle common stock received in the merger equal to (1) the tax basis of the Cavalry common stock surrendered by that holder in the merger, less (2) any tax basis of the Cavalry common stock surrendered that is allocable to a fractional share of Pinnacle common stock for which cash is received; and

•	the holding period for shares of Pinnacle common stock received in exchange for shares of Cavalry common stock in the merger will include the holding period for the shares of Cavalry common stock surrendered in the merger.
      In the case of a holder of Cavalry common stock who holds shares of Cavalry common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Cavalry common stock.
      United States Federal Income Tax Consequences to Pinnacle Shareholders. There will be no United States federal income tax consequences to a holder of Pinnacle common stock as a result of the merger.
      This discussion is intended to provide only a general summary of the material United States federal income tax consequences of the merger, and is not a complete analysis or description of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Pinnacle and Cavalry strongly urge each holder of Pinnacle common stock and Cavalry common stock to consult his or her tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to that shareholder of the merger.
      Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the merger. Foreign shareholders should consult their tax advisors with respect to the application of withholding rules to any cash payments received in the merger.
      Reporting Requirements. If you receive Pinnacle common stock as a result of the merger, you will be required to retain records pertaining to the merger and will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
      Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Dissenters’ and Appraisal Rights
      Under Tennessee law, neither Pinnacle’s nor Cavalry’s shareholders are entitled to dissenters’ and appraisal rights in connection with the merger.
Accounting Treatment
      The merger will be accounted for as a “purchase,” as that term is used under accounting principles generally accepted in the United States (“GAAP”) for accounting and financial reporting purposes. Cavalry will be treated as the acquired corporation for accounting and financial reporting purposes. Cavalry’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Pinnacle. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.
Interests of Certain Cavalry Executive Officers and Directors in the Merger
      Some of the members of Cavalry’s management and the Cavalry board of directors have financial and other interests in the merger that are in addition to, or different from, their interests as Cavalry shareholders generally. Cavalry’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement.
      It is expected that immediately after completion of the merger, certain current executives of Cavalry Banking will be employed by Pinnacle National Bank. Except as covered by the employment agreements between Pinnacle National Bank and each of Ed C. Loughry, Jr. and William S. Jones and the consulting agreement between Pinnacle National Bank and Ronald F. Knight, which agreements will become effective at the closing of the merger and are described below, the Cavalry and Cavalry Banking employees who continue to be employed by Pinnacle National Bank after the merger will be employed on an “at-will” basis, and Pinnacle National Bank will not be obligated to employ or retain the service of any such person for any specific period of time or in any specific position.
      Ed C. Loughry, Jr. Employment Agreement. Mr. Loughry’s employment agreement provides that he will be vice chairman of the Pinnacle board of directors until his 65th birthday (mid-2007). Mr. Loughry will receive a salary of $175,000 per year, plus benefits, and annual bonus compensation as determined by the board of directors. The employment agreement also contains a change of control provision. If a change of control (as defined in the employment agreement) occurs with respect to Pinnacle National Bank or Pinnacle, Pinnacle National Bank will be obligated to pay Mr. Loughry 2.99 times his base salary plus three years of health insurance benefits. In the event any payments or benefits paid by Pinnacle National Bank to Mr. Loughry would subject him to an excise tax under Section 4999 of the Code, then he will be entitled to such additional payments from Pinnacle National Bank as required to put him in the same after-tax position.
      If Pinnacle National Bank terminates Mr. Loughry’s employment without cause, he will continue to receive all compensation and health care benefits due to him as if he were still employed until his 65th birthday (mid-2007). If Mr. Loughry terminates his employment for cause (as defined in the employment agreement), he shall continue to receive all compensation due to him as if he were still employed for the lesser of the remaining term or twelve months from termination.
      Mr. Loughry’s employment agreement also provides that he will not engage in any activity or business in competition with Pinnacle National Bank located within the geographic region in which Mr. Loughry rendered services for Pinnacle National Bank for two years following the termination of his employment. Such non-competition restriction will not apply in the event of a change of control (subsequent to the merger) or if he is terminated without cause.

      William S. Jones Employment Agreement. Mr. Jones’ employment agreement provides that he will serve as the Rutherford County area executive of Pinnacle National Bank for a three-year term. Mr. Jones’ agreement will automatically renew for an additional day each day after the beginning of the term, so that it will always have a three-year term, unless any of the parties to the agreement gives notice of his or its intent not to renew the agreement. Under the terms of the employment agreement, Mr. Jones will receive a salary of $175,000 per year, plus benefits, and annual bonus compensation as determined by the board of directors. The employment agreement also contains a change of control provision. If a change of control (as defined in the employment agreement) occurs with respect to Pinnacle National Bank or Pinnacle, Pinnacle National Bank will be obligated to pay Mr. Jones 2.99 times his base salary plus three years of health insurance benefits. In the event any payments or benefits paid by Pinnacle National Bank to Mr. Jones would subject him to an excise tax under Section 4999 of the Code, then he will be entitled to such additional payments from Pinnacle National Bank as required to put him in the same after-tax position.
      If Pinnacle National Bank terminates Mr. Jones’ employment without cause, he shall continue to receive all compensation and health care benefits due to him as if he were still employed from three years from such termination date. If Mr. Jones terminates his employment for cause (as defined in the employment agreement), he shall continue to receive all compensation due to him as if he were still employed for the lesser of the remaining term or twelve months from termination.
      Mr. Jones’ employment agreement also provides that he shall not engage in any activity or business in competition with Pinnacle National Bank located within the geographic region in which Mr. Jones rendered services for Pinnacle National Bank for two years following the termination of his employment. Such non-competition restriction will not apply in the event of a change of control (subsequent to the merger) or if he is terminated without cause.
      Ronald F. Knight Consulting Agreement. Mr. Knight’s consulting agreement provides that he will provide general consultation and advice to Pinnacle National Bank for a one-year term. Under the terms of the agreement, Mr. Knight will receive an up front payment of $125,000. Additionally, under Mr. Knight’s agreement, he agrees that both during and for one year after termination of his agreement he will not compete with Pinnacle National Bank within the counties where Pinnacle National Bank is located.
      Change of Control Agreements. Pinnacle will enter into certain change of control agreements with each of R. Dale Floyd, James O. Sweeney, III, and M. Glenn Layne. Under the terms of these change of control agreements, Pinnacle National Bank will be obligated to pay each of these employees 2.00 times his base salary plus three years of health insurance benefits in the event of a change of control (as defined in the agreements) with respect to Pinnacle National Bank or Pinnacle. Additionally, each employee agrees that for two years after termination of his employment he will not compete with Pinnacle National Bank or solicit employees or customers within the geographic region where the employee has provided services to Pinnacle National Bank. The non-compete provision will not apply in the event of a change of control or if the employee is terminated without cause.
      Security Ownership of Cavalry Directors and Executive Officers. As of November 7, 2005, the record date for determining those Cavalry shareholders entitled to vote their shares at the special meeting, there were 7,217,565 shares of Cavalry common stock outstanding and entitled to vote, approximately 22.48% of which were owned and entitled to be voted by Cavalry directors and executive officers and their affiliates.
      Indemnification; Directors’ and Officers’ Insurance. Pinnacle has agreed to indemnify and hold harmless each present and former director, officer and employee of Cavalry and its subsidiaries following completion of the merger. This indemnification covers liability and expenses arising out of matters existing or occurring at or prior to the completion of the merger to the fullest extent such persons would have been indemnified as directors, officers or employees of Cavalry or any of its subsidiaries under existing indemnification agreements and/or applicable law. This indemnification extends to liability arising out of the transactions contemplated by the merger agreement. Pinnacle also has agreed that it will maintain a policy of directors’ and officers’ liability insurance coverage for the benefit of Cavalry’s directors and officers for six years following completion of the merger.
      Directors of Cavalry and Pinnacle Following the Merger. At the effective time of the merger, Pinnacle’s board of directors will be expanded by three members, and three members of the existing Cavalry board of directors who are proposed by Cavalry and reasonably acceptable to Pinnacle will fill such vacancies. One of the new directors will be Mr. Loughry, who currently serves as chairman and chief executive officer of Cavalry. Mr. Loughry will become vice chairman of the Pinnacle board when the transaction is complete. As members of the Pinnacle board of directors, the new directors who are not employees of Pinnacle can be expected to receive $1,200 for each board meeting attended and $900 for each committee meeting attended. In addition, committee members receive quarterly retainers ranging from $625 (Community Affairs Committee) to $1,875 (Audit Committee). Members of the Human Resources, Nominating and Compensation Committee receive a quarterly retainer of $1,250. Directors also may receive equity awards under the Pinnacle 2004 Equity Incentive Plan.
      Additional Benefits. Other benefits which may be paid to current employees, officers or directors of Cavalry that might not otherwise be paid if the merger does not occur are as follows:

•	Cavalry and Cavalry Banking have entered into severance agreements with each of Hillard C. Gardner, Ira B. Lewis, R. Dale Floyd, Joy B. Jobe and David W. Hopper pursuant to which each employee is entitled to receive, following a change in control and the subsequent termination of the employee without cause or the voluntary termination by the employee for good reason, a severance benefit as set forth in each such agreement. The merger agreement permits Cavalry or Cavalry Banking to make these payments prior to December 31, 2005, even if the merger has not yet occurred if payment of these amounts prior to the consummation of the merger would result in such payments not being treated as excess parachute payments under Section 280G of the Code. If these payments are not made prior to the consummation of the merger, Pinnacle has agreed that any voluntary termination of employment by such employees within twelve months of the effective date of the merger shall automatically obligate Pinnacle to pay such severance benefits;

•	Cavalry and Cavalry Banking have entered into employment agreements with each of Ed C. Loughry, Jr. Ronald F. Knight, William S. Jones, Myron Glenn Layne and James O. Sweeney pursuant to which each employee is entitled to receive, following a change in control and the subsequent termination of the employee without cause or the voluntary termination by the employee for good reason within twelve months following such change in control, a severance benefit as set forth in each such agreement. The merger agreement permits Cavalry or Cavalry Banking to make these payments prior to December 31, 2005 even if the merger has not yet occurred if payment of these amounts prior to the consummation of the merger would result in such payments not being treated as excess parachute payments under Section 280G of the Code. If these payments are not made prior to the consummation of the merger, Pinnacle has agreed that any voluntary termination of employment by such employees within twelve months of the effective date of the merger shall automatically obligate Pinnacle to pay such severance benefits;

•	upon a change in control as defined in the Executive Supplemental Retirement Plan and the Director Supplemental Retirement Plan (collectively, the “SERP Plan”), each executive or director of Cavalry Banking that is a party to agreements under such plan shall receive the benefits promised in the plan upon attaining Normal Retirement Age (as defined in such plan), as if the executive or director had been continuously employed by Cavalry Banking until the executive’s or director’s Normal Retirement Age. The executive or director will also remain eligible for all promised death benefits in such plan;

•	prior to December 31, 2005 and the effective date of the merger, Cavalry or Cavalry Banking may accelerate vesting in whole or in part and/or make partial distributions under the SERP Plan and related agreements to participants in amounts to be determined. Such partial distributions would be made to preclude the payments being made to such participants as a result of the merger being treated as excess parachute payments under Section 280G of the Code; and

•	because of different methodologies used by Pinnacle and Cavalry, it may be necessary to pre-pay salaries or advance commissions to certain Cavalry or Cavalry Banking employees prior to the merger.

Restrictions on Resales by Affiliates
      Shares of Pinnacle common stock to be issued to Cavalry shareholders in the merger have been registered under the Securities Act and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Cavalry. Any subsequent transfer of shares, however, by any person who is an affiliate of Cavalry at the time the merger is submitted for a vote of the Cavalry shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the Pinnacle common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.
      An “affiliate” of Cavalry is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Cavalry. These restrictions are expected to apply to the directors and executive officers of Cavalry and the holders of 10% or more of the outstanding Cavalry common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Pinnacle will give stop transfer instructions to the transfer agent with respect to the shares of Pinnacle common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.
      Each person who is an affiliate of Cavalry for purposes of Rule 145 under the Securities Act has delivered to Pinnacle a written agreement intended to ensure compliance with the Securities Act. The agreement also contains a restriction limiting sales of Cavalry common stock only to transfers with affiliates or gifts without consideration.
Regulatory Approval
      Pinnacle is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and supervised and regulated by the FRB. Cavalry is a bank holding company, also registered under the Bank Holding Company Act, and supervised and regulated by the FRB. Both Pinnacle’s and Cavalry’s banking subsidiaries are supervised and regulated by various federal and state banking authorities. Set forth below is a brief summary of certain regulatory issues. Additional information relating to the supervision and regulation of Pinnacle is included in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this joint proxy statement/ prospectus. Additional information relating to the supervision and regulation of Cavalry is included in Cavalry’s Annual Report on Form 10-K as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, each for the year ended December 31, 2004, which are incorporated by reference into this joint proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
      Federal Reserve Regulatory Approval. The merger is subject to prior approval by the FRB pursuant to Section 3 of the Bank Holding Company Act. Pinnacle and Cavalry have filed the required applications and notification with the FRB for approval of the merger. Assuming FRB approval, the parties may not consummate the merger until after the termination of a waiting period. The waiting period starts the day the FRB approves the merger and notifies the United States Department of Justice and ends 30 days later, except the waiting period may be reduced to 15 days upon consent of the United States Attorney General.

During that time, the United States Department of Justice may challenge the merger on antitrust grounds. The FRB is prohibited from approving any transaction under the applicable statutes that:

•	would result in a monopoly;

•	would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	may have the effect in any part of the United States of substantially lessening competition, tending to create a monopoly or otherwise resulting in a restraint of trade, unless the FRB finds that the public interest created by the probable effect of the transaction in meeting the convenience and needs of the communities to be served clearly outweighs the anticompetitive effects of the proposed merger.
      In addition, the FRB will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below, and consideration of managerial resources includes consideration of the competence, experience and integrity of the officers, directors and principal shareholders of the companies and their subsidiary banks.
      The analysis of convenience and needs issues includes the parties’ performance under the Community Reinvestment Act of 1977, as amended. Under the Community Reinvestment Act, the FRB must take into account the record of performance of each of Pinnacle and Cavalry and their respective subsidiaries in meeting the credit needs of the entire community, including the low- and moderate-income neighborhoods in which they operate. Furthermore, applicable federal law provides for the publication of notice and public comment on applications filed with the FRB. The FRB frequently receives comments and protests from community groups and others and may, in its discretion, choose to hold public hearings on the application. Such comments and hearings could delay the regulatory approvals required for consummation of the merger. Pinnacle’s subsidiary bank has a “satisfactory” rating under the Community Reinvestment Act. Cavalry recently was reviewed by the FRB with respect to its Community Reinvestment Act compliance, but no compliance rating has yet been received.
      State Regulatory Approval. The Tennessee Banking Act requires submission of an application to and approval from the Tennessee Department of Financial Institutions (“TDFI”) for certain acquisitions of state banks by Tennessee bank holding companies. The TDFI also must take into consideration the financial and managerial resources and future prospects of the company or companies and the banks concerned. In the event Cavalry Banking is merged into Pinnacle National Bank simultaneously with the merger of Cavalry into Pinnacle, approval of the TDFI is not required since the only remaining bank subsidiary of the combined holding company is a national bank.
      Additional Federal and State Regulatory Considerations. Pinnacle and Cavalry and their banking subsidiaries are subject to other federal and state laws and regulations relating to the following areas as summarized below:

•	Restrictions on the Payment of Dividends: Pinnacle and Cavalry are legal entities separate and distinct from their banking and other subsidiaries, but depend principally on dividends from their subsidiary depository institutions for cash flow to pay any dividends to their respective shareholders. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Pinnacle and Cavalry, as the case may be, as well as by Pinnacle and Cavalry to their respective shareholders. The subsidiary banks of Pinnacle and Cavalry are subject to dividend restrictions imposed by the applicable state and federal regulators. The payment of dividends by Pinnacle and Cavalry also may be affected or limited by other factors, such as the requirement to maintain adequate capital above state or federal regulatory guidelines.

•	Capital Adequacy: Pinnacle and Cavalry and their banking subsidiaries are required by state and federal regulators to comply with certain capital adequacy standards related to risk exposure and the leverage position of financial institutions. Any bank or savings institution that fails to meet its capital guidelines may be subject to a variety of enforcement remedies and certain other restrictions on its business. As of September 30, 2005, Pinnacle, Cavalry and their banking subsidiaries were in compliance with all such capital adequacy standards.

•	Support of Subsidiary Institutions: Under FRB policy, Pinnacle and Cavalry are expected to act as sources of financial strength for, and commit their resources to support, Pinnacle National Bank and Cavalry Banking, respectively, and any other banking subsidiaries, even in times when Pinnacle or Cavalry might not be inclined to provide such support.

•	Prompt Corrective Action: Federal banking regulators are required to audit Pinnacle, Cavalry, Pinnacle National Bank and Cavalry Banking to determine whether they are adequately capitalized. If a banking institution is deemed by regulators to be insufficiently capitalized, the regulators are required to take certain actions designed to improve the capitalization of the financial institution.

•	Non-Banking Activities: The Bank Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non-banking activities. An exception to this prohibition is for activities expressly found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto or financial in nature.

•	Out-of-State Acquisitions: A bank holding company and its subsidiaries also are prohibited from acquiring any voting shares of, or interest in, any banks located outside of the state in which the operations of the bank holding company’s subsidiaries are located, unless the acquisition is specifically authorized by the statutes of the state in which the target is located.

•	Anti-Tying: A bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or provision of any property or service. Thus, an affiliate of a bank holding company may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to its bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

•	Other Requirements: Banks also are required to file annual reports and such additional information as the banking regulations require. Banks are subject to certain restrictions on loan amounts, interest rates, “insider” loans to officers, directors and principal shareholders, transactions with affiliates and many other matters. Strict compliance at all times with state and federal banking laws will be required.

      In addition to the approvals listed above, additional notices with self-regulatory organizations may be required to be given in connection with the acquisition of Cavalry’s insurance/securities broker-dealer/registered investment advisor/trust divisions and subsidiaries.
      Future Regulatory Considerations. The merger of Cavalry’s banking subsidiary, Cavalry Banking, into Pinnacle’s banking subsidiary, Pinnacle National Bank, will be subject to the approval of the Office of the Comptroller of the Currency. Such agency will apply similar standards to its review of the bank merger as are applied by the FRB to the merger of the holding companies. Obtaining this approval is a condition to the closing of the merger of Pinnacle and Cavalry, although the timing of the bank-to-bank merger may be delayed after the holding company-to-holding company merger.
      In 1999 the Gramm-Leach-Bliley Act was enacted. This statute contains several provisions that may affect how Pinnacle and Cavalry do business and the nature of the competition that they face. The act permits banks, insurance companies and securities firms to affiliate within a single corporate structure, now known as a financial holding company. Using the financial holding company structure, insurance companies and securities firms may acquire other financial holding companies and bank holding companies, such as Pinnacle and Cavalry, and bank holding companies may acquire insurance companies and securities firms. A bank holding company that wishes to become a financial holding company must satisfy a number of conditions, including that all of the insured depository institution subsidiaries of the bank holding company have at least a “satisfactory” Community Reinvestment Act rating. In addition, a financial holding company may not commence a new financial activity or acquire control of a company engaged in such activities without satisfying this Community Reinvestment Act requirement. As a result of this new act, Pinnacle and Cavalry may face increased competition from more and larger financial institutions. Neither Pinnacle nor Cavalry have elected to become a financial holding company, so they remain under essentially the same regulatory framework as they did before the enactment of the act. The financial holding company structure created by the act allows insurance companies or securities firms operating under the financial holding company structure to acquire Pinnacle or Cavalry. The act also includes requirements regarding the privacy and protection of customer information held by financial institutions, as well as many other providers of financial services.
      Federal legislation, including proposals to revise the bank regulatory system and to limit or expand the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The bank examiners will examine banks periodically for compliance with various regulatory requirements. Such examinations, however, are for the protection of the federal deposit insurance funds and for depositors and generally not for the protection of investors and shareholders.
      We cannot guarantee you that the regulatory approvals described above will be given without undue delay or the imposition by a regulatory authority of a condition that would materially and adversely impact the financial or economic benefits of the merger on Pinnacle, Cavalry or any of their banking or nonbanking subsidiaries.
OPINIONS OF FINANCIAL ADVISORS
Opinion of Pinnacle’s Financial Advisor
      Pinnacle retained Raymond James to act as its financial advisor in connection with the merger. On September 30, 2005, Pinnacle’s board of directors held a meeting, in which Raymond James participated, to evaluate the proposed merger. At the meeting, Raymond James rendered its written opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration was fair, from a financial point of view, to Pinnacle.
      The full text of the Raymond James opinion, dated September 30, 2005, that describes, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken by Raymond James, is attached to this joint proxy statement/ prospectus as Appendix B and is incorporated in this document by reference. Pinnacle shareholders are urged to, and should, read Raymond James’ opinion carefully and in its entirety.
      Raymond James’ opinion is directed to Pinnacle’s board and addresses only the fairness of the consideration, from a financial point of view to Pinnacle. The opinion does not address any other aspects of the merger or any related transaction, nor does it constitute a recommendation to any shareholder as to how to vote at the meeting. The summary of the fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.
      In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the agreement;

•	reviewed the audited financial statements of Cavalry as of and for the years ended December 31, 2002, 2003 and 2004 and the unaudited financial statements for the periods ended March 31, 2005 and June 30, 2005;

•	reviewed Cavalry’s annual and quarterly reports filed on Form 10-K and 10-Q, respectively, for the periods ended December 31, 2002, 2003, and 2004, and March 31, 2005 and June 30, 2005;

•	reviewed other Cavalry financial and operating information requested from and/or provided by Cavalry;

•	reviewed certain other publicly available information on Cavalry; and

•	discussed with members of the senior management of Pinnacle and Cavalry certain information relating to the aforementioned and any other matters which it deemed relevant to its inquiry.
      In rendering its opinion, Raymond James assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Raymond James, or that was discussed with, or reviewed by or for Raymond James, or that was publicly available. Raymond James also did not assume any responsibility for independently verifying this information or undertake an independent evaluation or appraisal of the assets or liabilities of Pinnacle or Cavalry, and Raymond James has not been furnished any evaluation or appraisal on these matters.
      Raymond James is not an expert in the evaluation of allowances for loan losses, and neither made an independent evaluation of the adequacy of the allowances for loan losses of Pinnacle or Cavalry, nor reviewed any individual credit files of Pinnacle or Cavalry. As a result, Raymond James has assumed that the aggregate allowances for loan losses for both Pinnacle and Cavalry are adequate to cover such losses and will be adequate on a pro forma basis for the combined company. In addition, Raymond James did not assume any obligation to conduct, and Raymond James did not conduct, any physical inspection of the properties or facilities of Pinnacle or Cavalry. With respect to the financial and operating information, including, without limitation, valuations of contingencies and projections regarding under-performing or non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and information on the cost savings, revenue enhancements and related expenses expected to result from the merger, in each case furnished to or discussed with Raymond James by Pinnacle or Cavalry, Raymond James assumed that the information was reasonably prepared and reflects the best currently available estimates and judgments of the senior management of Pinnacle and Cavalry as to the future financial and operating performance of Pinnacle, Cavalry or the combined entity, as the case may be, and the expected cost savings, revenue enhancements and related expenses. Raymond James’ opinion is based upon market, economic and other conditions as in effect on, and on the information made available to Raymond James as of, the date of its opinion.
      For purposes of rendering its opinion, Raymond James assumed that, in all respects material to its analysis:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	Pinnacle and Cavalry will perform all of the covenants and agreements required to be performed by them under the merger agreement and any related documents;

•	all conditions to completing the merger will be satisfied without any waivers; and

•	in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Pinnacle, Cavalry or the combined entity, or on the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.
Raymond James also assumed that the merger will be accounted for as a purchase under GAAP, and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Raymond James’ opinion is not an expression of an opinion as to the prices at which shares of Pinnacle common stock or shares of

Cavalry common stock will trade following the announcement of the merger, or the prices at which the shares of common stock of the combined entity will trade following the completion of the merger.
      In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Raymond James, Pinnacle or Cavalry. Any estimates contained in the analyses performed by Raymond James are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Raymond James opinion was among several factors taken into consideration by Pinnacle’s board in making its determination to adopt the plan of merger contained in the merger agreement and the merger. In addition, Pinnacle’s board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of Pinnacle’s board or management with respect to the fairness of the consideration.
      The summary that follows is not a complete description of the analyses underlying the Raymond James opinion or the presentation made by Raymond James to Pinnacle’s board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.
      In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Raymond James believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.
      The following is a summary of the material financial analyses presented by Raymond James to Pinnacle’s board at its meeting on September 30, 2005. Unless otherwise noted, financial data is as of June 30, 2005, and market data is as of September 28, 2005. Raymond James has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion that follows.
      Transaction Value. Raymond James reviewed the terms of the merger. It noted that each share of Cavalry would be exchanged for 0.95 shares of Pinnacle common stock. Based upon the closing price of Pinnacle as of September 28, 2005, the transaction had an implied aggregate value of approximately $172 million, or $23.48 per share.
      Selected Peer Group Analysis. Raymond James reviewed and compared publicly available financial data, market information and trading multiples for Cavalry with other selected publicly-traded companies that Raymond James deemed relevant to Cavalry. The peer group selected consisted of publicly-traded Southeastern banks with assets between $500 million and $750 million (32 companies).

Name (Ticker)

Alliance Bankshares Corporation (ABVA)
American National Bankshares Inc. (AMNB)
Appalachian Bancshares, Inc. (APAB)
Auburn National Bancorporation, Inc. (AUBN)
Bancshares of Florida, Inc. (BOFL)

Name (Ticker)

BNC Bancorp (BNCN)
C&F Financial Corporation (CFFI)
Citizens Holding Company (CIZ)
CIVITAS BankGroup, Inc. (CVBG)
Community Bancshares, Inc. (COMB)
Community Bankshares, Inc. (SCB)
Community Capital Corp. (CYL)
Cooperative Bankshares, Inc. (COOP)
Crescent Banking Company (CSNT)
Eastern Virginia Bankshares, Inc. (EVBS)
ECB Bancorp, Inc. (ECBE)
Gateway Financial Holdings, Inc. (GBTS)
Highlands Bankshares, Inc. (HBKA)
Integrity Bancshares, Inc. (ITYC)
James Monroe Bancorp, Inc. (JMBI)
Middleburg Financial Corporation (MBRG)
Nexity Financial Corporation (NXTY)
Old Point Financial Corporation (OPOF)
Peoples Bancorp of North Carolina, Inc. (PEBK)
Peoples Financial Corporation (PFBX)
Premier Community Bkshrs Inc. (PREM)
Premier Financial Bancorp, Inc. (PFBI)
Savannah Bancorp, Inc. (SAVB)
Summit Bank Corporation (SBGA)
United Security Bancshares, Inc. (USBI)
Vision Bancshares, Inc. (VBAL)
WGNB Corp. (WGNB)
      For the selected publicly-traded companies, Raymond James analyzed, among other things, stock price as a multiple of last twelve months earnings, estimated 2005 and 2006 earnings, book value per share and tangible book value per share. All multiples were based on closing stock prices as of September 28, 2005. Projected earnings per share for the comparable companies were based on First Call consensus estimates. First Call is an information provider that publishes a compilation of estimates of projected financial performance for publicly-traded companies produced by equity research analysts at leading investment banking firms. Estimated 2005 and 2006 earnings per share for Cavalry were based on projections of Pinnacle’s management. The following table sets forth the low, median and high multiples indicated by the market analysis of selected publicly-traded companies compared to Cavalry multiples based on its closing stock price on September 28, 2005 of $19.79 per share and multiples based upon the implied merger price per share of $23.48. Raymond James has adjusted throughout its analysis the financial data to exclude certain non-recurring or extraordinary items where applicable.

			Comparable Companies

	Cavalry		Low	Median		High	Merger

Price to:
Book Value per Share	2.51	x	1.11	x 1.93	x	3.30	x 2.98	x
Tangible Book Value per Share	2.60		1.11	2.04		3.30	3.08
LTM EPS	20.5		12.7	15.3		39.1	24.3
2005E EPS	18.2		12.2	15.0		25.7	21.7
2006E EPS	17.0		11.5	13.9		25.1	20.2
      No company used in the analysis described above is identical to Cavalry or the pro forma combined company. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading, or other values of the companies to which they are being compared. In addition, mathematical analyses, such as determining the average or median, are not of themselves meaningful methods of using comparable company data.
      Selected Transaction Analysis. Raymond James reviewed and analyzed the financial terms, to the extent publicly available and deemed relevant by Raymond James in 27 selected completed and pending mergers and acquisitions involving Southeastern bank sellers with total assets between $500 million and $1.5 billion that were completed since January 1, 1995 with 100% stock consideration.

Buyer	Seller

Synovus Financial Corp.	Riverside Bancshares Inc.
First Natl Bkshs of FL	Southern Community Bancorp
South Financial Group Inc.	Florida Banks Inc.
South Financial Group Inc.	CNB Florida Bancshares Inc.
Fifth Third Bancorp	Franklin Financial Corp.
Fulton Financial Corp.	Resource Bankshares Corp.
South Financial Group Inc.	MountainBank Financial Corp.
WesBanco Inc.	American Bancorp.
BB&T Corp.	BankFirst Corp.
BB&T Corp.	Hardwick Holding Co.
Carolina First Corp.	Anchor Financial Corp.
First Charter Corp.	Carolina First BancShares
BB&T Corp.	Matewan BancShares Inc.
Union Planters Corp.	Ready State Bank
City Holding Co.	Horizon Bancorp Inc.
First American Corp.	Pioneer Bancshares Inc.
SouthTrust Corp.	American Bks of Florida, Inc.
United Bankshares Inc.	George Mason Bankshares Inc.
Regions Financial Corp.	First State Corp.
Mercantile Bancorp.	Horizon Bancorp, Inc.
Wachovia Corp.	1st United Bancorp
First Virginia Banks Inc.	Premier Bankshares Corp.
First Commercial Corp.	Southwest Bancshares, Inc.
Regions Financial Corp.	Allied Bankshares Inc.
CCB Financial Corp.	Security Capital Bancorp
Synovus Financial Corp.	NBSC Corporation
BB&T Financial Corporation	Commerce Bank

      For the selected transactions, Raymond James analyzed, among other things, deal value as a multiple of latest 12 months earnings, book value, and tangible book value. Raymond James has adjusted throughout its analyses the financial data to exclude any non-recurring or extraordinary items where applicable. The following table sets forth the median, high and low multiples indicated by this analysis compared to multiples based upon the implied merger price per share of $23.48.

	Southeast Transactions

	Low		Median		High		Merger

Transaction Value to:
LTM Earnings	15.3	x	22.3	x	44.3	x	25.4	x
Book Value	1.68		2.87		4.20		3.03
Tangible Book Value	1.72		2.98		4.84		3.13
      Raymond James noted that no transaction considered in the analysis of selected merger and acquisition transactions is identical to the merger and may differ significantly from the merger based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated. All of the multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period which the selected transactions occurred.
      Premiums Paid Analysis. Raymond James analyzed the transaction premiums paid in the same 27 Southeastern bank transactions, based on the target company’s stock price one day, 30 days and 90 days prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

	Purchase Price Premium
	Prior to Announcement

	1 day	30 days	90 days

Median Premium	20.5%	25.5%	39.2%
Raymond James then applied the median multiples resulting from the analysis above to the relevant closing prices of Cavalry’s common stock. This analysis yielded a range of implied values per share for Cavalry of between $23.85 and $31.66.
      Contribution Analysis. Raymond James analyzed the relative contribution of each of Pinnacle and Cavalry to the pro forma balance sheet and income statement items of the combined entity, as of June 30, 2005, including assets, loans, deposits, equity, tangible equity, and estimated 2005 and 2006 earnings. This analysis excluded any purchase accounting adjustments. The relative contribution of Cavalry to the combined entity’s pro forma combined financial results ranged from a high of 49.8% (based on estimated 2005 earnings) to a low of 40.9% (based on total assets). Cavalry shareholders are expected to receive approximately 42% ownership of the combined entity, based on the exchange ratio of 0.95.
      Dividend Discount Analysis. Raymond James performed a dividend discount analysis based upon projections provided by Pinnacle’s management for the fiscal years ended December 31, 2006 through 2010 to estimate the net present value per share of Cavalry. Raymond James discounted five years of estimated cash flows for Cavalry, assuming a dividend rate sufficient to maintain an equity to asset ratio of 8.5% and using a range of discount rates from 10% to 14%. In order to derive the terminal value of Cavalry’s earnings stream beyond 2010, Raymond James assumed terminal value multiples of fiscal year 2010 earnings ranging from 15.0x to 25.0x. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Cavalry common stock. The discounted dividend analysis yielded a range of stand-alone values for Cavalry common stock of between $16.11 and $30.94 per share. These values compare to the consideration offered by Pinnacle to Cavalry in the merger of $23.48 per share.
      Financial Impact Analysis. Raymond James performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be accretive to Pinnacle’s estimated 2006 earnings per share and book value per share, and dilutive to 2006 estimated tangible book value per share. This analysis was based on financial projections and merger assumptions (including estimated cost savings and one-time charges) provided by Pinnacle’s management team. For all of the above analyses, the actual results achieved by the pro forma company following the merger will vary from the projected results and the variations may be material.
      Pinnacle retained Raymond James based upon its experience and expertise. Raymond James is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Raymond James is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
      In connection with the merger, Pinnacle contracted with Raymond James to provide external investment banking services, pursuant to which Pinnacle requested Raymond James to provide the fairness opinion summarized herein. Through negotiation, Pinnacle and Raymond James determined that Pinnacle would pay Raymond James a fee, a portion of which was paid upon delivery of the fairness opinion and execution of the merger agreement, and the remainder of which will be paid upon the consummation of the merger. In addition, Pinnacle has agreed to reimburse Raymond James for its reasonable out-of-pocket expenses incurred in connection with its engagement. Pinnacle has agreed to indemnify Raymond James and its officers for all losses, claims, damages, liabilities and expenses related to or arising out of its rendering of services under its engagement, including liabilities arising under federal securities laws. If such indemnification is unavailable to Raymond James, then Pinnacle has agreed to contribute to the amount paid or payable by Raymond James as a result of such occurrences in proportion to the relative benefits received by and fault of the parties, with the amount of Raymond James’ contributions being capped at the amount of fees it has received. In the ordinary course of business, Raymond James may trade in the securities of Pinnacle or Cavalry for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Opinion of Cavalry’s Financial Advisor
      Hovde has delivered to the board of directors of Cavalry its opinion that, based upon and subject to the various considerations set forth in its written opinion dated September 30, 2005, the total transaction consideration to be paid to the shareholders of Cavalry is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Cavalry upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated September 30, 2005, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C, and is incorporated in this document by reference. The shareholders of Cavalry should read this opinion in its entirety.
      Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Cavalry’s board selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.
      Hovde received a fee from Cavalry for performing a financial analysis of the merger and rendering a written opinion to the board of directors of Cavalry as to the fairness, from a financial point of view, of the merger to the shareholders of Cavalry. Hovde received all of such fee subsequent to Hovde’s presentation of its fairness opinion and analysis to the board of directors of Cavalry. Cavalry has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.
      Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of Cavalry as to how such shareholder should vote at the Cavalry special shareholder meeting. The summary of the opinion of Hovde set forth in this joint statement/ prospectus is qualified in its entirety by reference to the full text of the opinion, attached hereto as Appendix C.
      The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the board of directors of Cavalry by Hovde on September 29, 2005, which analyses were confirmed in Hovde’s written opinion, dated September 30, 2005. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the board of directors of Cavalry, but it does summarize all of the material analyses performed and presented by Hovde.
      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to Cavalry’s board and its fairness opinion.
      In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cavalry and Pinnacle. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of Cavalry. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Cavalry might engage. In addition, as described above, Hovde’s opinion to Cavalry was one of many factors taken into consideration by the board of directors of Cavalry in adopting the merger agreement.
      During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Cavalry and Pinnacle and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Cavalry and Pinnacle;

•	certain internal financial statements and other financial and operating data concerning Cavalry and Pinnacle;

•	certain financial projections prepared by the managements of Cavalry and Pinnacle;

•	certain other information provided to Hovde by members of the senior managements of Cavalry and Pinnacle for the purpose of reviewing the future prospects of Cavalry and Pinnacle, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the merger;

•	historical market prices and trading volumes for Pinnacle common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

•	the pro forma ownership of Pinnacle’s common stock by the shareholders of Cavalry relative to the pro forma contribution of Cavalry’s assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other information and factors as Hovde has deemed appropriate.
Hovde also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.
      In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by Cavalry and Pinnacle were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Cavalry and Pinnacle as to the future financial performance of Cavalry, Pinnacle, or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Cavalry or Pinnacle. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Cavalry and Pinnacle, relied upon the representations and warranties of Cavalry and Pinnacle made pursuant to the merger agreement, and did not independently attempt to verify any of such information.
      Comparable Company Analysis. Using publicly available information, Hovde compared the stock market valuation of Pinnacle with the following southeastern United States (MS, AL, GA, TN, SC, NC, VA and FL) publicly traded banking institutions with assets as of June 30, 2005 between $700 million and $1.2 billion:

Company Name	Assets

($mm)
Bank of Granite Corporation (NC)	1,069.4
Capital Bank Corporation (NC)	917.4
Centerstate Banks of Florida, Inc. (FL)	830.0
Colony Bankcorp, Inc. (GA)	1,018.1
Commercial Bankshares, Inc. (FL)	966.0
Eastern Virginia Bankshares, Inc. (VA)	732.5
First Security Group, Inc. (TN)	831.3
First South Bancorp, Inc. (NC)	791.9
FLAG Financial Corporation (GA)	862.5
FNB Corp. (NC)	904.6
FNB Financial Services Corporation (NC)	979.4
LSB Bancshares, Inc. (NC)	989.3
National Bankshares, Incorporated (VA)	819.6
Old Point Financial Corporation (VA)	700.3
Peoples Bancorp of North Carolina, Inc. (NC)	709.6
Peoples BancTrust Company, Inc. (AL)	781.5
PAB Bankshares, Inc. (GA)	933.7
TIB Financial Corp. (FL)	1,012.9
Yadkin Valley Bank and Trust Company (NC)	990.8

      Indications of such stock market valuation included closing stock market information as of September 27, 2005. Selected market information for Pinnacle and the group of comparable companies that was analyzed is provided below.

				Price/	Price/		03-04	04-05
	Mkt.	Price/	Price/	LTM	06	PEG	EPS	EPS	Inside	Instit’l
	Cap	Book	TBV	EPS	EPS	Ratio	Growth	Growth	Ownership	Ownership

	($m)	(%)	(%)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
Pinnacle	210.8	342.62	342.62	33.89	22.00	0.83	90.63	40.98	18.12	35.62
Comparable Company Average	152.3	186.87	207.45	18.24	15.08	1.51	41.58	19.41	14.47	13.37
      In addition, Hovde compared stock market valuation of Pinnacle with a second comparable company group consisting of the following United States publicly traded high growth banking institutions:

Company Name	Assets

($mm)
Amegy Bancorporation, Inc. (TX)	7,738.7
Wintrust Financial Corporation (IL)	7,769.0
East West Bancorp, Inc. (CA)	6,701.6
CVB Financial Corp. (CA)	4,811.9
Boston Private Financial Holdings, Inc. (MA)	3,528.3
PrivateBancorp, Inc. (IL)	3,202.1
CoBiz Inc. (CO)	1,791.4
Mercantile Bank Corporation (MI)	1,709.2
      Indications of such stock market valuation included closing stock market information as of September 27, 2005. Selected market information for Pinnacle and the group of comparable companies that was analyzed is provided below.

				Price/	Price/		03-04	04-05
	Mkt.	Price/	Price/	LTM	06	PEG	EPS	EPS	Inside	Instit’l
	Cap	Book	TBV	EPS	EPS	Ratio	Growth	Growth	Ownership	Ownership

	($m)	(%)	(%)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
Pinnacle	210.8	342.62	342.62	33.89	22.00	0.83	90.63	40.98	18.12	35.62
Comparable Company Average	980.1	271.14	374.55	20.20	17.02	1.24	30.07	20.49	14.45	54.85

      Analysis of Selected Mergers. As part of its analysis, Hovde reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2005, that involved target banks in the entire United States that had total assets between $200 million and $800 million (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 31 transactions:

Buyer	Seller

Investor group	LDF Incorporated (IL)
FNB Corp. (NC)	Integrity Financial Corp (NC)
First Community Bancorp (CA)	Cedars Bank (CA)
Security Bank Corp. (GA)	Rivoli Bancorp Inc. (GA)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
Liberty Bancshares Inc. (AR)	Russellville Bancshares Inc (AR)
BancorpSouth Inc. (MS)	American State Bank Corp. (AR)
New York Community Bancorp (NY)	Long Island Financial Corp. (NY)
Whitney Holding Corp. (LA)	First National Bancshares Inc. (FL)
Commerce Bancorp Inc. (NJ)	Palm Beach County Bank (FL)
BMO Financial Group ()	Edville Bankcorp Incorporated (IL)
ABC Bancorp (GA)	First National Banc Inc. (GA)
Capital Bank Corp. (NC)	1st State Bancorp Inc. (NC)
NBT Bancorp Inc. (NY)	CNB Bancorp Inc. (NY)
Western Illinois Bancshares ()	Midwest Bank of Western IL (IL)
FLAG Financial Corp. (GA)	First Capital Bancorp, Inc. (GA)
State National Bancshares Inc. (TX)	Heritage Financial Corporation (TX)
Texas United Bancshares Inc. (TX)	Gateway Holding Company Inc. (TX)
First Community Bancorp (CA)	First American Bank (CA)
Cullen/Frost Bankers Inc. (TX)	Horizon Capital Bank (TX)
PrivateBancorp Inc. (IL)	Bloomfield Hills Bancorp Inc. (MI)
NewAlliance Bancshares Inc. (CT)	Cornerstone Bancorp Inc. (CT)
MainSource Financial Group (IN)	Madison Bank & Trust Company (IN)
First Citizens Bancorp. (SC)	Summit Financial Corp. (SC)
First National Security Co. (AR)	First Community Banking Corp. (AR)
Pacific Capital Bancorp (CA)	First Bancshares Inc. (CA)
Princeton National Bancorp (IL)	Somonauk FSB Bancorp Inc. (IL)
Capital City Bank Group Inc. (FL)	First Alachua Banking Corp. (FL)
Home Bancshares Inc. (AR)	Marine Bancorp Inc. (FL)
Willow Grove Bncp Inc. (PA)	Chester Valley Bancorp Inc. (PA)
Fulton Financial Corp. (PA)	SVB Financial Services Inc. (NJ)

      Hovde then reviewed comparable mergers involving banks headquartered in Tennessee that have announced since January 1, 2004 (the “Tennessee Merger Group”). This Tennessee Merger Group consisted of the following 11 transactions:

Buyer	Seller

First Security Group Inc. (TN)	Jackson Bank & Trust (TN)
Bank of the South (TN)	Academy Bank (TN)
Investor group	BankTennessee (TN)
BancorpSouth Inc. (MS)	Premier Bancorp Inc. (TN)
Wilson Bank Holding Company (TN)	Dekalb Community Bank (TN)
Wilson Bank Holding Company (TN)	Community Bank of Smith County (TN)
FSB Bancshares Inc (TN)	Friendship Bancshares Inc. (TN)
SunTrust Banks Inc. (GA)	National Commerce Finl Corp. (TN)
FSB Bancshares Inc (TN)	American City Bancorp Inc. (TN)
Peoples Holding Co. (MS)	Renasant Bancshares Inc. (TN)
Regions Financial Corp. (AL)	Union Planters Corp. (TN)
      Hovde also reviewed comparable mergers involving banks headquartered in the Southeast United States (MS, AL, GA, FL, TN, SC, NC, VA and AR) announced since January 1, 2004, in which the total assets of the seller were between $200 million and $800 million (the “Southeastern Merger Group”). This Southeastern Merger Group consisted of the following 21 transactions:

Buyer	Seller

FNB Corp. (NC)	Integrity Financial Corp (NC)
Security Bank Corp. (GA)	Rivoli Bancorp Inc. (GA)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
Liberty Bancshares Inc. (AR)	Russellville Bancshares Inc (AR)
BancorpSouth Inc. (MS)	American State Bank Corp. (AR)
Whitney Holding Corp. (LA)	First National Bancshares Inc. (FL)
Commerce Bancorp Inc. (NJ)	Palm Beach County Bank (FL)
ABC Bancorp (GA)	First National Banc Inc. (GA)
Capital Bank Corp. (NC)	1st State Bancorp Inc. (NC)
FLAG Financial Corp. (GA)	First Capital Bancorp, Inc. (GA)
First Citizens Bancorp. (SC)	Summit Financial Corp. (SC)
First National Security Co. (AR)	First Community Banking Corp. (AR)
Capital City Bank Group Inc. (FL)	First Alachua Banking Corp. (FL)
Home Bancshares Inc. (AR)	Marine Bancorp Inc. (FL)
Seacoast Banking Corp. of FL (FL)	Century National Bank (FL)
Home Bancshares Inc. (AR)	TCBancorp Inc. (AR)
South Financial Group Inc. (SC)	Pointe Financial Corp. (FL)
Whitney Holding Corp. (LA)	Destin Bancshares Inc. (FL)
Peoples Holding Co. (MS)	Heritage Financial Hldg Corp (AL)
Capital City Bank Group Inc. (FL)	Farmers & Merchants Bank (GA)
Peoples Holding Co. (MS)	Renasant Bancshares Inc. (TN)
      Hovde calculated the medians and averages of the following relevant transaction ratios in the Nationwide Merger Group, the Tennessee Merger Group and the Southeastern Merger Group: the percentage of the offer value to the acquired company’s total assets; the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $174.8 million, or $23.83 per Cavalry diluted share. In calculating the multiples for the merger, Hovde used Cavalry’s earnings for the twelve months ended June 30, 2005, and Cavalry’s tangible book value per share, total assets, and total deposits as of June 30, 2005. The results of this analysis are as follows:

	Offer Value to
				Ratio of Tangible
			12 Months	Book Value
	Total	Tangible	Preceding	Premium to Core
	Assets	Book Value	Earnings	Deposits
	(%)	(x)	(x)	(%)

Cavalry Bancorp, Inc.	28.90	3.18	24.6	26.8

Nationwide Merger Group median	21.75	2.63	23.7	19.3
Nationwide Merger Group average	21.59	2.70	24.9	21.5

Tennessee Merger Group median	18.31	2.47	25.5	13.9
Tennessee Merger Group average	19.90	2.69	27.7	20.4

Southeastern Merger Group median	20.02	2.58	28.7	20.8
Southeastern Merger Group average	21.90	2.82	30.2	22.0
      Premium-to-Market Analysis. In addition, Hovde reviewed a group of comparable merger transactions involving publicly traded target banks or bank holding companies. The peer group included transactions which have occurred since January 1, 2005, that involved target banks or bank holding companies in the entire United States that had total assets between $200 million and $1 billion (the “Publicly-Traded Merger Group”). This Publicly-Traded Merger Group consisted of the following 16 transactions:

Buyer	Seller

FNB Corp. (NC)	Integrity Financial Corp (NC)
National Penn Bancshares Inc. (PA)	Nittany Financial Corp. (PA)
Synovus Financial Corp. (GA)	Riverside Bancshares Inc. (GA)
First State Bancorp. (NM)	Access Anytime Bancorp Inc. (NM)
MainSource Financial Group (IN)	Union Community Bancorp (IN)
New York Community Bancorp (NY)	Long Island Financial Corp. (NY)
Whitney Holding Corp. (LA)	First National Bancshares Inc. (FL)
Capital Bank Corp. (NC)	1st State Bancorp Inc. (NC)
NBT Bancorp Inc. (NY)	CNB Bancorp Inc. (NY)
FLAG Financial Corp. (GA)	First Capital Bancorp, Inc. (GA)
NewAlliance Bancshares Inc. (CT)	Cornerstone Bancorp Inc. (CT)
First Citizens Bancorp. (SC)	Summit Financial Corp. (SC)
Pacific Capital Bancorp (CA)	First Bancshares Inc. (CA)
Mercantile Bankshares Corp. (MD)	Community Bank of N. Virginia (VA)
Willow Grove Bncp Inc. (PA)	Chester Valley Bancorp Inc. (PA)
Fulton Financial Corp. (PA)	SVB Financial Services Inc. (NJ)
      Hovde calculated the medians and averages of the premium-to-market percentages of these transactions and compared them with the corresponding premium-to-market for the merger. The Publicly-Traded Merger Group yielded a premium-to-market average of 23.3% and median of 21.6%. The premium-to-market Cavalry is receiving is 22.2% based on Pinnacle’s September 26, 2005 stock price at closing.

      Financial Implications to Cavalry Shareholders. Hovde prepared an analysis of the financial implications of Pinnacle’s offer to a holder of Cavalry common stock. Hovde estimated the standalone and pro forma earnings per share, book value per share, tangible book value per share and dividends per share. These estimates were made for the years 2005, 2006, 2007, 2008 and 2009. The table below summarizes the accretion/dilution results for each of the years discussed above:

	Earnings Per Share

	2005	2006	2007	2008	2009

Cavalry Standalone	$1.07	$1.18	$1.35	$1.56	$1.79
Pro Forma	1.00	1.19	1.45	1.72	2.00
% Accretion — Dilution	(6.1)%	1.5%	7.4%	10.1%	11.5%

	Book Value Per Share

	2005	2006	2007	2008	2009

Cavalry Standalone	$8.23	$9.06	$10.02	$11.13	$12.40
Pro Forma	7.79	8.98	10.44	12.15	14.15
% Accretion — Dilution	(5.3)%	(0.8)%	4.2%	9.2%	14.1%

	Tangible Book Value Per Share

	2005	2006	2007	2008	2009

Cavalry Standalone	$7.96	$8.81	$9.78	$10.90	$12.19
Pro Forma	7.79	8.98	10.44	12.15	14.15
% Accretion — Dilution	(2.2)%	2.0%	6.7%	11.5%	16.1%

	Dividends Per Share

	2005	2006	2007	2008	2009

Cavalry Standalone	$0.31	$0.34	$0.39	$0.45	$0.52
Pro Forma	0.00	0.00	0.00	0.00	0.00
% Accretion — Dilution	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%
      Rate of Return Analysis. Hovde estimated the rates of returns for four different scenarios; Cavalry standalone, Cavalry affiliates in 5 years, Cavalry affiliates with Pinnacle, and Cavalry affiliates with Pinnacle and the pro forma company is acquired. For the standalone scenario (“Status Quo”) it is assumed that the Cavalry stock sells in the market on December 31, 2009 at 16.75x EPS and the current Cavalry P/ E is based on the 2006 estimate. The Status Quo scenario yielded an annual return of investment of 13.68%. For the second scenario (“Affiliation in 5 Years”) it is assumed that Cavalry affiliates with a merger partner on December 31, 2009 at 20x EPS, which yielded an annual return of investment of 18.63%. The third scenario (“Affiliation Today”) assumes Cavalry affiliates with Pinnacle in 2005 and the pro forma stock sells in the market on December 31, 2009 at 22.25x EPS with the current Pinnacle P/ E based on the 2006 estimate. The Affiliation Today scenario yielded an annual return of investment of 22.88%. The fourth scenario (“Double Dip”) assumed Cavalry affiliates with Pinnacle in 2005 and the pro forma company is acquired on December 31, 2009 at 25x EPS. The Double Dip scenario yielded an annual return of investment of 26.51%.
      Contribution Analysis. Hovde prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and tangible equity at June 30, 2005 for Cavalry and for Pinnacle, the market capitalization at September 26, 2005, as well the estimated fiscal year 2005 earnings, estimated fiscal year 2006 earnings and estimated fiscal year 2007 earnings that would be contributed to the combined company on a pro-forma basis by Cavalry and Pinnacle. This analysis indicated that holders of Cavalry common stock would own approximately 43.2% of the pro forma common shares outstanding of Pinnacle, assuming an exchange ratio of 0.95, while contributing an average of 44.3% of the financial components listed above.

Cavalry
Contribution
To Pinnacle

Total assets	40.9%
Total net loans	44.8%
Total deposits	43.9%
Total tangible equity	47.2%
Market Capitalization	40.0%
Net income — estimated fiscal year 2005	49.7%
Net income — estimated fiscal year 2006	45.4%
Net income — estimated fiscal year 2007	42.4%

Average Cavalry Contribution Percentage	44.3%
Actual Cavalry Pro Forma Ownership	43.2%
      Discounted Cash Flow Analysis. Hovde estimated the present value of all shares of Cavalry common stock by estimating the value of Cavalry’s estimated future earnings stream beginning in 2006. Reflecting Cavalry’s internal projections, Hovde assumed net income in 2006, 2007, 2008, 2009, and 2010 of $8.6 million, $9.9 million, $11.4 million, $13.1 million, and $15.1 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 13.0%, 14.0%, 15.0%, 16.0%, and 17.0%, respectively. In order to derive the terminal value of Cavalry’s earnings stream beyond 2010, Hovde assumed a terminal value based on a multiple of between 18.0x and 22.0x applied to free cash flows in 2010. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Cavalry common stock. This analysis and its underlying assumptions yielded a range of values for each diluted share of Cavalry stock of approximately $18.41 per diluted share (at a 17.0% discount rate and a 18.0x terminal multiple) to $26.16 per diluted share (at a 13.0% discount rate and a 22.0x terminal multiple) with a midpoint of $22.01 per diluted share (using a 15.0% discount rate and a 20.0x terminal multiple), compared to total merger consideration of $174.8 million.
      Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to the shareholders of Cavalry.

THE MERGER AGREEMENT
      The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Appendix A to this joint proxy statement/ prospectus and incorporated herein by reference. All shareholders of Pinnacle and Cavalry are urged to read the merger agreement carefully and in its entirety.
General
      Under the merger agreement, Cavalry will merge with and into Pinnacle with Pinnacle continuing as the surviving company.
Merger Consideration
      The merger agreement provides that, at the effective time of the merger, each share of Cavalry common stock issued and outstanding immediately prior to the effective time of the merger, but excluding shares of Cavalry common stock owned by Pinnacle or Cavalry (other than those shares held in a fiduciary or representative capacity), will be converted into 0.95 shares of Pinnacle common stock. Based upon the 7,217,565 shares of Cavalry common stock and options to purchase 205,842 shares of Cavalry common stock outstanding as of September 30, 2005, Pinnacle would issue up to 6,856,687 shares of Pinnacle common stock and grant options to purchase another 195,550 shares of Pinnacle common stock.
Treatment of Options
      Each outstanding option to acquire Cavalry common stock granted under Cavalry’s stock option and incentive plans will be converted automatically at the effective time of the merger into an option to purchase Pinnacle common stock and will continue to be governed by the terms of the Cavalry stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of Pinnacle common stock subject to the new Pinnacle stock option will be equal to the product of the number of shares of Cavalry common stock subject to the Cavalry stock option and the Exchange Ratio (determined as described immediately above under the heading “— Merger Consideration”), rounded to the nearest whole share; and

•	the exercise price per share of Pinnacle common stock subject to the new Pinnacle stock option will be equal to the exercise price per share of Cavalry common stock under the Cavalry stock option divided by the Exchange Ratio, rounded to the nearest cent.
      In any event, stock options that are intended to be incentive stock options under the Code will be adjusted in the manner prescribed by the Code.
Exchange of Certificates in the Merger
      Before the effective time of the merger, Pinnacle will appoint an exchange agent to handle the exchange of Cavalry stock certificates for shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) and the payment of cash for fractional shares. Promptly after the effective time of the merger, the exchange agent will send a letter of transmittal, which is to be used to exchange Cavalry stock certificates for shares of Pinnacle common stock, to each former Cavalry shareholder who holds one or more stock certificates. The letter of transmittal will contain instructions explaining the procedure for surrendering Cavalry stock certificates. You should not return certificates with the enclosed proxy card.
      Cavalry shareholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by such holder) into which the shares of Cavalry common stock were converted in the merger. After the effective date of the merger, each certificate that previously represented shares of Cavalry common stock will only represent the right to receive the shares of Pinnacle common stock (and cash in lieu of fractions thereof) into which those shares of Cavalry common stock have been converted.
      If a certificate for Cavalry common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.
      Pinnacle shareholders do not need to exchange their stock certificates.
Fractional Shares
      No fractional shares of Pinnacle common stock will be issued in the merger. Instead, the exchange agent will pay each of those shareholders who would have otherwise been entitled to a fractional share of Pinnacle common stock an amount in cash determined by multiplying the fractional share interest by the average closing price of Pinnacle’s common stock for the five trading days preceding the effective date of the merger.
Dividends and Distributions
      Until Cavalry common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Pinnacle common stock into which shares of Cavalry common stock may have been converted will accrue but will not be paid. Pinnacle will pay to former Cavalry shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their Cavalry stock certificates. After the effective time of the merger, there will be no transfers on the stock transfer books of Cavalry of any shares of Cavalry common stock. Cavalry stock at that time will cease to be listed or traded on the Nasdaq National Market and will be deregistered under the Exchange Act. If certificates representing shares of Cavalry common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Cavalry common stock represented by that certificate have been converted.
Withholding
      The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Cavalry shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.
Effective Time
      The merger will be completed when we file articles of merger with the Secretary of State of the State of Tennessee. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger. While we anticipate that the merger will be completed during the first quarter of 2006, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Pinnacle and Cavalry will obtain the required approvals or complete the merger. If the merger is not completed on or before March 31, 2006, either Pinnacle or Cavalry may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. See “— Conditions to the Completion of the Merger” immediately below.

Conditions to the Completion of the Merger
      Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.
      The respective obligations of Pinnacle and Cavalry to complete the merger are subject to the following conditions:

•	approval of the merger agreement by Cavalry’s shareholders;

•	approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger by Pinnacle’s shareholders;

•	approval by The Nasdaq Stock Market of listing of the shares of Pinnacle common stock to be issued in the merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	effectiveness of the registration statement, of which this joint proxy statement/ prospectus constitutes a part, for the Pinnacle shares to be issued in the merger;

•	absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

•	the receipt by each party of an opinion of counsel, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Code and that no tax gain or loss will be recognized by Pinnacle, Cavalry or Cavalry shareholders (except for any income tax consequences to Cavalry shareholders arising in connection with cash payments for fractional shares);

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits or makes illegal completion of the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement, except, in the case of most of such representations and warranties, where the failure to be accurate would not be reasonably likely to have a material adverse effect on the party making the representations and warranties (see “— Representations and Warranties” immediately below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	M. Terry Turner shall continue to be president and chief executive officer of Pinnacle National Bank;

•	Pinnacle National Bank and Cavalry Banking shall have received all required regulatory approvals and shareholder and other approvals necessary to be merged; and

•	there are no Cavalry regulatory agreements in effect that would have a material adverse effect on Pinnacle after the merger.
Representations and Warranties
      Each of Cavalry and Pinnacle has made representations and warranties to the other in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	governmental and third party consents necessary to complete the merger;

•	SEC, banking and other regulatory filings;

•	financial statements;

•	fees payable to financial advisors in connection with the merger;

•	absence of material adverse changes;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee matters;

•	compliance with laws;

•	contracts;

•	agreements with regulatory agencies;

•	interest rate risk management instruments;

•	undisclosed liabilities;

•	insurance coverage;

•	environmental matters;

•	state takeover laws;

•	tax treatment as a reorganization;

•	accuracy of information to be included in SEC filings and proxy statements;

•	disclosure of internal controls and procedures; and

•	receipt of fairness opinions.
      Most of the representations and warranties of the parties will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or is reasonably likely to have a material adverse effect on (i) the business, results of operations or financial condition of the party making the representations and warranties taken as a whole or financial cost to Pinnacle after the merger of at least $500,000, or (ii) on the ability of the party to timely complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in banking or similar laws, rules or regulations of general applicability or their interpretations by courts or governmental authorities; (2) changes in generally accepted accounting principles, regulatory accounting principles or interpretations of those principles, in each case which affects banks or their holding companies generally; (3) changes that arise out of the merger agreement (including the announcement of the merger) or in compliance with the terms and conditions of the merger agreement; (4) events, conditions or trends in economic, business or financial conditions affecting banks or their holding companies generally (including variations in interest rates); (5) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (except to the extent that any such change affects the party in a disproportionate manner); or (6) change in the stock price or trading volume of the party.

Conduct of Business Pending the Merger
      Each of the parties has agreed, during the period from the date of the merger agreement to the completion of the merger, to use its reasonable best efforts to:

•	conduct its business in the ordinary course;

•	preserve its business organization, employees, and business relationships;

•	retain the services of its key officers and key employees; and

•	take no action to adversely affect or delay obtaining regulatory approval of the merger, performing the covenants under the merger agreement, or consummating the merger.
      In addition, each of Pinnacle and Cavalry has agreed that it will not, and will not permit any of its subsidiaries to, without the prior written consent of the other party,

•	adjust, split, combine or reclassify any shares of the party’s capital stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of the party’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (1) with respect to Cavalry only, for regular quarterly cash dividends declared in 2005 at a rate not in excess of $0.08 per share of Cavalry common stock and payable in 2005, (2) dividends paid by or to any of the subsidiaries of the parties, and (3) the acceptance of shares of the party’s common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options, in accordance with past practice and the terms of the applicable award agreements); (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of the party’s capital stock; or (iv) issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement or issued thereafter if permitted;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to the parties and their subsidiaries, taken as a whole, to any individual, corporation or other entity other than a subsidiary (or with respect to Cavalry only, cancel, release or assign any indebtedness that is material to Cavalry and its subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to Cavalry and its subsidiaries, taken as a whole, in each case) other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement or as otherwise consented to between the parties;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action or fail to take any action that is intended or may reasonably be expected to result in any of the party’s representations and warranties being or becoming untrue in any material respect, or in any conditions to the merger not being satisfied;

•	change its methods of tax and financial accounting, subject to limited exceptions;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the preceding bullet points.

      Cavalry has agreed that it will not, without the prior written consent of Pinnacle or as otherwise previously agreed or specified in the merger agreement:

•	other than in the ordinary course of business consistent with past practice: (i) incur any indebtedness for borrowed money, or (ii) assume guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	except for normal increases made in the ordinary course of business consistent with past practice, or as required by applicable law or an existing agreement, increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee, or director of Cavalry;

•	pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law;

•	pay any bonus;

•	become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than as required by applicable law or an existing agreement;

•	except as required under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Cavalry stock options;

•	enter into any material new line of business or make any material change in its lending, investment, underwriting, risk and asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental entity;

•	make capital expenditures other than in the ordinary course of business consistent with past practice;

•	amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than Pinnacle) or any action taken by any such person or entity from any takeover statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

•	settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice.
      Pinnacle has agreed that it will not, without the prior written consent of Cavalry or as otherwise previously agreed:

•	acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division, or acquire any assets which would be material to the party, other than an acquisition if it would not reasonably be expected to have a material adverse effect on Pinnacle or materially delay completion of the merger, or in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

•	amend its charter, except to authorize additional common shares, or bylaws; or

•	permit any director of Pinnacle to sell any shares of common stock, except for transfers to affiliated parties of such directors or gifts without consideration (a similar agreement has been made by the directors of Cavalry with respect to Cavalry common stock through the execution of affiliate agreements (see “PROPOSAL #1 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC.: THE PROPOSED MERGER — Restrictions on Resales by Affiliates” above)).

Reasonable Best Effort to Obtain Required Shareholder Vote
      Each of Cavalry and Pinnacle will take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this joint proxy statement/ prospectus is part becomes effective for the purpose of voting upon , in the case of Cavalry shareholders, the approval of the merger agreement and, in the case of Pinnacle shareholders, the approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger. Each of Cavalry and Pinnacle will, through its respective board of directors, use its reasonable best efforts to obtain the approval of its respective shareholders in respect of the foregoing. Nothing in the merger agreement is intended to relieve the parties of their respective obligations to hold a meeting of their shareholders to obtain the approval required to complete the merger.
No Solicitation of Alternative Transactions
      The merger agreement provides, subject to limited exceptions described below, that Cavalry and its subsidiaries will not authorize its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to (1) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions or negotiations regarding any acquisition proposal or (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal.
      For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of Cavalry or any of its significant subsidiaries, (2) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of Cavalry or any of its significant subsidiaries, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 10% or more of the voting power of Cavalry, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cavalry or any of its subsidiaries, other than transactions contemplated by the merger agreement.
      The merger agreement permits Cavalry to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that Cavalry may receive. In addition, if Cavalry receives an unsolicited bona fide written acquisition proposal, Cavalry may engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if:

•	the board of directors of Cavalry receives the acquisition proposal prior to Cavalry’s shareholders meeting;

•	the board of directors of Cavalry, after consultation with outside legal counsel, reasonably determines in good faith that the failure to engage in those discussions or provide information would cause it to violate its fiduciary duties under applicable law;

•	the board of directors of Cavalry concludes in good faith that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below);

•	Cavalry enters into a confidentiality agreement with the person making the inquiry or proposal having terms that are no less restrictive to that person than those in the confidentiality agreement between Pinnacle and Cavalry; and

•	Cavalry notifies Pinnacle promptly, and in any event within 24 hours of Cavalry’s receipt of any acquisition proposal or any request for nonpublic information relating to Cavalry by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, the material terms and conditions of any inquiries, proposals or offers, and updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.
      For purposes of the merger agreement, the term “superior proposal” refers to a bona fide written acquisition proposal which the board of directors of Cavalry concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (1) is more favorable to the shareholders of Cavalry from a financial point of view, than the transactions contemplated by the merger agreement with Pinnacle and (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “superior proposal,” all reference to “10% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “a majority” and “acquisition proposal” will only be deemed to refer to a transaction involving Cavalry.
Termination of the Merger Agreement
      General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger agreement by Cavalry shareholders and approval of the merger agreement and the issuance of Pinnacle common stock in connection with the merger by Pinnacle shareholders, in any of the following ways:

•	by mutual consent of Pinnacle and Cavalry;

•	by either Pinnacle or Cavalry, if any request or application for a required regulatory approval is denied by the governmental entity which must grant such approval and such denial has become final and non-appealable, or a governmental entity has issued an order decree, or ruling to permanently prohibit the merger and such prohibition has become final and non-appealable, except that no party may so terminate the merger agreement if the denial is a result of the failure of such party to the merger agreement;

•	by either Pinnacle or Cavalry, if any governmental entity of competent jurisdiction has issued a final non-appealable order enjoining or otherwise prohibiting the merger;

•	by either Pinnacle or Cavalry, if the merger is not completed on or before March 31, 2006, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to comply with the merger agreement;

•	by either Pinnacle or Cavalry, if any approval of the shareholders of Pinnacle or Cavalry required for completion of the merger has not been obtained upon a vote taken at a duly held meeting of shareholders or at any adjournment or postponement thereof provided the party seeking to terminate the merger agreement has complied with the requirements in the merger agreement to call a meeting of shareholders and recommend approval of the merger agreement;

•	by either Pinnacle or Cavalry, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants, agreements, representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations or breaches of representations or warranties described under “— Conditions to the Completion of the Merger” above;

•	by either Pinnacle or Cavalry, if (1) the board of directors of the other does not publicly recommend that its shareholders either approve the merger agreement, (2) after recommending that such shareholders approve the merger agreement, such board of directors has withdrawn, modified or amended such recommendation in any manner adverse to the other party, or (3) the other party materially breaches its obligations under the merger by reason of a failure to call a meeting of its shareholders or a failure to prepare and mail to its shareholders this document; or

•	by Pinnacle, if the board of directors of Cavalry authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose an acquisition proposal with any person other than Pinnacle.
      Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Pinnacle or Cavalry or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement; and

•	designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described above, will survive the termination.
      The parties to the merger agreement have agreed that damages for the willful breach of the merger agreement shall be assessed and paid in the amount of $2.5 million by the breaching party to the non-breaching party. In other words, either party may breach willfully the merger agreement and terminate the merger upon payment of $2.5 million to the other party (except for Cavalry’s obligation to pay an additional termination fee in certain circumstances).
      Termination Fees. The merger agreement provides that Cavalry may be required to pay a termination fee to Pinnacle of up to $5.0 million in the following circumstances:

•	If Pinnacle terminates the merger agreement because Cavalry authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose an Acquisition Transaction (as defined below) with any person other than Pinnacle or Cavalry must pay the full termination fee on the business day following the termination.

•	If (1) the merger agreement is terminated by either party because the required shareholder vote of Cavalry was not obtained at Cavalry’s shareholders meeting and (2) a bona fide acquisition transaction with respect to Cavalry was publicly announced or otherwise communicated to the board of directors of Cavalry before its shareholders meeting, which we refer to as a public proposal, that has not been withdrawn, then Cavalry will owe Pinnacle one-third of the termination fee. If, within 12 months after this termination of the merger agreement, Cavalry enters into any definitive agreement with respect to, or consummates, any acquisition transaction, the remaining two-thirds of the termination fee will become payable to Pinnacle.

•	If (1) the merger agreement is terminated by either party because the merger has not been completed by March 31, 2006, or by Pinnacle because of a material breach by Cavalry that causes a condition to the merger to not be satisfied, (2) a public proposal with respect to an acquisition transaction involving Cavalry was made and not withdrawn before the merger agreement was terminated and (3) after the announcement of the public proposal, Cavalry intentionally breached any of its representations, warranties, covenants or agreements and the breach materially contributed to the failure of the merger to become effective, then Cavalry will owe Pinnacle one-third of the termination fee. If, within 12 months after this termination of the merger agreement, Cavalry enters into any definitive agreement with respect to, or consummates, any acquisition transaction, the remaining two-thirds of the termination fee will become payable to Pinnacle.

“Acquisition Transaction” means:

•	the direct or indirect acquisition, purchase or assumption of all or a substantial portion of the assets or deposits of Cavalry;

•	the acquisition by any person of direct or indirect beneficial ownership of 20% or more of the outstanding shares of voting stock of Cavalry; or

•	a merger, consolidation, business combination, liquidation, dissolution or similar transaction involving Cavalry, other than a merger, business combination or similar transaction of Cavalry if (1) the shareholders of Cavalry immediately before the transaction own at least 60% of the voting stock of the entity surviving the transaction (or the parent of the surviving entity) immediately following the transaction and (2) as a result of the transaction no person or group owns or controls 20% or more of the voting stock of the surviving entity (or parent of the surviving entity) immediately following the transaction.
      The purpose of the termination fee is to encourage the commitment of Cavalry to the merger, and to compensate Pinnacle if Cavalry engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with Cavalry prior to completion of the merger, and could cause Cavalry to reject any acquisition proposal from a third party which does not take into account the termination fee.
Extension, Waiver and Amendment of the Merger Agreement
      Extension and Waiver. At any time prior to the completion of the merger, each of Pinnacle and Cavalry may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.
      Amendment. Subject to compliance with applicable law, Pinnacle and Cavalry may amend the merger agreement at any time before or after approval of the merger agreement by Cavalry and Pinnacle shareholders. However, after any approval of the merger agreement by Cavalry and Pinnacle shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Cavalry shareholders.
Employee Benefit Plans and Existing Agreements
      Employee Benefit Plans. The merger agreement provides that following the effective time of the merger, to the extent permissible under the terms of the Pinnacle employee benefit plans, the employees of Cavalry and its subsidiaries generally shall be eligible to participate in Pinnacle’s employee benefit plans in which similarly situated employees of Pinnacle or its subsidiaries participate, to the same extent as similarly situated employees of Pinnacle or its subsidiaries. For purposes of determining an employee’s eligibility to participate in certain plans and entitlement to benefits thereunder, Pinnacle will give full credit for the service a continuing employee had with Cavalry prior to the merger, except that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Pinnacle employee benefit plan shall waive pre-existing condition limitations to the same extent waived under the applicable Cavalry employee benefit plan. Cavalry employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Pinnacle employee benefit plans.
      Pinnacle is obligated under the merger agreement to honor all Cavalry employee benefit plans, employment, severance, change of control and other compensation agreements and arrangements between Cavalry and its employees, and all accrued and vested benefit obligations, including the SERP Plan existing prior to the execution of the merger agreement which are between Cavalry or any of its subsidiaries and any current or former director, officer, employee or consultant of Cavalry. Pinnacle agrees that the merger shall constitute a “Change of Control” or “Change in Control” as defined in such agreements and further agrees that any subsequent voluntary termination by those employees subject to certain Cavalry severance agreements of his or her employment within twelve (12) months of the effective date of the merger shall automatically obligate Pinnacle to make payment of obligations under any such agreements. See “PROPOSAL #1 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC.: THE PROPOSED MERGER — Interests of Certain Cavalry Executive Officers and Directors in the Merger” above for a more detailed description of some of these payments.
      From and after the effective date of the merger, Pinnacle will, and will cause any applicable subsidiary thereof or employee benefit plan, to provide or pay when due to Cavalry’s employees as of the effective date of the merger all benefits and compensation pursuant to Cavalry’s employee benefit plans, programs and arrangements in effect on the date of the merger agreement earned or accrued through, and to which such individuals are entitled as of the effective date of the merger (or such later time as such employee benefit plans as in effect at the effective date of the merger are terminated or canceled by Pinnacle) subject to compliance with the terms of the merger agreement, including, without limitation, any amounts accrued for the benefit of the employees of the Cavalry as of the effective date of the merger, payable pursuant to Cavalry’s and its subsidiaries cash bonus plan based on return on equity, which amount Pinnacle agrees to pay within ten (10) days following the effective date of the merger.
Stock Exchange Listing; Delisting of Cavalry Common Stock
      Pinnacle common stock is quoted on the Nasdaq National Market. Pinnacle has agreed to use its reasonable best efforts to cause the shares of Pinnacle common stock to be issued in the merger to be quoted on the Nasdaq National Market. It is a condition to completion of the merger that those shares be quoted on the Nasdaq National Market, subject to official notice of issuance. If the merger is completed, Cavalry common stock will cease to be quoted on the Nasdaq National Market and its shares will be deregistered under the Exchange Act.
Expenses
      The merger agreement provides that each of Pinnacle and Cavalry will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Pinnacle and Cavalry will share equally the costs and expenses of printing and mailing this joint proxy statement/ prospectus to the shareholders of Cavalry and Pinnacle, and all filing and other fees paid to the SEC in connection with the merger and the other transactions contemplated by the merger agreement.

DESCRIPTION OF PINNACLE CAPITAL STOCK
General
      The authorized capital stock of Pinnacle consists of 40 million shares of common stock, par value $1.00 per share, and 10 million shares of Pinnacle preferred stock, no par value. As of the record date, 8,424,205 shares of Pinnacle common stock were outstanding, and no shares of Pinnacle preferred stock were outstanding. The preferred stock may be issued in one or more series with such terms and at such times and for such consideration as the Pinnacle board of directors determines. As of the date hereof, 6,856,687 shares of Pinnacle common stock were reserved for issuance to Cavalry shareholders in accordance with the merger agreement and 195,550 shares of Pinnacle common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans.
      The following summary of the terms of the capital stock of Pinnacle is not intended to be complete and is subject in all respects to the applicable provisions of the TBCA, and is qualified by reference to the charter and bylaws of Pinnacle. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
Common Stock
      The outstanding shares of Pinnacle common stock are fully paid and nonassessable. Holders of Pinnacle common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.
      Subject to the preferences applicable to any shares of Pinnacle preferred stock outstanding at the time, holders of Pinnacle common stock are entitled to dividends when and as declared by the Pinnacle board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.
Preferred Stock
      No shares of preferred stock are outstanding. The board of directors of Pinnacle may, without further action by the shareholders of Pinnacle, issue one or more series of Pinnacle preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.
Anti-Takeover Provisions
      Pinnacle’s charter and bylaws provide that the Pinnacle board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three-year terms, so that approximately one-third of the directors of Pinnacle are elected at each annual meeting of the shareholders. In addition, Pinnacle’s bylaws provide that the power to fill vacancies is vested in the Pinnacle board of directors. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of Pinnacle through an increase in the number of directors on the Pinnacle board of directors and the election of designated nominees to fill newly created vacancies.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS
      Both Pinnacle and Cavalry are incorporated under the laws of the State of Tennessee. The holders of shares of Cavalry common stock whose rights as shareholders are currently governed by Tennessee law, the charter of Cavalry and the bylaws of Cavalry, will, upon the exchange of their shares of Cavalry common stock for shares of Pinnacle common stock at the effective time pursuant to the merger, become holders of Pinnacle common stock and their rights as such will be governed by Tennessee law, the Pinnacle charter and the Pinnacle bylaws. The material differences between the rights of holders of shares of Cavalry common stock and Pinnacle common stock, which result from differences in their governing corporate documents, are summarized below.
      The following summary is not intended to be complete and is qualified in its entirety by reference to the TBCA, the Pinnacle charter, the Pinnacle bylaws, the Cavalry charter and the Cavalry bylaws, as appropriate. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. Copies of the Pinnacle charter, the Pinnacle bylaws, the Cavalry charter and the Cavalry bylaws are available upon request. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” on page 91.
Summary of Material Differences Between the
Rights of Pinnacle Shareholders and the Rights of Cavalry Shareholders

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

Description of Common Stock:	Pinnacle is authorized to issue 40,000,000 shares of common stock, par value $1.00 per share.	Cavalry is authorized to issue 49,750,000 shares of common stock, with no par value.

Description of Preferred Stock:	Pinnacle’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock with no par value.	Cavalry’s charter authorizes the board of directors to issue 250,000 shares of preferred stock with no par value.

Special Meeting of Shareholders:	Under the TBCA, the board of directors, any person authorized by the charter or bylaws, or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.	Under the TBCA, the board of directors, any person authorized by the charter or bylaws, or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

	Pinnacle’s bylaws allow for special meetings of the shareholders to be called at any time by its board of directors, its president, or by the holders of at least 25% of votes entitled to be cast at any special meeting, upon the delivery of a written request to its secretary. The request must describe the purpose(s) for the meeting. Special meetings shall be held at such a time and place and on such date as shall be specified in the notice of the meeting.	Special meetings of shareholders may be called at any time, but only by the board of directors or a committee of the board of directors that has been duly designated by the board of directors. The board of directors shall call a meeting if holders of at least a majority of all of the outstanding shares of Cavalry entitled to vote on any issue proposed to be considered at the proposed special meeting sign, date and deliver to Cavalry’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The record date for the determination of shareholders entitled to make a meeting demand shall be established by the board of

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

directors within a reasonable time of receiving such request.

Shareholder Rights Plan:	Pinnacle does not have a shareholder rights plan as a part of its charter, bylaws, or by separate agreement.	Cavalry has an anti-takeover provision contained in its charter. Article XII of the charter provides that should any person, as defined by the charter (which can include a group acting in concert), obtain beneficial ownership of 10% of any class of equity security of Cavalry without the prior approval by a two-thirds vote of the continuing directors, then such stock beneficially owned by that acquiring person shall only be entitled to cast one-hundredth (1/100th) of a vote.

The board of directors or officers of Cavalry will not be deemed to be a group or person as defined in the charter simply by operation of the fact that they are officers and directors.

Control Share Acquisitions:	The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth or more, or a majority of all voting power (to the extent such acquired shares cause such person to exceed one-fifth or one-third of all voting power) in the election of Pinnacle’s directors. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of Pinnacle’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of Pinnacle’s directors, then Pinnacle’s other shareholders may require Pinnacle to redeem their shares at fair value.	Same as Pinnacle

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

“opting in” to the Control Share Acquisition Act.

Investor Protection Act:	The Tennessee Investor Protection Act (“TIPA”) provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Tennessee Commissioner of Commerce and Insurance (the “Commissioner”) and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.	Same as Pinnacle

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency and does not apply to any offer involving a vote by holders of equity securities of the offeree company.

Business Combinations Involving Interested Shareholders:	The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by2/3 of the other shareholders.	Cavalry is also subject to the Tennessee Business Combination Act. Additionally, Cavalry’s charter provides that at least 80% of the shares entitled to vote and a majority of those shares not owned by a related person, as defined in the charter, must approve any business combination with a related person.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle stock.

Pinnacle’s charter does not have special requirements for transactions with interested parties; however, all business combinations, as defined above, must be approved by two thirds (2/3) of the directors and a majority of the shares entitled to vote or a majority of the

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

directors and two thirds (2/3) of the shares entitled to vote.

Greenmail Act:	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.	Same as Pinnacle

Election and Size of Board of Directors:	The board of directors must not consist of less than five (5) nor more than twenty-five (25) members. The number may be fixed or changed from time to time, by the affirmative vote of two-thirds of the issued and outstanding shares of the corporation entitled to vote in an election of directors, or by the affirmative vote of two-thirds of all directors then in office.	The number of directors of the Cavalry must not be fewer than five or more than fifteen (exclusive of directors, if any, to be elected by holders of preferred stock of the Cavalry, voting separately as a class). No action may be taken to decrease or increase the number of directors unless at least two- thirds of the directors then in office concurs in said action.

	The board of directors is divided into three (3) classes, Class I, Class II and Class III, which are nearly equal in number as possible. Each Class of director serves a three (3) year term. No person over the age of seventy (70) is eligible for election.	The board of directors of Cavalry is divided into three classes as nearly equal in number as possible. The classes are designated Class I, Class II and Class III. Each director is elected for a term of three (3) years.

	Presently, Pinnacle’s board of directors consists of 10 members. After the merger, Pinnacle’s board of directors will have 13 members.	A director whose term expires at any annual meeting continues to serve until such time as his successor shall have been duly elected and shall have qualified unless his position on the board of directors has been abolished.

No decrease in the number of directors has the effect of shortening the term of any incumbent director.

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

Presently, Cavalry’s board of directors consists of 8 members.

Vacancies on the Board of Directors:	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

	Pinnacle’s bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors. Such appointment by the directors shall continue until the expiration of the term of the director whose place has become vacant, or, in the case of an increase in the number of directors, until the next meeting of the shareholders.	Cavalry’s bylaws provide vacancies in the board of directors, however caused, and newly created directorships are filled only by a vote of at least two- thirds (2/3) of the directors then in office, whether or not a quorum, and any director so chosen holds office for a term expiring at the next meeting of shareholders at which directors are elected.

Removal of Directors:	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

	Pinnacle’s bylaws provide that a director may be removed with cause by a majority of the shares entitled to vote or upon the affirmative vote of 2/3 of all directors then in office or without cause by a vote of two-thirds (2/3) of the shares entitled to vote.	Cavalry’s charter provides that a director may be removed by shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock and at a meeting called for such purpose.

Indemnification:	The Pinnacle bylaws provide that Pinnacle shall have the power to indemnify any director or officer of the corporation to the fullest extent permitted by the TBCA as it exists on the date the bylaws were adopted or as it may be hereafter amended. Pinnacle may also indemnify and advance expenses to any employee or agent of Pinnacle who is not a director or officer to the same extent as to a director or officer if the board of directors determines that to do so is in the best interests of Pinnacle.	Same as Pinnacle, except changes to this provision are prospective.

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

Personal Liability of Directors:	Pinnacle’s charter provides that, to the fullest extent permitted by the TBCA, a director of Pinnacle shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

	The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or 3) under Sec. 48-18-304 of the TBCA (with respect to the unlawful payment of dividends), as the same exists or hereafter may be amended.	Same as Pinnacle. Additionally, any modification to this provision requires an affirmative vote of either two-thirds (2/3) of the directors in office or two- thirds (2/3) of the shares entitled to vote. All modifications to this provision are prospective.

Dissenters’ Rights:	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Pinnacle common stock, that are registered on a national securities exchange or quoted on a national market security system.	Same as Pinnacle

Votes on Extraordinary Corporate Transactions:	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

	Pinnacle’s charter requires that all extraordinary corporate transactions must be approved by two thirds (2/3) of the directors and a majority of the shares entitled to vote or a majority of	Cavalry’s charter provides that at least 80% of the shares entitled to vote and a majority of those shares not owned by a related person, as defined in the charter, must approve any extraordinary

	Pinnacle Shareholder Rights	Cavalry Shareholder Rights

	the directors and two thirds (2/3) of the shares entitled to vote.	corporate transaction. However, such supermajority provision is not applicable to the merger with Pinnacle because it was approved by more than two-thirds of Cavalry’s directors in accordance with Cavalry’s charter.

Consideration of Other Constituencies:	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.	Same as Pinnacle

Pinnacle’s charter discusses the criteria used for evaluating a business combination and thus opts into the protections provided by Tennessee Business Combination Act.

Amendment of Charter:	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

	Pinnacle’s charter contains no other specific provisions.	In addition, the provisions set forth in Articles VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XVII and XVIII of Cavalry’s charter may only be modified

Pinnacle Shareholder Rights	Cavalry Shareholder Rights

by an affirmative vote of eighty (80) percent of the shares entitled to vote. The vote must take place at a shareholders meeting called for that purpose.
However, these provisions may be changed by a simple majority of shares entitled to vote if the modification is first approved by a majority of the continuing directors.

Amendment of Bylaws:	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Pinnacle’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

Pinnacle’s bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors. If such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision modified by them may not be modified by the board.

Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Cavalry’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

Cavalry’s bylaws may be modified by the shareholders of Cavalry by vote of at least 80% of the outstanding shares of capital stock of Cavalry entitled to vote generally in the election of directors cast at a meeting of the shareholders called for that purpose.

The directors may modify the bylaws, except the provision requiring 80% shareholder approval, by a majority vote of the directors currently then serving on the board.

ABOUT PINNACLE FINANCIAL PARTNERS, INC.
      Pinnacle, a bank holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000 to organize and serve as the holding company for Pinnacle National Bank, a national bank chartered under the laws of the United States. Pinnacle National Bank commenced its banking operations on October 27, 2000 and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses. Pinnacle owns 100% of the capital stock of Pinnacle National Bank.
      Pinnacle National Bank’s primary service area, which comprises the Nashville MSA, includes Davidson County and thirteen surrounding counties; in particular, market efforts are concentrated in Davidson, Williamson, Sumner and Rutherford counties. This MSA represents a geographic area that covers approximately 4,000 square miles and a population in excess of 1.3 million people.
      Pinnacle National Bank has established a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. Pinnacle National Bank’s deposits are insured by the Federal Deposit Insurance Corporation to the maximum extent provided by law. Pinnacle National Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small to medium-sized businesses. Additionally, Pinnacle National Bank is associated with a nationwide network of automated teller machines of other financial institutions that may be used throughout Tennessee and other regions.
      Pinnacle National Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities.
      Pinnacle National Bank also contracts with Raymond James Financial Service, Inc. (“RJFS”), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from Pinnacle National Bank’s locations through Pinnacle National Bank employees who also are RJFS employees. Pinnacle National Bank’s suite of investment products offered through RJFS from Pinnacle National Bank’s offices include:

• Mutual Funds	• Fixed Annuities
• Variable Annuities	• Stocks
• Money Market Instruments	• Financial Planning
• Treasury Securities	• Asset Management Accounts
• Bonds	• Listed Option
      Other affiliate companies of Pinnacle include PFP Title Company, a wholly-owned subsidiary of Pinnacle National Bank. PFP Title Company sells title insurance policies to Pinnacle National Bank customers and others. PNFP Holdings, Inc. is a wholly-owned subsidiary of PFP Title Company and is the parent of PNFP Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations. Pinnacle Community Development, Inc. is a wholly-owned subsidiary of Pinnacle National Bank and is certified as a Community Development Entity by the Community Development Financial Institutions Fund of the United States Department of the Treasury. The primary mission of Pinnacle Community Development, Inc., is serving, or providing investment capital for, low-income communities or low-income persons. PNFP Statutory Trust I and PNFP Statutory Trust II, wholly-owned subsidiaries of Pinnacle, were created for the exclusive purpose of issuing capital trust preferred securities. Pinnacle Advisory Services, Inc., a wholly-owned subsidiary of Pinnacle, was established as a registered investment advisor pursuant to regulations promulgated by the FRB. Pinnacle Credit Enhancement Holdings, Inc., a wholly-owned subsidiary of Pinnacle, was established as a holding company to own a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of letters of credit issued by the investors for the benefit of banks and other financial institutions.

      As of September 30, 2005, Pinnacle had total assets of approximately $978.5 million, total deposits of approximately $788.6 million, and total shareholders’ equity of approximately $62.9 million.
Additional Information Concerning Pinnacle
      Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal shareholders,

•	certain relationships and related transactions, and

•	other related matters concerning Pinnacle
is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2004. Additionally, financial statements and information as well as management’s discussion and analysis of financial condition and results of operations are included in the Form 10-K and in Pinnacle’s quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. These reports are incorporated by reference into this proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91. Shareholders of either Pinnacle or Cavalry desiring a copy of such documents may contact Pinnacle at the address listed on the inside front cover page, or the SEC also maintains a web site on the Internet at www.sec.gov that contains reports that Pinnacle files electronically with the SEC. These reports also are available at Pinnacle’s website at www.pnfp.com. The information contained on Pinnacle’s website is not incorporated by reference into this joint proxy statement/ prospectus, and you should not consider it a part of this joint proxy statement/ prospectus.

ABOUT CAVALRY BANCORP, INC.
      Cavalry, a bank holding company under the laws of the United States, is a Tennessee corporation that was incorporated on November 5, 1997. It serves as the holding company for Cavalry Banking, which was formed as Murfreesboro Building and Loan Association in 1929. In March 1998, Cavalry Banking became a federally chartered stock savings bank and converted to a state chartered commercial bank and became a member of the Federal Reserve System in January 2002. Cavalry has not engaged in any significant activity other than holding the stock of Cavalry Banking.
      Cavalry Banking’s primary market area is Rutherford, Davidson, Bedford and Williamson counties in Middle Tennessee. A large number of Cavalry Banking’s depositors and borrowers reside in, and a substantial portion of its loan portfolio is secured by properties located in, Rutherford County.
      Cavalry Banking is a community-oriented financial institution whose primary business is attracting deposits from the general public and using those funds to originate a variety of loans to individuals residing within its primary market area, and to businesses owned and operated by such individuals. Cavalry Banking actively makes construction and acquisition and development loans, commercial real estate loans, commercial business loans, and consumer and other non-real estate loans. In addition, Cavalry Banking originates both adjustable-rate mortgage loans and fixed-rate mortgage loans. Generally, adjustable-rate mortgage loans are retained in Cavalry Banking’s portfolio and long-term fixed-rate mortgage loans are sold in the secondary market. Cavalry Banking also provides trust and investment services through its trust division and brokerage and investment products through its brokerage division, Cavalry Investment Services. Cavalry Banking’s subsidiary, Miller & Loughry Insurance and Services, Inc., an independent insurance agency, offers a full line of insurance products and services as well as human resources management services.
      As of September 30, 2005, Cavalry had total assets of approximately $632.0 million, total deposits of approximately $564.1 million, and total shareholders’ equity of approximately $58.2 million.
Additional Information Cavalry
      Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal shareholders,

•	certain relationships and related transactions, and

•	other related matters concerning Cavalry
is included or incorporated by reference in Cavalry’s Annual Report on Form 10-K as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, each for the year ended December 31, 2004. Additionally, financial statements and information as well as management’s discussion and analysis of financial condition and results of operation are included in the Form 10-K as amended by Amendment No. 1 to Annual Report on Form 10-K/ A, each for the year ended December 31, 2004, and in Cavalry’s quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. These reports are incorporated by reference into this proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 91. Shareholders of either Pinnacle or Cavalry desiring a copy of such documents may contact Cavalry at the address listed on the inside front cover page, or the SEC also maintains a web site on the Internet at www.sec.gov that contains reports that Cavalry files electronically with the SEC. These reports also are available at Cavalry’s website at www.cavb.com. The information contained on Cavalry’s website is not incorporated by reference into this joint proxy statement/ prospectus, and you should not consider it a part of this joint proxy statement/ prospectus.

PROPOSAL #2 FOR SHAREHOLDERS OF PINNACLE FINANCIAL PARTNERS, INC.
AND CAVALRY BANCORP, INC.: ADJOURNMENT OF SPECIAL MEETINGS
Pinnacle Special Meeting
      In the event that there are insufficient votes to (i) constitute a quorum, or (ii) approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger at the time of the Pinnacle special meeting, the merger could not be approved unless the meeting was adjourned to a later date or dates in order to permit Pinnacle to solicit additional proxies. In order to allow proxies that have been received by Pinnacle at the time of the special meeting to be voted for an adjournment, if necessary, Pinnacle has submitted the question of adjournment to its shareholders as a separate matter for their consideration. If a quorum does not exist, adjournment of the special meeting requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting. If a quorum exists, but there are not enough affirmative votes to approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger, the special meeting may be adjourned if the votes cast, in person or by proxy, at the Pinnacle special meeting favoring the proposal to adjourn exceed the votes cast, in person or by proxy, opposing the proposal to adjourn. Abstentions and broker non-votes are not counted as votes cast and thus have no impact on the proposal to adjourn the special meeting to solicit additional proxies.
      For the reasons set forth above, the Pinnacle board of directors recommends that its shareholders vote “FOR” this proposal. If it is necessary to adjourn the special meeting, whether or not a quorum exists, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned. If the special meeting is adjourned, Pinnacle’s shareholders who have already sent in their proxies may revoke them at any time prior to their use.
Cavalry Special Meeting
      In the event that there are insufficient votes to (i) constitute a quorum or (ii) approve the merger agreement at the time of the Cavalry special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit Cavalry to solicit additional proxies. In order to allow proxies that have been received by Cavalry at the time of the special meeting to be voted for an adjournment, if necessary, Cavalry has submitted the question of adjournment to its shareholders as a separate matter for their consideration. If a quorum does not exist, adjournment of the special meeting requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting. If a quorum exists, but there are not enough affirmative votes to approve the merger agreement and the issuance of Pinnacle common stock in connection with the merger, the special meeting may be adjourned if the votes cast, in person or by proxy, at the Pinnacle special meeting favoring the proposal to adjourn exceed the votes cast, in person or by proxy, opposing the proposal to adjourn. Abstentions and broker non-votes are not counted as votes cast and thus have no impact on the proposal to adjourn the special meeting to solicit additional proxies.
      For the reasons set forth above, the Cavalry board of directors recommends that its shareholders vote “FOR” this proposal. If it is necessary to adjourn the special meeting, whether or not a quorum exists, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned. If the special meeting is adjourned, Cavalry’s shareholders who have already sent in their proxies may revoke them at any time prior to their use.
OTHER MATTERS
      As of the date of this joint proxy statement/ prospectus, the Pinnacle and Cavalry boards of directors know of no matters that will be presented for consideration at the Pinnacle and Cavalry special meetings, respectively, other than as described in this joint proxy statement/ prospectus. However, if any other matters shall properly come before the Pinnacle and Cavalry special meetings or any adjournment or postponement of such meetings and are voted on, the enclosed proxy will be deemed to confer authority to the individuals named as proxies therein to vote the shares represented by such proxy as directed by a majority of the members and their respective boards of directors as to any such matters.
FUTURE SHAREHOLDER PROPOSALS
      If the merger transaction is consummated, Cavalry shareholders will become shareholders of Pinnacle. Pursuant to regulations issued by the SEC, to be considered for inclusion in Pinnacle’s proxy statement for presentation at Pinnacle’s 2006 annual meeting of shareholders, all shareholder proposals must be mailed to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 211 Commerce Street, Suite 300, Nashville, Tennessee 37201, and must be received no later than the close of business on November 15, 2005. After this date, a shareholder who intends to raise a proposal to be acted upon at Pinnacle’s 2006 annual meeting of shareholders, but who does not desire to include the proposal in Pinnacle’s 2006 proxy statement, must inform Pinnacle in writing no later than January 28, 2006. If notice is not provided by that date, Pinnacle’s board of directors may exclude such proposals from being acted upon at Pinnacle’s 2006 annual meeting of shareholders. Further, if Pinnacle’s board elects not to exclude the proposal from consideration at the 2006 meeting (although not include in the 2006 proxy materials), the persons named as proxies in Pinnacle’s proxy statement for its 2006 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal.
      Cavalry held its 2005 annual meeting of shareholders on April 28, 2005. In light of the expected timing of the effectiveness of the merger, Cavalry does not currently expect to hold an annual meeting of its shareholders in 2006. If Cavalry holds an annual meeting of shareholders in 2006, any shareholder who wishes to propose a matter for inclusion in Cavalry’s proxy materials for such a meeting must submit the proposal in writing to the Secretary of Cavalry at Cavalry’s principal executive offices no later than November 19, 2005. If next year’s annual meeting is held on a date more than 30 calendar days from April 28, 2006, a shareholder proposal must be received by a reasonable time before Cavalry begins to print and mail its proxy solicitation for such annual meeting. Shareholder proposals should be submitted to the Secretary of Cavalry Bancorp, Inc. at 114 West College Street, Murfreesboro, Tennessee 37130. Any such proposals must comply with Cavalry’s bylaws and applicable SEC regulations.
EXPERTS
      The consolidated financial statements of Pinnacle as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Cavalry as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance on the reports of Rayburn, Bates & Fitzgerald, P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
      Baker, Donelson, Bearman, Caldwell, & Berkowitz PC, Nashville, Tennessee will pass upon the legality of the shares of Pinnacle common stock to be issued in the merger and certain tax consequences of the merger. Certain legal matters will be passed upon for Cavalry by Miller & Martin PLLC, Nashville, Tennessee. Certain tax consequences of the merger, as they relate to Cavalry, will be passed upon by Bass, Berry & Sims PLC.

WHERE YOU CAN FIND MORE INFORMATION
      Pinnacle has filed a registration statement (File No. 333-129076) with the SEC under the Securities Act that registers the shares of Pinnacle common stock offered to Cavalry shareholders pursuant to the merger. The registration statement, including the attached exhibits and schedules, contains additional information about Pinnacle and Pinnacle common stock. The SEC’s rules allow Pinnacle and Cavalry to omit certain information included in the registration statement from this joint proxy statement/ prospectus. The registration statement may be inspected and copied at the SEC’s public reference facilities described below.
      Pinnacle and Cavalry also file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room at the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like Pinnacle and Cavalry, that file reports electronically with the SEC. The address of that site is www.sec.gov.
      The SEC allows Pinnacle and Cavalry to “incorporate by reference” in this joint proxy statement/ prospectus certain information that each such company files with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate by reference is considered part of this joint proxy statement/ prospectus, except for information superseded by information in, or incorporated by reference into, this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that previously have been filed with the SEC. These documents contain important information abut our companies and their finances.
      Pinnacle SEC Filings (File No. 000-31225):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Current Reports on Form 8-K filed on January 19, 2005, February 22, 2005, March 8, 2005, April 19, 2005 (2 reports), July 20, 2005, August 2, 2005, September 15, 2005, October 3, 2005, October 19, 2005 and November 2, 2005; and

•	The description of Pinnacle’s common stock contained in its Registration Statement on Form 8-A/12G, filed with the SEC on August 3, 2000 (File No. 000-31225).
      Cavalry SEC Filings (File No. 000-23605):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Amendment No. 1 to Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and

•	Current Reports on Form 8-K filed on January 28, 2005, February 28, 2005, March 8, 2005, April 18, 2005, July 29, 2005, October 4, 2005 and October 18, 2005.

      Pinnacle and Cavalry also are incorporating by reference additional documents filed by them with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this joint proxy statement/ prospectus and before the adjournment of the Pinnacle and Cavalry special meetings.
      Neither Pinnacle nor Cavalry, however, is incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including without limitation any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.
      All information contained or incorporated by reference into this joint proxy statement/ prospectus that relates to Pinnacle, as well as all pro forma financial information, was supplied by Pinnacle and all information contained or incorporated by reference into this joint proxy statement/ prospectus that relates to Cavalry was supplied by Cavalry.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
by and between
PINNACLE FINANCIAL PARTNERS, INC.
and
CAVALRY BANCORP, INC.
Dated as of September 30, 2005

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
      AGREEMENT AND PLAN OF MERGER, dated as of September 30, 2005 (this “Agreement”), by and between CAVALRY BANCORP, INC, a Tennessee corporation (“CAVB”), and PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“PNFP”).
RECITALS:
      WHEREAS, the Boards of Directors of PNFP and CAVB have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which CAVB will, subject to the terms and conditions set forth herein, merge with and into PNFP (the “Merger”), so that PNFP is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;
      WHEREAS, the Boards of Directors of PNFP and CAVB have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;
      WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and
      WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).
      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I.
THE MERGER
      1.1     The Merger.
      (a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time (as defined below), CAVB shall merge with and into PNFP. PNFP shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of CAVB shall terminate.
      (b) The parties may by mutual agreement at any time change the method of effecting the combination of CAVB and PNFP including without limitation the provisions of this Article I, if and to the extent they deem such change to be desirable, including without limitation to provide for a merger of CAVB with and into a wholly-owned subsidiary of PNFP; provided, however, that no such change shall (i) alter or change the amount of Merger Consideration (as defined below) to be provided to holders of CAVB Common Stock (as defined below) as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of CAVB Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.
      1.2     Effective Time. The Merger shall become effective as set forth in the articles of merger that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.
      1.3     Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

      1.4     Conversion of CAVB Common Stock . At the Effective Time, by virtue of the Merger and without any action on the part of CAVB, PNFP or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, no par value per share, of CAVB (the “CAVB Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of CAVB Common Stock owned by CAVB or PNFP (other than shares of CAVB Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by CAVB or PNFP, as the case may be, being referred to herein as “Trust Account Shares”)) or shares of CAVB Common Stock held on account of a debt previously contracted (“DPC Shares”), shall be converted into the right to receive 0.95 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of PNFP (the “PNFP Common Stock”) (the “Merger Consideration”).

(b) All of the shares of CAVB Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of CAVB Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of PNFP Common Stock (defined below), and (ii) cash in lieu of fractional shares, into which the shares of CAVB Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates previously representing shares of CAVB Common Stock shall be exchanged for certificates representing whole shares of PNFP Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of PNFP Common Stock or CAVB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CAVB Capital Stock (as defined below) that are owned by CAVB or PNFP (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.
      1.5     PNFP Capital Stock. At and after the Effective Time, each share of PNFP Capital Stock (as defined below) issued and outstanding immediately prior to the Closing Date shall remain issued and outstanding and shall not be affected by the Merger.
      1.6     Options and Other Stock-Based Awards.
      (a) Effective as of the Effective Time, each then outstanding option to purchase shares of CAVB Common Stock (each a “CAVB Stock Option”) issued pursuant to the equity-based compensation plans identified in Section 4.11 of the CAVB Disclosure Schedule (the “CAVB Stock Plans”) to any current or former employee or director of, or consultant to, CAVB or any of its Subsidiaries, as defined below, shall be assumed by PNFP and shall be converted automatically into an option to purchase a number of shares of PNFP Common Stock (rounded to the nearest whole share) (an “Assumed Stock Option”) at an exercise price determined as provided below (and otherwise subject to the terms of the CAVB Stock Plans and the agreements evidencing the options thereunder):

(i) The number of shares of PNFP Common Stock to be subject to the Assumed Stock Option shall be equal to the product of the number of shares of CAVB Common Stock subject to the CAVB Stock Option and the Exchange Ratio, provided that any fractional shares of PNFP Common Stock resulting from such multiplication shall be rounded to the nearest whole share; and

(ii) The exercise price per share of PNFP Common Stock under the Assumed Stock Option shall be equal to the exercise price per share of CAVB Common Stock under the CAVB Stock Option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.
      In the case of any CAVB Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding CAVB Stock Options immediately prior to the Effective Time (but taking into account any changes thereto, including the acceleration of vesting thereof, provided for in the CAVB Stock Plans or other CAVB Benefit Plan, as defined below, or in any award agreement thereunder by reason of this Agreement or the transactions contemplated hereby); provided, however, that references to CAVB shall be deemed to be references to PNFP.

(b) PNFP has taken all corporate action necessary to reserve for issuance a sufficient number of shares of PNFP Common Stock upon the exercise of the Assumed Stock Options. On or as soon as practicable following the Closing Date (and in no event more than five business days after the Closing Date), PNFP shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act (defined below) with respect to the issuance of the shares of PNFP Common Stock subject to the Assumed Stock Options and shall use its reasonable efforts consistent with customary industry standards to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.
      1.7     Charter. Subject to the terms and conditions of this Agreement, at the Effective Time, the Charter of PNFP, as amended (the “PNFP Articles”), shall be the Charter of the Surviving Corporation until thereafter amended in accordance with applicable law.
      1.8     Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the Bylaws of PNFP shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
      1.9     Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.
      1.10     Certain Post-Closing Matters.
      (a) Board Composition. As of the Effective Time, and continuing for a period consistent with the 3 year staggered terms of directors of PNFP to which they will be added following the Effective Time, Ed C. Loughry, Jr. and two other Current CAVB Directors, as defined below, shall be appointed to and shall serve on the Board of Directors of the Surviving Corporation. For purposes of this Section 1.10, the term “Current CAVB Directors” shall mean those members of the CAVB Board of Directors immediately prior to the public announcement of the transactions contemplated by this Agreement.
      (b) Procedure for Appointing Current CAVB Directors to Surviving Corporation’s Board of Directors. Within thirty (30) days after the date of this Agreement, the nominating and corporate governance committee of the Board of Directors of CAVB shall submit the names of Ed C. Loughry, Jr. and two other Current CAVB Directors to the nominating and corporate governance committee of PNFP for consideration of nomination to fill three vacancies on the Board of Directors of the Surviving Corporation as of the Effective Time. The nominating and corporate governance committee of PNFP’s Board of Directors shall nominate such persons to fill such vacancies. The Board of Directors of PNFP shall promptly meet to consider the appointment of such persons to fill such vacancies and shall appoint such persons at such meeting if such persons, other than Ed C. Loughry, Jr., are reasonably acceptable candidates to serve on the Board of Directors of the Surviving Corporation. In the event the nominating and corporate governance committee or the Board of Directors of PNFP objects to a nominee, other than Ed C. Loughry, Jr., the nominating and corporate governance committee of CAVB’s Board of Directors shall propose additional nominees for consideration until a reasonably acceptable member is found.
      (c) Officers of Surviving Corporation. The current officers of PNFP shall continue as the officers of the Surviving Corporation.
      (d) Survival/ Adoption of Commitments. The commitments set forth in this Section 1.10 shall survive the Effective Time as reflected in a formal resolution of the Board of Directors of the Surviving Corporation to be reflected in the minutes of the Surviving Corporation following the Effective Time of the Merger.
      1.11     Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be that of the headquarters and principal executive offices of PNFP as of the date of this Agreement.
ARTICLE II.
DELIVERY OF MERGER CONSIDERATION
      2.1     Deposit of Merger Consideration. Prior to the Effective Time, PNFP shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to each of CAVB and PNFP (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of PNFP Common Stock and cash in lieu of any fractional shares (such cash and certificates for shares of PNFP Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for outstanding shares of CAVB Common Stock.
      2.2     Delivery of Merger Consideration.
      (a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal in customary form as reasonably agreed by the parties (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of PNFP Common Stock and any cash in lieu of fractional shares into which the shares of CAVB Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender to the Exchange Agent of a Certificate or Certificates for exchange and cancellation, together with such properly completed and duly executed letter of transmittal as the Exchange Agent may reasonable require, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of PNFP Common Stock to which such holder of CAVB Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates.
      (b) No dividends or other distributions declared with respect to PNFP Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of PNFP Common Stock represented by such Certificate.

      (c) If any certificate representing shares of PNFP Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of PNFP Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      (d) After the Effective Time, there shall be no transfers on the stock transfer books of CAVB of the shares of CAVB Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of PNFP Common Stock and cash for fractional shares as provided in this Article II.
      (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of PNFP Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to PNFP Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of PNFP. In lieu of the issuance of any such fractional share, PNFP shall pay to each former shareholder of CAVB who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing-sale prices of PNFP Common Stock on the securities market or stock exchange in which the PNFP Common Stock principally trades, as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of PNFP Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.
      (f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of CAVB as of the first anniversary of the Effective Time shall be paid to PNFP. Any former shareholders of CAVB who have not theretofore complied with this Article II shall thereafter look only to PNFP for payment of the shares of PNFP Common Stock and cash in lieu of any fractional shares and any unpaid dividends and distributions on the PNFP Common Stock deliverable in respect of each share of CAVB Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of CAVB, PNFP, the Exchange Agent or any other person shall be liable to any former holder of shares of CAVB Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
      (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PNFP, the posting by such person of a bond in such amount as PNFP may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of PNFP Common Stock, and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF PNFP
      Except as disclosed in (a) the PNFP Reports (defined below) filed prior to the date hereof or (b) the disclosure schedule (the “PNFP Disclosure Schedule”) delivered by PNFP to CAVB prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of PNFP’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect (as defined below) on PNFP), PNFP hereby represents and warrants to CAVB as follows:
      3.1     Corporate Organization.
      (a) PNFP is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. PNFP has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on PNFP. As used in this Agreement, the term “Material Adverse Effect” means, with respect to CAVB, PNFP or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, operations, results of operations or financial condition of such party and its Subsidiaries taken as a whole or which might have a financial cost to PNFP after the Merger of at least $500,000 taking into account, for example with respect to Regulatory Agreements, the aggregate costs to PNFP of compliance, personnel costs, appeals, fines, legal, accounting, or consulting fees, or restrictions on future expansion, or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (A) changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to PNFP or CAVB or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity (as defined below), (F) actions or omissions of PNFP or CAVB taken with the prior written consent of the other or required hereunder, (G) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, or (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect.
      (b) PNFP is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the PNFP Articles and Bylaws of PNFP, as in effect as of the date of this Agreement, have previously been made available by PNFP to CAVB.
      (c) Each PNFP Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on PNFP and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority will not result in a Material Adverse Effect on PNFP. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.
      3.2     Capitalization.
      (a) The authorized capital stock of PNFP consists of forty million (40,000,000) shares of PNFP Common Stock, of which, as of September 30, 2005, 8,424,217 shares were issued and outstanding, and ten million (10,000,000) shares of preferred stock, no par value per share (together with the PNFP Common Stock, the “PNFP Capital Stock”), of which, as of September 30, 2005, no shares were issued and outstanding. As of the date hereof, no shares of PNFP Capital Stock were reserved for issuance except for 2,133,489 shares of PNFP Common Stock reserved for issuance upon the exercise of options to purchase shares of PNFP Common Stock (each a “PNFP Stock Option”) pursuant to the equity-based compensation plans of PNFP (the “PNFP Stock Plans”) as identified in Section 3.2(a) of the PNFP Disclosure Schedule. All of the issued and outstanding shares of PNFP Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
      (b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of PNFP are issued or outstanding. Since June 30, 2005, PNFP has not issued any shares of PNFP Capital Stock or any securities convertible into or exercisable for any shares of PNFP Capital Stock, other than as would be permitted by Section 5.3(a) hereof.
      (c) Except for (i) this Agreement, (ii) the rights under the PNFP Stock Plans which represented, as of June 30, 2005, the right to acquire up to an aggregate of 1,630,093 shares of PNFP Common Stock, and (iii) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 5.3(a), there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which PNFP or any its Subsidiaries is a party or by which it or any its Subsidiaries is bound obligating PNFP or any its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of PNFP Capital Stock or any Voting Debt or stock appreciation rights of PNFP any its Subsidiaries or obligating PNFP or any its Subsidiaries, extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of PNFP or any its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of PNFP or any its Subsidiaries or (B) pursuant to which PNFP or any of its Subsidiaries is or could be required to register shares of PNFP Capital Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), except any such contractual obligations entered into after the date hereof as permitted by Section 5.3(a).
      (d) PNFP owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of PNFP has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Section 3.2(d) of the PNFP Disclosure Schedule sets forth a list of the material investments of PNFP in Non-Subsidiary Affiliates. As used in this Agreement, the term “Non-Subsidiary Affiliate” when used with respect to any party means any corporation, partnership, limited liability company, joint venture or other entity other than such party’s Subsidiaries.
      3.3     Authority; No Violation.
      (a) PNFP has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of PNFP Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of PNFP. The Board of Directors of PNFP determined that the Merger is advisable and in the best interest of PNFP and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to PNFP’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of PNFP Common Stock, no other corporate proceedings on the part of PNFP are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PNFP and (assuming due authorization, execution and delivery by CAVB) constitutes valid and binding obligations of PNFP, enforceable against PNFP in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).
      (b) Neither the execution and delivery by PNFP of this Agreement nor the consummation by PNFP of the transactions contemplated hereby, nor compliance by PNFP with any of the terms or provisions hereof, will (i) violate any provision of the PNFP Articles or Bylaws of PNFP or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PNFP, any of its Subsidiaries or Non-Subsidiary Affiliates or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PNFP, any of its Subsidiaries or its Non-Subsidiary Affiliates under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PNFP, any of its Subsidiaries or its Non-Subsidiary Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on PNFP.
      3.4     Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the filing of any required applications or notices with any other federal, state or foreign agencies or regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Joint Proxy Statement/ Prospectus in definitive form relating to the meeting of CAVB’s and PNFP’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Joint Proxy Statement”), and of the registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASDAQ, or which are required under insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of PNFP Common Stock pursuant to this Agreement and (viii) the approval of this Agreement by the requisite vote of the shareholders of PNFP and CAVB, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by PNFP of this Agreement and (B) the consummation by PNFP of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals of any other material contracts to which PNFP is a party and which are listed in Section 3.4 of the PNFP Disclosure

Schedule, no consents, authorizations, or approvals of any other person are necessary in connection with (A) the execution and delivery by PNFP of this Agreement and (B) the consummation by PNFP of the Merger and the other transactions contemplated hereby.
      3.5     Reports. PNFP and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with (i) the Federal Reserve Board, (ii) the Federal Deposit Insurance Corporation, (iii) any state regulatory authority (each a “State Regulator”), (iv) the Office of the Comptroller of the Currency (the “OCC”), (v) the SEC, (vi) any State Regulator (collectively ”Regulatory Agencies”), and all other reports and statements required to be filed by them since January 1, 2000, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on PNFP. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of PNFP and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of PNFP, investigation into the business or operations of PNFP or any of its Subsidiaries since January 1, 2000, except where such proceedings or investigation will not, either individually or in the aggregate, have a Material Adverse Effect on PNFP. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of PNFP or any of its Subsidiaries which, in the reasonable judgment of PNFP, will, either individually or in the aggregate, have a Material Adverse Effect on PNFP.
      3.6     Financial Statements. PNFP has previously made available to CAVB true and correct copies of (i) the consolidated balance sheets of PNFP and its Subsidiaries as of December 31, 2002, 2003 and 2004 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2002 through 2004, inclusive as reported in PNFP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC under the Exchange Act and accompanied by the audit report of KPMG LLP, independent public accountants with respect to PNFP, and (ii) the unaudited consolidated balance sheet of PNFP and its Subsidiaries as of June 30, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended, as reported in PNFP’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of PNFP and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of PNFP and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
      3.7     Broker’s Fees. Except for Raymond James & Associates, Inc., neither PNFP nor any PNFP Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.
      3.8     Absence of Certain Changes or Events.
      (a) Since June 30, 2005, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on PNFP.

      (b) Since June 30, 2005, through and including the date of this Agreement, PNFP and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
      3.9     Legal Proceedings.
      (a) Except as disclosed in Section 3.9(a) of the PNFP Disclosure Schedule, neither PNFP nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of PNFP’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against PNFP or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, will be reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on PNFP.
      (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon PNFP, any of its Subsidiaries or the assets of PNFP or any of its Subsidiaries that has had, or will have, either individually or in the aggregate, a Material Adverse Effect on PNFP.
      3.10     Taxes and Tax Returns.
      (a) Each of PNFP and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on PNFP. The federal income Tax returns of PNFP and its Subsidiaries to the knowledge of PNFP have not been examined by the IRS. There are no material disputes pending, or to the knowledge of PNFP, claims asserted, for Taxes or assessments upon PNFP or any of its Subsidiaries for which PNFP does not have reserves that are adequate under GAAP. Neither PNFP nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among PNFP and its Subsidiaries). Within the past five years, neither PNFP nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.
      (b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).
      3.11     Employees.
      (a) Section 3.11(a) of the PNFP Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of PNFP and its Subsidiaries or with respect to which PNFP or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “PNFP Benefit Plans”).
      (b) PNFP has heretofore made available to CAVB true and complete copies of each of the PNFP Benefit Plans and certain related documents, including, but not limited to, (i) the actuarial report for such

PNFP Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the IRS (if applicable) for such PNFP Benefit Plan.
      (c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PNFP, (i) each of the PNFP Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the PNFP Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code and has received a favorable determination from the IRS that such PNFP Benefit Plan is so qualified, and to the knowledge of PNFP, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such PNFP Benefit Plan, (iii) with respect to each PNFP Benefit Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such PNFP Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such PNFP Benefit Plan’s actuary with respect to such PNFP Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such PNFP Benefit Plan allocable to such accrued benefits, (iv) no PNFP Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of PNFP or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of PNFP or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (v) no material liability under Title IV of ERISA has been incurred by PNFP, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with PNFP, would be deemed a “single employer” under Section 4001 of ERISA (a “PNFP ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to PNFP, its Subsidiaries or any PNFP ERISA Affiliate of incurring a material liability thereunder, (vi) no PNFP Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (vii) all contributions payable by PNFP or its Subsidiaries as of the Effective Time with respect to each PNFP Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (viii) none of PNFP, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which PNFP, its Subsidiaries or any PNFP Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the knowledge of PNFP there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the PNFP Benefit Plans or any trusts related thereto.
      (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of PNFP or any of its affiliates from PNFP or any of its affiliates under any PNFP Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any PNFP Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits that will, either individually or in the aggregate, have a Material Adverse Effect on PNFP.
      3.12     SEC Reports. PNFP has previously made available to CAVB an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2000 by PNFP with the SEC pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date hereof and (b) communication mailed by PNFP to its shareholders since January 1, 2000. PNFP has filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2000 (the “PNFP Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the PNFP Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such PNFP Reports, and none of the PNFP Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      3.13     Compliance with Applicable Law.
      (a) PNFP and each of its Subsidiaries hold all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity relating to PNFP or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, have a Material Adverse Effect on PNFP.
      (b) Except as will not have, either individually or in the aggregate, a Material Adverse Effect on PNFP, PNFP and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of PNFP, any of its Subsidiaries, or any director, officer or employee of PNFP or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that will have a Material Adverse Effect on PNFP, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.
      3.14     Certain Contracts.
      (a) Except as disclosed in Section 3.11(a) of the PNFP Disclosure Schedule, neither PNFP nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees other than in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from PNFP, CAVB, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the PNFP Reports, (iv) which materially restricts the conduct of any line of business by PNFP or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the PNFP Disclosure Schedule, is referred to herein as a “PNFP Contract”, and neither PNFP nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which will have, individually or in the aggregate, a Material Adverse Effect on PNFP.
      (b) (i) Each PNFP Contract is valid and binding on PNFP or any of its Subsidiaries, as applicable, and in full force and effect, (ii) PNFP and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each PNFP Contract, except where such noncompliance, either individually or in the aggregate, will not have a Material Adverse Effect on PNFP, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of PNFP or any of its Subsidiaries under any such PNFP Contract, except where such default which will, either individually or in the aggregate, have a Material Adverse Effect on PNFP.
      3.15     Agreements with Regulatory Agencies. Neither PNFP nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2000, a recipient of any supervisory letter from, or since January 1, 2000, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the PNFP Disclosure Schedule, a “PNFP Regulatory Agreement”), nor to the knowledge of PNFP has PNFP or any of its Subsidiaries been advised since January 1, 2001, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such PNFP Regulatory Agreement.
      3.16     Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on PNFP, (a) all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of PNFP or for the account of a customer of PNFP or one of its Subsidiaries, were entered into in the ordinary course of business and, to PNFP’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of PNFP or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect; (b) PNFP and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and (c) to PNFP’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
      3.17     Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of PNFP included in the PNFP Form 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2005, neither PNFP nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had or will have, a Material Adverse Effect on PNFP.
      3.18     Insurance. PNFP and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks insured against by bank holding companies comparable in size and operations to PNFP and its Subsidiaries.
      3.19     Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on PNFP of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), pending or, to the knowledge of PNFP, threatened against PNFP, which liability or obligation will, either individually or in the aggregate, have a Material Adverse Effect on PNFP. To the knowledge of PNFP, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will, individually or in the aggregate, have a Material Adverse

Effect on PNFP. PNFP is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on PNFP.
      3.20     State Takeover Laws. The Board of Directors of PNFP has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to PNFP, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby or thereby.
      3.21     Reorganization. As of the date of this Agreement, PNFP is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      3.22     Information Supplied. None of the information supplied or to be supplied by PNFP for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by PNFP with respect to statements made or incorporated by reference therein based on information supplied by CAVB for inclusion or incorporation by reference in the Joint Proxy Statement.
      3.23     Internal Controls. The records, systems, controls, data and information of PNFP and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PNFP or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Materially Adverse Effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the PNFP Reports filed with the SEC prior to the date hereof, PNFP and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. PNFP (i) has designed disclosure controls and procedures to ensure that material information relating to PNFP, including its consolidated Subsidiaries, is made known to the management of PNFP by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to PNFP’s independent registered public accounting firm and the audit committee of PNFP’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PNFP’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in PNFP’s internal control over financial reporting. PNFP has made available to CAVB a summary of any such disclosure made by management to PNFP’s auditors and audit committee since January 1, 2002. PNFP is in full compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
      3.24     Opinion of PNFP Financial Advisor. PNFP has received the opinion of its financial advisor, Raymond James & Associates, Inc., dated the date of this Agreement, to the effect that the Merger Consideration is fair, from a financial point of view, to PNFP and the holders of PNFP Common Stock.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF CAVB
      Except as disclosed in (a) the CAVB Reports (defined below) filed prior to the date hereof or (b) the disclosure schedule (the “CAVB Disclosure Schedule”) delivered by CAVB to PNFP prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of CAVB’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on CAVB), CAVB hereby represents and warrants to PNFP as follows:
      4.1     Corporate Organization.
      (a) CAVB is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. CAVB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      (b) CAVB is a bank holding company registered under the BHC Act. True and complete copies of Charter (the “CAVB Charter”), and Bylaws of CAVB, as in effect as of the date of this Agreement, have previously been made available by CAVB to PNFP.
      (c) Each CAVB Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on CAVB, and (iii) has all requisite corporate or other power and authority to own or lease its properties and assets and to carry on its business as now conducted except to the extent that the failure to have such power or authority will not result in a Material Adverse Effect on CAVB.
      4.2     Capitalization.
      (a) The authorized capital stock of CAVB consists of Forty Nine Million, Seven Hundred and Fifty Thousand (49,750,000) shares of CAVB Common Stock, of which, as of September 30, 2005, 7,217,565 shares were issued and outstanding, and Two Hundred and Fifty Thousand (250,000) shares of preferred stock, no par value per share (the “CAVB Preferred Stock” and, together with the CAVB Common Stock, the “CAVB Capital Stock”), of which, as of September 30, 2005, no shares were issued and outstanding. As of the date hereof, no shares of CAVB Capital Stock were reserved for issuance except for 205,842 shares of CAVB Common Stock reserved for issuance upon the exercise of CAVB Stock Options issued pursuant to CAVB Stock Plans. All of the issued and outstanding shares of CAVB Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
      (b) No Voting Debt of CAVB is issued or outstanding. Since June 30, 2005, CAVB has not issued any shares of CAVB Capital Stock or any securities convertible into or exercisable for any shares of CAVB Capital Stock, other than as would be permitted by Section 5.2(b) hereof.

      (c) Except for (i) this Agreement, (ii) the rights under the CAVB Stock Plans which represented, as of September 30, 2005, the right to acquire up to an aggregate of 205,842 shares of CAVB Common Stock, and (iii) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 5.2(b), there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which CAVB or any of its Subsidiaries is a party or by which it any of its Subsidiaries is bound obligating CAVB any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of CAVB Capital Stock or any Voting Debt or stock appreciation rights of CAVB or any of its Subsidiaries or obligating CAVB or any of its Subsidiaries, extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of CAVB or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of CAVB or any of its Subsidiaries or (B) pursuant to which CAVB or any of its Subsidiaries is or could be required to register shares of CAVB Capital Stock or other securities under the Securities Act, except any such contractual obligations entered into after the date hereof as permitted by Section 5.2(b).
      (d) CAVB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of CAVB has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Section 4.2(d) of the CAVB Disclosure Schedule sets forth a list of the material investments of CAVB in Non-Subsidiary Affiliates.
      4.3     Authority; No Violation.
      (a) CAVB has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of CAVB Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CAVB. The Board of Directors of CAVB determined that the Merger is advisable and in the best interest of CAVB and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to CAVB’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CAVB Common Stock, no other corporate proceedings on the part of CAVB are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CAVB and (assuming due authorization, execution and delivery by PNFP) constitutes valid and binding obligations of CAVB, enforceable against CAVB in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).
      (b) Neither the execution and delivery of this Agreement by CAVB, nor the consummation by CAVB of the transactions contemplated hereby, nor compliance by CAVB with any of the terms or provisions hereof, will (i) violate any provision of the CAVB Charter or the Bylaws of CAVB, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CAVB, any of its Subsidiaries or Non-Subsidiary Affiliates or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CAVB, any of its Subsidiaries or its Non-Subsidiary Affiliates under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CAVB, any of its Subsidiaries or its Non-Subsidiary Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on CAVB.
      4.4     Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Joint Proxy Statement and the Form S-4 and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of NASD, or which are required under consumer finance, mortgage banking and other similar laws, and (vii) the approval of this Agreement by the requisite vote of the shareholders of CAVB and PNFP, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by CAVB of this Agreement and (B) the consummation by CAVB of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals of any other material contracts to which CAVB is a party and which are listed in Section 4.4 of the CAVB Disclosure Schedule, no consents, authorizations, or approvals of any other person are necessary in connection with (A) the execution and delivery by CAVB of this Agreement and (B) the consummation by CAVB of the Merger and the other transactions contemplated hereby.
      4.5     Reports. CAVB and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2000 with the Regulatory Agencies, and all other reports and statements required to be filed by them since January 1, 2000, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on CAVB. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of CAVB and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of CAVB, investigation into the business or operations of CAVB or any of its Subsidiaries since January 1, 2000, except where such proceedings or investigation will not, either individually or in the aggregate, have a Material Adverse Effect on CAVB. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of CAVB or any of its Subsidiaries which, in the reasonable judgment of CAVB, will, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      4.6     Financial Statements. CAVB has previously made available to PNFP true and correct copies of (i) the consolidated balance sheets of CAVB and its Subsidiaries as of December 31, 2002, 2003 and 2004 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2002 through 2004, inclusive as reported in CAVB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “CAVB 10-K”), filed with the SEC under the Exchange Act and accompanied by the audit report of Rayburn, Bates & Fitzgerald, P.C., independent public accountants with respect to CAVB, and (ii) the unaudited consolidated balance sheet of CAVB and its Subsidiaries as of June 30, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three-month periods then ended, as reported in CAVB’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the “CAVB 10-Q”). The financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of CAVB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of CAVB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
      4.7     Broker’s Fees. Except for Hovde Financial LLC, neither CAVB nor any CAVB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.
      4.8     Absence of Certain Changes or Events.
      (a) Since June 30, 2005, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on CAVB.
      (b) Since June 30, 2005 through and including the date of this Agreement, CAVB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course except for certain actions to effect a sale of CAVB.
      4.9     Legal Proceedings.
      (a) Except as disclosed in Section 4.9(a) of the CAVB Disclosure Schedule, neither CAVB nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of CAVB’s knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CAVB or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, will be reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon CAVB, any of its Subsidiaries or the assets of CAVB or any of its Subsidiaries that has had or will have, either individually or in the aggregate, a Material Adverse Effect on CAVB.
      4.10     Taxes and Tax Returns. Each of CAVB and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CAVB. As of the date of this Agreement, the IRS is examining the 2003 combined return of CAVB and its Subsidiaries. Other than such ongoing examination, the federal income Tax returns of CAVB and its Subsidiaries, to the knowledge of CAVB, have not been examined by the IRS. There are no material disputes pending, or to the knowledge of CAVB, claims asserted, for Taxes or assessments upon CAVB or any of its Subsidiaries for which CAVB does not have adequate reserves. Neither CAVB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CAVB and its Subsidiaries). Within the past five years, neither CAVB nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

      4.11     Employees.
      (a) Section 4.11(a) of the CAVB Disclosure Schedule sets forth a true and complete list of each material benefit or compensation plan, arrangement or agreement, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement that is maintained, or contributed to, for the benefit of current or former directors or employees of CAVB and its Subsidiaries or with respect to which CAVB or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “CAVB Benefit Plans”).
      (b) CAVB has heretofore made available to PNFP true and complete copies of each of the CAVB Benefit Plans and certain related documents, including, but not limited to, (i) the actuarial report for such CAVB Benefit Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the IRS (if applicable) for such CAVB Benefit Plan.
      (c) Except as identified in Section 4.11(a) of the CAVB Disclosure Schedule referenced above or as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CAVB, (i) each of the CAVB Benefit Plans has been operated and administered in all material respects in compliance with ERISA and the Code, (ii) each of the CAVB Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code and has received a favorable determination from the IRS that such CAVB Benefit Plan is so qualified, and to the knowledge of CAVB, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such CAVB Benefit Plan, (iii) with respect to each CAVB Benefit Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such CAVB Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such CAVB Benefit Plan’s actuary with respect to such CAVB Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such CAVB Benefit Plan allocable to such accrued benefits, (iv) no CAVB Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of CAVB or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of CAVB or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (v) no material liability under Title IV of ERISA has been incurred by CAVB, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with CAVB, would be deemed a “single employer” under Section 4001 of ERISA (a “CAVB ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to CAVB, its Subsidiaries or any CAVB ERISA Affiliate of incurring a material liability thereunder, (vi) no CAVB Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (vii) all contributions payable by CAVB or its Subsidiaries as of the Effective Time with respect to each CAVB Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (viii) none of CAVB, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which CAVB, its Subsidiaries or any CAVB Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the knowledge of CAVB there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the CAVB Benefit Plans or any trusts related thereto.
      (d) Except as set forth in Schedule 4.11(d) of the CAVB Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of CAVB or any of its affiliates from CAVB or any of its affiliates under any CAVB Benefit Plan or otherwise,

(ii) increase any benefits otherwise payable under any CAVB Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits that will, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      4.12     SEC Reports. CAVB has previously made available to PNFP an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2000 by CAVB with the SEC pursuant to the Securities Act or the Exchange Act and prior to the date hereof and (b) communication mailed by CAVB to its shareholders since January 1, 2000. CAVB has filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2000 (the “CAVB Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the CAVB Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such CAVB Reports, and none of the CAVB Reports when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      4.13     Compliance with Applicable Law.
      (a) CAVB and each of its Subsidiaries hold all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity relating to CAVB or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      (b) Except as will not have, either individually or in the aggregate, a Material Adverse Effect on CAVB, CAVB and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of CAVB, any of its Subsidiaries, or any director, officer or employee of CAVB or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that will have a Material Adverse Effect on CAVB, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.
      4.14     Certain Contracts.
      (a) Except as disclosed in Section 4.11(a) of the CAVB Disclosure Schedule, neither CAVB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees other than in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from CAVB, PNFP, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the CAVB Reports, (iv) which materially restricts the conduct of any line of business by CAVB or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. CAVB has previously made available to PNFP true and correct copies of all employment and deferred compensation agreements which are in writing and to which CAVB is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the CAVB Disclosure Schedule, is referred to herein as a “CAVB Contract”, and neither CAVB nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which will have, individually or in the aggregate, a Material Adverse Effect on CAVB.
      (b) (i) Each CAVB Contract is valid and binding on CAVB or any of its Subsidiaries, as applicable, and in full force and effect, (ii) CAVB and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each CAVB Contract, except where such noncompliance, either individually or in the aggregate, will not have a Material Adverse Effect on CAVB, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of CAVB or any of its Subsidiaries under any such CAVB Contract, except where such default which will, either individually or in the aggregate, have a Material Adverse Effect on CAVB.
      4.15     Agreements with Regulatory Agencies. Neither CAVB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2000, a recipient of any supervisory letter from, or since January 1, 2000, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the CAVB Disclosure Schedule, a “CAVB Regulatory Agreement”), nor, to the knowledge of CAVB, has CAVB or any of its Subsidiaries been advised since January 1, 2000, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such CAVB Regulatory Agreement.
      4.16     Interest Rate Risk Management Instruments. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on CAVB, (a) all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of CAVB, one of its Subsidiaries, or for the account of a customer of CAVB or one of its Subsidiaries, were entered into in the ordinary course of business and, to CAVB’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of CAVB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect; (b) CAVB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and (c) to CAVB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
      4.17     Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of CAVB included in the CAVB Form 10-Q and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2005, neither CAVB nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had or will have, a Material Adverse Effect on CAVB.
      4.18     Insurance. CAVB and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by bank holding companies and their subsidiaries comparable in size and operations to CAVB and its Subsidiaries.
      4.19     Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on CAVB of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of CAVB, threatened against CAVB, which liability or obligation will, either individually or in the aggregate, have a Material Adverse Effect on CAVB. To the knowledge of CAVB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will, either individually or in the aggregate, have a Material Adverse Effect on CAVB. CAVB is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that will have, either individually or in the aggregate, a Material Adverse Effect on CAVB.
      4.20     State Takeover Laws. The Board of Directors of CAVB has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to CAVB, such that the provisions of such sections of the TCBA will not apply to this Agreement or any of the transactions contemplated hereby or thereby.
      4.21     Reorganization. As of the date of this Agreement, CAVB is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
      4.22     Information Supplied. None of the information supplied or to be supplied by CAVB for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by CAVB with respect to statements made or incorporated by reference therein based on information supplied by PNFP for inclusion or incorporation by reference in the Joint Proxy Statement.
      4.23     Internal Controls. The records, systems, controls, data and information of CAVB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CAVB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Materially Adverse Effect on the system of internal accounting controls described in the following sentence. As and to the extent described in the CAVB Reports filed with the SEC prior to the date hereof, CAVB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. CAVB (i) has designed disclosure controls and procedures to ensure that material information relating to CAVB, including its consolidated Subsidiaries, is made known to the management of CAVB by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to CAVB’s independent registered public accounting firm and the audit committee of CAVB’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect CAVB’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in CAVB’s internal control over financial reporting. CAVB has made available to PNFP a summary of any such disclosure made by management to PNFP’s auditors and audit committee since January 1, 2002. CAVB has initiated its process of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and expects to be in full compliance therewith by the mandated compliance date.
      4.24     Opinion of CAVB Financial Advisor. CAVB has received the opinion of its financial advisor, Hovde Financial LLC dated the date of this Agreement, to the effect that the consideration received by the holders of CAVB Common Stock is fair, from a financial point of view, to CAVB and the holders of CAVB Common Stock.
ARTICLE V.
COVENANTS RELATING TO CONDUCT OF BUSINESS
      5.1     Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the PNFP Disclosure Schedule and the CAVB Disclosure Schedule), each of CAVB and PNFP shall, and shall cause each of their respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action which would adversely affect or delay the ability of either CAVB or PNFP to obtain any necessary approvals of any Regulatory Agency or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.
      5.2     CAVB Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the CAVB Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, CAVB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PNFP (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of CAVB or any of its wholly-owned Subsidiaries to CAVB or any of its Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, sales of certificates of deposit and entering into repurchase agreements);

(b) (i) adjust, split, combine or reclassify any shares of its capital stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends declared in 2005 at a rate not in excess of $0.08 per share of CAVB Common Stock and payable in 2005, (B) dividends paid by any of the Subsidiaries of CAVB to CAVB or to any of its wholly-owned Subsidiaries, and (C) the acceptance of shares of CAVB’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of CAVB’s Stock Options, in accordance with past practice and the terms of the applicable award agreements); (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or (iv) issue any additional shares of capital stock except pursuant to the exercise of CAVB Stock Options outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement;

(c) (i) except for normal increases made in the ordinary course of business consistent with past practice, or as required by applicable law or an existing agreement, increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee, or director of CAVB, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than in the ordinary course of business consistent with past practice or as required by applicable law or any existing agreement, or (v) except as provided under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any CAVB Stock Options;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to CAVB and its Subsidiaries, taken as a whole, to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any indebtedness that is material to CAVB and its Subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to CAVB and its Subsidiaries, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to CAVB and its Subsidiaries, taken as a whole, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to CAVB and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other individual, corporation or other entity;

(g) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than PNFP or its Subsidiaries) or any action taken by any person or entity from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(i) other than in prior consultation with PNFP, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice;

(k) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(l) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(m) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(n) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.
      5.3     PNFP Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in the PNFP Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, PNFP shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of CAVB (which consent shall not be unreasonably withheld):

(a) (i) adjust, split, combine or reclassify any shares of its capital stock; (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock except (A) dividends paid by any of the Subsidiaries of PNFP to PNFP or to any of its wholly-owned Subsidiaries, (B) the acceptance of shares of PNFP’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of PNFP’s Stock Options, or the vesting of PNFP stock-based awards, in accordance with the terms of applicable award agreements, or (C) the acceptance of shares of PNFP Common Stock upon forfeiture of any restricted shares pursuant to an award of restricted shares under any PNFP Stock Plan; (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants to employees of PNFP made in the ordinary course of business consistent with past practices under the PNFP Stock Plan; or (iv) issue any additional shares of its capital stock except pursuant to the exercise of PNFP Stock Options outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement;

(b) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to PNFP and its Subsidiaries, taken as a whole, to any individual, corporation or other entity other than a Subsidiary other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(c) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to PNFP, other than (i) any such acquisition that would not reasonably be expected to have a Material Adverse Effect on PNFP, or materially delay completion of the transactions contemplated hereby or have any effect specified in Section 5.3(f) or (ii) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

(d) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(e) amend its charter (except to authorize additional Common Shares) or bylaws;

(f) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(g) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(h) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(i) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3; or

(j) permit any director of PNFP to sell any shares of PNFP Common Stock, except for transfers to affiliated parties of such directors or gifts without consideration.
ARTICLE VI.
ADDITIONAL AGREEMENTS
      6.1     Regulatory Matters.
      (a) CAVB and PNFP shall promptly prepare and file with the SEC the Joint Proxy Statement and PNFP shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of CAVB and PNFP shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and CAVB and PNFP shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. PNFP shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and CAVB shall furnish all information concerning CAVB and the holders of CAVB Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/ Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of PNFP and CAVB.
      (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. CAVB and PNFP shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PNFP or CAVB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

      (c) Each of CAVB and PNFP shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of CAVB, PNFP or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
      (d) Each of CAVB and PNFP shall promptly advise the other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.
      (e) PNFP and CAVB shall promptly furnish each other with copies of written communications received by PNFP and CAVB, as the case may be, or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.
      6.2     Access to Information.
      (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of CAVB and PNFP, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of CAVB and PNFP shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which CAVB or PNFP, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither CAVB nor PNFP nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of CAVB’s or PNFP’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
      (b) Each of PNFP and CAVB agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.2 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representative to keep confidential, all information and documents obtained pursuant to this Section 6.2 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the providing party or (iv) is or becomes readily ascertainable from publicly available sources. If this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party.
      (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

      6.3     Shareholders’ Approvals. Each of CAVB and PNFP shall call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of voting upon proposals to adopt this Agreement and approve the Merger Agreement and the Merger, and each shall use its reasonable best efforts, to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of PNFP and CAVB shall use its reasonable best efforts (and subject to its fiduciary duty) to obtain from the shareholders of PNFP and CAVB, as the case may be, the vote in favor of the adoption of this Agreement required by the TBCA and PNFP’s and CAVB’s charter and bylaws, as the case may be to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of CAVB and PNFP at such meeting for the purpose of obtaining the CAVB Shareholder Approval or PNFP Shareholder Approval, as the case may be, and voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve CAVB and PNFP of such obligations.
      6.4     Legal Conditions to Merger. Each of CAVB and PNFP shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by PNFP or CAVB or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.
      6.5     Affiliates. CAVB shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of CAVB to deliver to PNFP, as soon as practicable after the date of this Agreement, and prior to the date of the shareholders’ meetings called by CAVB to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit 6.5.
      6.6     Stock Quotation or Listing. PNFP shall cause the shares of PNFP Common Stock to be issued in the Merger to be qualified for quotation or listing on the NASDAQ National Market, subject to official notice of issuance, prior to the Effective Time. PNFP shall cause the shares of CAVB Common Stock to be de-listed with the NASDAQ National Market and the SEC after the Effective Time.
      6.7     Employee Benefit Plans; Existing Agreements.
      (a) As of the Effective Time, to the extent permissible under the terms of the PNFP employee benefit Plans, the employees of CAVB and its Subsidiaries (the “CAVB Employees”) shall be eligible to participate in PNFP’s employee benefit plans in which similarly situated employees of PNFP or its Subsidiaries participate, to the same extent as similarly situated employees of PNFP or its Subsidiaries (it being understood that inclusion of CAVB Employees in PNFP’s employee benefit plans may occur at different times with respect to different plans) except as provided below.
      (b) With respect to each PNFP Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, service with CAVB shall be treated as service with PNFP; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each PNFP employee benefit plan shall waive pre-existing condition limitations to the same extent waived under the applicable CAVB employee benefit plan. CAVB Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the PNFP employee benefit plans.

      (c) From and after the Effective Time, PNFP or the Surviving Corporation, as applicable, will assume and honor and shall cause the appropriate Subsidiaries of PNFP to assume and to honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between CAVB or its Subsidiaries and any employee thereof, and all accrued and vested benefit obligations, including any related to CAVB’s Director Supplemental Retirement Plan or Executive Supplemental Retirement Plan, existing prior to the execution of this Agreement which are between CAVB or any of its Subsidiaries and any current or former director, officer, employee or consultant thereof. PNFP acknowledges and agrees that the Merger shall constitute a “Change of Control” or “Change in Control” as defined in such agreements and further agrees that any subsequent voluntary termination by those employees subject to severance agreements and set forth on Section 6.7(e) of the CAVB Disclosure Schedule of his or her employment within twelve (12) months of the Effective Time shall automatically obligate PNFP or the Surviving Corporation to make payment of obligations under any such agreements.
      (d) From and after the Effective Time, PNFP or the Surviving Corporation, as applicable, will, and will cause any applicable Subsidiary thereof or Employee Benefit Plan, to provide or pay when due to CAVB’s employees as of the Effective Time all benefits and compensation pursuant to CAVB’s Employee Plans, programs and arrangements in effect on the date hereof earned or accrued through, and to which such individuals are entitled as of the Effective Time (or such later time as such Employee Benefit Plans as in effect at the Effective Time are terminated or canceled by PNFP or the Surviving Corporation) subject to compliance with the terms of this Agreement, including, without limitation, any amounts accrued for the benefit of the employees of the CAVB as of the Effective Time, payable pursuant to CAVB’s and its Subsidiaries cash bonus plan based on return on equity, which amount PNFP agrees to pay within ten (10) days following the Closing of the Merger.
      6.8     Indemnification; Directors’ and Officers’ Insurance.
      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of CAVB or any of its Subsidiaries, or who is or was serving at the request of CAVB or any of its Subsidiaries as a director, officer, employee or agent of another person, including any entity specified in the CAVB Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of CAVB or any of its Subsidiaries or any entity specified in the CAVB Disclosure Schedule or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, PNFP shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.
      (b) PNFP shall use its reasonable best efforts to cause the individuals serving as officers and directors of CAVB, its Subsidiaries or any entity specified in the CAVB Disclosure Schedule immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time (or the period of the applicable statute of limitations, if longer) by the directors’ and officers’ liability insurance policy maintained by CAVB (provided that PNFP may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

      (c) In the event PNFP or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of PNFP assume the obligations set forth in this Section 6.8.
      (d) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
      6.9     Additional Agreements. In case at any time before or after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of PNFP, on the one hand, and a Subsidiary of CAVB, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, PNFP. As long as PNFP has certified to CAVB that all conditions to Closing have been met as described in this Agreement, if PNFP makes a request to CAVB to make accounting adjustments prior to the Effective Time, such changes shall be made, but to the extent CAVB might not have otherwise made such adjustments except at the request of PNFP, such changes shall not impact the calculation of income or financial returns for purposes of determining the bonuses of employees of CAVB or its Subsidiaries.
      6.10     Advice of Changes. CAVB and PNFP shall each promptly advise the other party of any change or event (i) having a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.
      6.11     Exemption from Liability Under Section 16(b). PNFP and CAVB agree that, in order to most effectively compensate and retain CAVB Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that CAVB Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CAVB Common Stock and CAVB Stock Options into shares of PNFP Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.11. Assuming that CAVB delivers to PNFP the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of PNFP, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by CAVB Insiders of PNFP Common Stock in exchange for shares of CAVB Common Stock, and of options on PNFP Common Stock upon conversion of options on CAVB Common Stock, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. The term “Section 16 Information” shall mean information accurate in all material respects regarding CAVB Insiders, the number of shares of CAVB Common Stock held by each such CAVB Insider and expected to be exchanged for PNFP Common Stock in the Merger, and the number and description of the options on CAVB Common Stock held by each such CAVB Insider and expected to be converted into options on PNFP Common Stock in connection with the Merger; provided that the requirement for a description of any CAVB Stock Options shall be deemed to be satisfied if copies of all CAVB Stock Plans, and forms of agreements evidencing grants thereunder, under which such CAVB Stock Options have been granted, have been made available to PNFP. The term “CAVB Insiders” shall mean those officers and directors of CAVB who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.
      6.12 Acquisition Proposals.
      (a) CAVB and its Subsidiaries and each of their respective affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by CAVB or any of its Subsidiaries) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal, as defined below. From the date of this Agreement through the Effective Time, CAVB shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal. Any violation of the foregoing restrictions by any representative of CAVB, whether or not such representative is so authorized and whether or not such representative is purporting to act on behalf of such party or otherwise, shall be deemed to be a breach of this Agreement by CAVB.
      (b) Notwithstanding the foregoing, the Board of Directors of CAVB shall be permitted, prior to its meeting of shareholders to be held pursuant to Section 6.3, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its Board of Directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal, as defined below, if and only to the extent that the Board of Directors of CAVB reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.12 and to first entering into a confidentiality agreement having provisions that are no less restrictive to such person than those contained in the Confidentiality Agreement.

(i) CAVB shall notify PNFP promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to CAVB or any of its Subsidiaries by any person that informs CAVB or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such party relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). CAVB shall also promptly, and in any event within 24 hours, notify PNFP, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.12(b) and keep PNFP informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(ii) Nothing contained in this Section 6.14 shall prohibit CAVB or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.
      (c) CAVB agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition

Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.
      (d) Nothing in this Section 6.12 shall (x) permit CAVB to terminate this Agreement or (y) affect any other obligation of CAVB under this Agreement. CAVB shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.
      (e) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of CAVB or any of its significant subsidiaries (as defined under Regulation S-X of the SEC), (x) direct or indirect acquisition or purchase of any class of equity securities representing 10% or more of the voting power of CAVB or its significant subsidiaries, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the voting power of CAVB, or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CAVB or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.
      (f) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the Board of Directors of CAVB concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of CAVB from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.12(e) except that the reference to “10% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving CAVB.
      6.13     Bank Merger. At or prior to the Effective Time, if requested by PNFP, CAVB shall cause CAVB BANK to enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”) with PNFP BANK pursuant to which CAVB BANK shall merge with and into PNFP BANK after the Merger. Promptly following execution of such Bank Merger Agreement, CAVB shall approve such agreement as the sole shareholder of CAVB BANK. The Bank Merger Agreement shall contain such terms and conditions as are reasonable, normal and customary in light of the transactions contemplated hereby including a covenant that consummation of the merger of CAVB BANK with and into PNFP BANK would not occur earlier than simultaneous with consummation of the Merger and a provision for termination of the Bank Merger Agreement upon termination of this Agreement.
ARTICLE VII.
CONDITIONS PRECEDENT
      7.1     Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the respective requisite affirmative votes of the holders of PNFP Common Stock and CAVB Common Stock entitled to vote thereon.

(b) Listing or Quotation. The shares of PNFP Common Stock which shall be issued to the shareholders of CAVB upon consummation of the Merger shall have been qualified for quotation on the NASDAQ National Market, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of the Merger.

(f) Federal Tax Opinion. The parties hereto shall have received the opinion of counsel, in form and substance reasonably satisfactory to PNFP and CAVB and their respective counsel, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in each such opinion which are consistent with the state of facts existing at the Effective Time:

(i) The Merger will constitute a reorganization under Section 368(a) of the Code, and PNFP and CAVB will each be a party to the reorganization;

(ii) No gain or loss will be recognized by PNFP or CAVB as a result of the Merger; and

(iii) No gain or loss will be recognized by shareholders of CAVB who exchange their CAVB Common Stock solely for PNFP Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in PNFP Common Stock).
      In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of PNFP, CAVB and others.
      7.2     Conditions to Obligations of CAVB. The obligation of CAVB to effect the Merger is also subject to the satisfaction, or waiver by CAVB, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of PNFP set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and CAVB shall have received a certificate signed on behalf of PNFP by the Chief Executive Officer and the Chief Financial Officer of PNFP to the foregoing effect.

(b) Performance of Obligations of PNFP. PNFP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CAVB shall have received a certificate signed on behalf of PNFP by the Chief Executive Officer and the Chief Financial Officer of PNFP to such effect.

(c) Terry Turner. M. Terry Turner shall continue to be President and CEO of Pinnacle National Bank, a Subsidiary of PNFP.

      7.3     Conditions to Obligations of PNFP. The obligation of PNFP to effect the Merger is also subject to the satisfaction or waiver by PNFP at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2., the representations and warranties of CAVB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and PNFP shall have received a certificate signed on behalf of CAVB by the Chief Executive Officer and the Chief Financial Officer of CAVB to the foregoing effect.

(b) Performance of Obligations of CAVB. CAVB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PNFP shall have received a certificate signed on behalf of CAVB by the Chief Executive Officer and the Chief Financial Officer of CAVB to such effect.

(c) Bank Merger. The bank Subsidiaries of PNFP and CAVB shall have received all Requisite Regulatory Approval and shareholder and other approvals necessary to be merged together.

(d) Regulatory Agreement. There are no CAVB Regulatory Agreements in effect that would have a Material Adverse Effect on PNFP after the Effective Time.
ARTICLE VIII.
TERMINATION AND AMENDMENT
      8.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of CAVB or PNFP:

(a) by mutual consent of PNFP and CAVB in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either the Board of Directors of PNFP or the Board of Directors of CAVB, upon written notice to the other party, if a Governmental Entity that must provide PNFP or CAVB with a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either the Board of Directors of PNFP or the Board of Directors of CAVB, upon written notice to the other party, if the Merger shall not have been consummated on or before March 31, 2006; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either CAVB or PNFP (provided that the party terminating shall not be in material breach of any of its obligations under Section 6.3) if any approval of the shareholders of CAVB or PNFP required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either PNFP or CAVB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing;

provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by PNFP) or Section 7.3(a) (in the case of a breach of a representation or warranty by CAVB);

(f) by either PNFP or CAVB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant, together with all other such breaches, would entitle the party entitled to the benefit of such covenant not to consummate the transactions contemplated hereby under Section 7.2(b) (in the case of a breach of covenant by PNFP) or Section 7.3(b) (in the case of a breach of covenant by CAVB); or

(g) by either PNFP or CAVB, if (i) the Board of Directors of the other does not publicly recommend in the Joint Proxy Statement that its shareholders approve and adopt this Agreement, (ii) after recommending in the Joint Proxy Statement that such shareholders approve and adopt this Agreement, such Board of Directors shall have withdrawn, modified or amended such recommendation in any manner adverse to the other party, or (iii) the other party materially breaches its obligations under this Agreement by reason of a failure to call a meeting of its shareholders or a failure to prepare and mail to its shareholders the Joint Proxy Statement/ Prospectus in accordance with Sections 6.1 and 6.3.

(h) by PNFP, if the Board of Directors of CAVB has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose any Acquisition Proposal, as defined below, with any person other than PNFP.

      8.2     Effect of Termination. In the event of termination of this Agreement by either CAVB or PNFP as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of PNFP or CAVB or their respective officers or directors, except with respect to Sections 6.2(b), which may be enforced by injunction restraining the breaching party from violation of this provision, the parties hereby consent to such injunction, 8.2, 8.3, 9.4, and 9.10, which shall survive such termination. Liabilities or damages arising out of the willful breach of this Agreement shall be assessed and paid in the amount of $2.5 million by such breaching party to the other party.
      8.3     Termination Fee.
      (a) As an alternative to the fee specified in Section 8.2, PNFP may request that CAVB shall pay PNFP, by wire transfer of immediately available funds, the sum of $5.0 million (the “Termination Fee”) if this Agreement is terminated as follows:

(i) if PNFP shall terminate this Agreement pursuant to Section 8.1(h), then CAVB shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(d) because the required CAVB shareholder approval shall not have been received and (B) at any time after the date of this Agreement and at or before the date of the CAVB Shareholders Meeting a bona fide Acquisition Transaction, as defined below, shall have been publicly announced or otherwise communicated to the Board of Directors of CAVB (a “Public Proposal”) that has not been withdrawn prior to such date, then CAVB shall pay one-third of the Termination Fee on the business day following such termination; and if (C) within twelve (12) months of the date of such termination of this Agreement, CAVB or any of its Subsidiaries enters into any definitive Agreement with respect to, or consummates, any Acquisition Transaction, then CAVB shall pay the remaining two-thirds of the Termination Fee on the date of such execution or consummation; and

(iii) if (A) either party shall terminate this Agreement pursuant to Section 8.1(c) or PNFP shall terminate this Agreement pursuant to Section 8.1(e) or (f), (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to CAVB that has not been withdrawn prior to such termination, and (C) following the occurrence of such Public Proposal, CAVB shall have intentionally breached (and not cured after notice thereof) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement, then CAVB shall pay one-third of the Termination Fee on the business day following such termination; and (D) if within twelve (12) months of the date of such termination of this Agreement, CAVB or any of its Subsidiaries executes any definitive agreement with respect to, or consummates, any Acquisition Transaction, then CAVB shall pay the remaining two-thirds of the Termination Fee upon the date of such execution or consummation.
      (b) If either party fails to pay all amounts due to the other party under Sections 8.2 or 8.3 on the dates specified, then the nonpaying party shall pay all costs and expenses (including legal fees and expenses) incurred by the other party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by the other party.
      (c) The parties acknowledge that the agreements contained in Section 8.2 and 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.
      (d) For purposes of this Agreement, the term “Acquisition Transaction” shall mean (i) the direct or indirect acquisition, purchase or assumption of all or a substantial portion of the assets or deposits of CAVB, (ii) the acquisition by any person of direct or indirect beneficial ownership (including by way of merger, consolidation, share exchange or otherwise) of 20% or more of the outstanding shares of voting stock of CAVB, or (iii) a merger, consolidation, business combination, liquidation, dissolution or similar transaction of or involving CAVB, other than a merger, business combination or similar transaction pursuant to which persons who are shareholders of CAVB immediately prior to such transaction own 60% or more of the voting stock of the surviving entity (or parent thereof) immediately after consummation of such transaction and, as a result of such transaction, no person or group (within the meaning of Section 13(d)(3) of the Exchange Act) holds 20% or more of the voting stock of the surviving entity (or parent thereof) immediately following consummation of such transaction.
      8.4     Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of CAVB and PNFP; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective shareholders of CAVB or PNFP, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of CAVB Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      8.5     Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective shareholders of CAVB or PNFP, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of CAVB Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX.
GENERAL PROVISIONS
      9.1     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than the later of January 2, 2006, or five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless extended by mutual agreement of the parties (the “Closing Date”).
      9.2     Standard. No representation or warranty of CAVB contained in Article IV or of PNFP contained in Article III shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of PNFP, or Article IV, in the case of CAVB, has had or would be reasonably likely to have a Material Adverse Effect with respect to PNFP or CAVB, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in Section 3.2(a), in the case of PNFP, and Section 4.2(a), in the case of CAVB, shall be deemed untrue and incorrect if not true and correct in all material respects.
      9.3     Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.10 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.
      9.4     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by CAVB and PNFP.
      9.5     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a) if to CAVB, to:
Ed C. Loughry, Jr.
Chairman
Cavalry Bancorp, Inc.
114 W. College Street
Murfreesboro, TN 37130
Fax: (615) 494-9650
and
(b) if to PNFP, to:
Hugh M. Queener
Chief Administrative Officer
Pinnacle Financial Partners, Inc.
211 Commerce St., Ste. 300
Nashville, TN 37201
Fax: (615) 744-3844

with a copy to:
Mary Neil Price, Esq.
Miller & Martin
1200 One Nashville Place
150 4th Ave. North
Nashville, TN 37219
Fax: (615) 256-8197

with a copy to:
Steven J. Eisen, Esq.
Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC
211 Commerce St., Ste. 1000
Nashville, TN 37201
Fax: (615) 744-5718
      9.6     Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Disclosure Schedules and each other Exhibit and Schedule shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural forms of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word.
      9.7     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
      9.8     Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
      9.9     Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement against any party shall be brought only in a court of record of, or in any federal court located in, Davidson County in the State of Tennessee, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts sitting in Davidson County, Tennessee, and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.
      9.10     Publicity. Except as otherwise required by applicable law or the rules of the NASDAQ, neither CAVB nor PNFP shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of PNFP, in the case of a proposed announcement or statement by CAVB, or CAVB, in the case of a proposed announcement or statement by PNFP, which consents shall not be unreasonably withheld.
      9.11     Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective Board of Directors of PNFP and CAVB.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh M. Queener	By: /s/ M. Terry Turner

Secretary	Title: President and CEO

Attest:	CAVALRY BANCORP, INC.:

/s/ Ira B. Lewis, Jr.	By: /s/ Ed C. Loughry, Jr.

Secretary	Title: Chairman and CEO

EXHIBIT 6.5
AFFILIATE AGREEMENT
      This Affiliate Agreement (the “Affiliate Agreement”) is made and entered into as of September 30, 2005 (the “Effective Date”) among Cavalry Bancorp, Inc., a Tennessee corporation (“Cavalry”), Pinnacle Financial Partners, Inc., a Tennessee corporation (“Pinnacle”) and the undersigned stockholder of Cavalry (“Stockholder”).
RECITALS
      A. This Affiliate Agreement is entered into pursuant to that certain Agreement and Plan of Merger dated as of September 30, 2005, between Cavalry and Pinnacle (as such may be amended, the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of Cavalry with and into Pinnacle, with Pinnacle to be the surviving corporation of the Merger, all pursuant to the terms and conditions of the Merger Agreement and the Articles of Merger to be entered into between Cavalry and Pinnacle (the “Articles of Merger”). The Merger Agreement and the Articles of Merger are collectively referred to herein as the “Merger Agreements.” Capitalized terms used but not otherwise defined in this Affiliate Agreement have the meanings ascribed to such terms in the Merger Agreement.
      B. The Merger Agreements provide that, in the Merger, the shares of Cavalry Common Stock that are issued and outstanding at the Effective Time of the Merger will be converted into shares of Pinnacle Common Stock, all as more particularly set forth in the Merger Agreement.
      C. Stockholder understands that Stockholder may be deemed an “affiliate” of Cavalry within the meaning of Rule 145 of the Securities Act of 1933, as amended (the “1933 Act”), and, as such, any shares of Pinnacle Common Stock acquired by the Stockholder in the Merger may be disposed of only in conformity with the limitations described herein.
A G R E E M E N T
      1. Representations, Warranties and Covenants of Stockholder. Stockholder represents, warrants and covenants as follows:

(a) Authority; Affiliate Status. Stockholder has all requisite right, power, legal capacity and authority to execute and deliver this Affiliate Agreement and to perform its obligations hereunder. This Affiliate Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms. Stockholder further understands and agrees that Stockholder may be deemed to be an “affiliate” of Cavalry within the meaning of the 1933 Act and, in particular, Rule 145 promulgated under the 1933 Act (“Rule 145”).

(b) Cavalry Securities Owned. Attachment 1 hereto sets forth all shares of Cavalry capital stock and any other securities of Cavalry owned by Stockholder, including all securities of Cavalry as to which Stockholder has sole or shared voting or investment power, and all rights, options and warrants to acquire shares of capital stock or other securities of Cavalry granted to or held by Stockholder (such shares of Cavalry capital stock, other securities of Cavalry and rights, options and warrants to acquire shares of Cavalry capital stock and other securities of Cavalry are hereinafter collectively referred to as “Cavalry Securities”). As used herein, the term “Expiration Date” means the earliest to occur of (i) the closing, consummation and effectiveness of the Merger, or (ii) such time as the Merger Agreement may be terminated in accordance with its terms.

(c) New Cavalry Securities. As used herein, the term “New Cavalry Securities” means, collectively, any and all shares of Cavalry Capital Stock, other securities of Cavalry, and rights, options and warrants to acquire shares of Cavalry Capital Stock and other securities of Cavalry that Stockholder may purchase or otherwise acquire any interest in (whether of record or beneficially), on and after the Effective Date of this Affiliate Agreement and prior to the Expiration Date. All New Cavalry Securities will be subject to the terms of this Affiliate Agreement to the same extent and in the same manner as if they were Cavalry Securities.

(d) Further Assurances. Stockholder agrees to execute and deliver any additional documents reasonably necessary or desirable, in the opinion of Pinnacle or Cavalry, to carry out the purposes and intent of this Affiliate Agreement.

(e) Merger Securities. As used herein, the term “Merger Securities” means, collectively, all shares of Pinnacle Common Stock that are or may be issued by Pinnacle in connection with the Merger or the transactions contemplated by the Merger Agreements, or to any former holder of Cavalry options, warrants or rights to acquire shares of Cavalry Common Stock, and any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor or upon conversion thereof.

(f) Transfer Restrictions on Merger Securities. Stockholder has been advised that the issuance of the shares of Pinnacle Common Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement of Form S-4 under the 1933 Act, and that the provisions of Rule 145 will limit Stockholder’s resales of such Merger Securities. Stockholder accordingly agrees not to sell, transfer, exchange, pledge, or otherwise dispose of, or make any offer or agreement relating to, any of the Merger Securities and/or any option, right or other interest with respect to any Merger Securities that Stockholder may acquire, unless: (i) such transaction is permitted pursuant to Rule 145(d) under the 1933 Act; or (ii) legal counsel representing Stockholder, which counsel is reasonably satisfactory to Pinnacle, shall have advised Pinnacle in a written opinion letter reasonably satisfactory to Pinnacle and Pinnacle’s legal counsel, and upon which Pinnacle and its legal counsel may rely, that no registration under the 1933 Act would be required in connection with the proposed sale, transfer, exchange, pledge or other disposition of Merger Securities by Stockholder; or (iii) a registration statement under the 1933 Act covering the Merger Securities proposed to be sold, transferred, exchanged, pledged or otherwise disposed of, describing the manner and terms of the proposed sale, transfer, exchange, pledge or other disposition, and containing a current prospectus, shall have been filed with the Securities and Exchange Commission (“SEC”) and been declared effective by the SEC under the 1933 Act; or (iv) an authorized representative of the SEC shall have rendered written advice to Stockholder (sought by Stockholder or counsel to Stockholder, with a copy thereof and all other related communications delivered to Pinnacle and its legal counsel) to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to the proposed disposition of Merger Securities if consummated. Nothing herein imposes upon Pinnacle any obligation to register any Merger Securities under the 1933 Act.

(g) No Sale; Intent. Stockholder does not now have, and as of the Effective Time of the Merger will not have, any present plan or intention (a “Plan of Transfer”) to engage in a sale, exchange, transfer, distribution, pledge, disposition or any other transaction within one year following the consummation of the Merger which would result in a direct or indirect disposition (a “Sale”) of any of the shares of Pinnacle Common Stock (or other Merger Securities) that Stockholder may acquire in connection with the Merger, or any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor or upon conversion thereof (“Derivative Securities”). Stockholder is not aware of, nor is Stockholder participating in, any Plan of Transfer to engage in Sales of shares of Pinnacle Common Stock (or other Merger Securities) to be issued in the Merger (including Derivative Securities). Stockholder agrees not to sell any Cavalry Securities or New Cavalry Securities prior to the Expiration Date, except for transfers to affiliated parties or gifts without consideration.

      2. Representations, Warranties and Covenants of Pinnacle. Pinnacle represents, warrants and covenants that it will remain current in its 1934 Act filings for the appropriate period of time to which the restrictions of this Agreement shall apply to the Stockholder. Pinnacle currently is in compliance with Rule 144(c) promulgated under the 1933 Act.

      3. Legends. Stockholder also understands and agrees that stop transfer instructions will be given to Pinnacle’s transfer agent with respect to certificates evidencing the Merger Securities to enforce Stockholder’s compliance with Stockholder’s representations in Section 1 and Stockholder’s compliance with applicable securities laws regarding the Merger Securities, and that there will be placed on the certificates evidencing such Merger Securities such legends as Pinnacle or its counsel may reasonably require, including without limitation, a legend providing substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE TRANSFERRED IN CONFORMITY WITH RULE 145(d) UNDER SUCH ACT OR IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”
Pinnacle agrees to instruct the transfer agent to remove the stop transfer order with respect to the Merger Securities at such time as the applicable securities laws will allow.
      4. Notices. Any notice or other communication required or permitted to be given under this Affiliate Agreement will be in writing, will be delivered personally or by mail or express delivery, postage prepaid, return receipt requested, and will be deemed given upon actual delivery or, if mailed by registered or certified mail, on the third business day following deposit in the mails, addressed as follows:
(a) if to Cavalry, to:
Ed C. Loughry, Jr.
Chairman
Cavalry Bancorp, Inc.
114 W. College Street
Murfreesboro, TN 37130
Fax: (615) 494-9650
and
(b) if to Pinnacle, to:
Hugh M. Queener
Chief Administrative Officer
Pinnacle Financial Partners, Inc.
211 Commerce St., Ste. 300
Nashville, TN 37201
Fax: (615) 744-3844
(c) If to Stockholder:

Fax:

with a copy to:
Mary Neil Price, Esq.
Miller & Martin
1200 One Nashville Place
150 4th Ave. North
Nashville, TN 37219
Fax: (615) 256-8197
with a copy to:
Steven J. Eisen, Esq.
Baker, Donelson, Bearman,
Caldwell & Berkowitz, PC
211 Commerce St., Ste. 1000
Nashville, TN 37201
Fax: (615) 744-5718
at the address for notice to such Stockholder set forth on the last page hereof. or to such other address as the party in question may have furnished to the other party by written notice given in accordance with this Section 3.
      5. Survival; Termination. All representations, warranties and agreements made by Stockholder and Pinnacle in this Affiliate Agreement shall survive the consummation of the Merger. This Affiliate Agreement shall be terminated and shall be of no further force and effect upon any termination of the Merger Agreement pursuant to its terms.

      6. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Affiliate Agreement shall be paid by the party incurring such costs and expenses.
      7. Counterparts. This Affiliate Agreement may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same agreement. This Affiliate Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of all parties reflected hereon as signatories.
      8. Assignment, Binding Effect. Except as provided herein, neither this Affiliate Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Affiliate Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
      9. Amendment and Waivers. Any term or provision of this Affiliate Agreement may be amended, and the observance of any term of this Affiliate Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the parties to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default.
      10. Entire Agreement. This Affiliate Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings between the parties with respect thereto.
      11. Severability. Any term or provision of this Affiliate Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Affiliate Agreement or affecting the validity or enforceability of any of the terms or provisions of this Affiliate Agreement in any other jurisdiction. If any provision of this Affiliate Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
      12. Governing Law. The internal laws of the State of Tennessee (irrespective of its choice of law principles) will govern the validity of this Affiliate Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.
      13. Construction. The language hereof will not be construed for or against either party. A reference to a section will mean a section in this Affiliate Agreement, unless otherwise explicitly set forth. The titles and headings in this Affiliate Agreement are for reference purposes only and will not in any manner limit the construction of this Affiliate Agreement. For the purposes of such construction, this Affiliate Agreement will be considered as a whole.

      IN WITNESS WHEREOF, the parties hereto have caused this Affiliate Agreement to be executed as of the date first written above.

Pinnacle Financial Partners, Inc.	Cavalry Bancorp, Inc.

By:	By:

Title:	Title:

Stockholder

Name:

Attachment 1

Stockholders’ Address for Notice:

Number of Shares of Cavalry Common Stock owned as of the date of this Affiliate Agreement:

Number of Cavalry Options or Warrants for Common Stock owned as of the date of this Affiliate Agreement:

APPENDIX B
30 September 2005
Board of Directors
Pinnacle Financial Partners, Inc.
211 Commerce Street
Suite 300
Nashville, TN 37201
Members of the Board:
      You have requested our opinion as to the fairness, from a financial point of view, to Pinnacle Financial Partners, Inc. (the “Company”) of the consideration to be paid by the Company in connection with the proposed merger (the “Merger”) of Cavalry Bancorp, Inc. (“Cavalry”) with and into the Company pursuant and subject to the Agreement and Plan of Merger between the Company and Cavalry dated as of September 30, 2005 (the “Agreement”). Pursuant to the Agreement, each outstanding share of Cavalry common stock, no par value, (the “Cavalry Common Stock”), will be converted into 0.950 shares of the Company’s common stock, par value $1.00 per share, (“Pinnacle Common Stock”) and each outstanding option to acquire Cavalry Common Stock will be converted to an option to acquire 0.950 shares of Pinnacle Common Stock, subject to the terms for option exercise as set forth in the Agreement, (the “Consideration”) all as more fully set forth in the Agreement.
      In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the audited financial statements of Cavalry as of and for the years ended December 31, 2002, 2003 and 2004 and the unaudited financial statements for the periods ended March 31, 2005 and June 30, 2005;

3.	reviewed Cavalry’s annual and quarterly reports filed on Form 10-K and 10-Q, respectively, for the periods ended December 31, 2002, 2003, and 2004, and March 31, 2005 and June 30, 2005;

4.	reviewed other Cavalry financial and operating information requested from and/or provided by Cavalry;

5.	reviewed certain other publicly available information on Cavalry; and

6.	discussed with members of the senior management of the Company and Cavalry certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.
      With the Company’s consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Cavalry or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of Cavalry.
Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
550 W. Washington • Suite 1650 • Chicago, IL 60661
312-612-7785 • 877-587-7748 Toll Free • 312-612-7786 Fax

With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with the Company’s consent, that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.
      Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.
      We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of the Company’s stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness to the Company, from a financial point of view, of the Consideration to be paid by the Company in connection with the Merger. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.
      In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of Cavalry and certain other publicly held companies in businesses we believe to be comparable to Cavalry; (ii) the current and projected financial position and results of operations of Cavalry; (iii) the historical market prices and trading activity of the Common Stock of Cavalry; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.
      In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
      Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.
      In the ordinary course of our business, Raymond James may trade in the securities of the Company and Cavalry for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      It is understood that this letter is solely for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.
      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C
September 30, 2005
Board of Directors
Cavalry Bancorp, Inc.
114 West College Street
Murfreesboro, TN 37120
Dear Members of the Board:
      We understand that Cavalry Bancorp, Inc., a Tennessee corporation (“Cavalry”) and Pinnacle Financial Partners, Inc., a Tennessee corporation (“Pinnacle”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to-be-dated on or about September 30, 2005, pursuant to which Cavalry will merge with and into Pinnacle (the “Merger”). Capitalized terms not otherwise defined herein shall have the same meaning attributed to them in the Agreement. As set forth in Section 1.4(a) of the Agreement, at the Effective Time, subject to the exceptions and limitations set forth in Section 1.4(a), each share of Cavalry’s Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Agreement and without any action on the part of the holder thereof, be converted into the right to receive per share merger consideration (the “Merger Consideration”) equal to 0.95 shares of Pinnacle Common Stock.
      In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of Cavalry.
      Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Cavalry, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.
      We were retained by Cavalry to act as its financial advisor in connection with the Merger. We will receive compensation from Cavalry in connection with our services, a significant portion of which is contingent upon consummation of the Merger. Cavalry has agreed to indemnify us for certain liabilities arising out of our engagement.
      During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Cavalry and Pinnacle;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Cavalry;

www.hovde.com
	1824 Jefferson Place, NW Washington, DC 20036 Telephone 202.775.8109 Facsimile 202.293.5287	1629 Colonial Parkway Inverness, IL 60067 Telephone 847.991.6622 Facsimile 847.991.5928	222 N. Sepulveda Boulevard #1306 El Segundo, CA 90245 Telephone 310.535.0030 Facsimile 310.535.9203	3908 S. Ocean Boulevard, Suite M122 Highland Beach, FL 33487 Telephone 561.279.7199 Facsimile 561.278.5856

(iv)	analyzed certain financial projections prepared by the managements of Cavalry and Pinnacle;

(v)	held discussions with members of the senior managements of Cavalry and Pinnacle for the purpose of reviewing the future prospects of Cavalry and Pinnacle, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes of Pinnacle and Cavalry Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of Pinnacle’s Common Stock by Cavalry’s shareholders relative to the pro forma contribution of Cavalry’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.
      In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Cavalry and Pinnacle and in the discussions with the managements of Cavalry and Pinnacle. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Cavalry and Pinnacle and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Cavalry and Pinnacle are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Cavalry, Pinnacle or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Cavalry, Pinnacle or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.
      We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Cavalry, Pinnacle and its subsidiaries. In rendering this opinion, Pinnacle, Cavalry and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Pinnacle or the surviving corporations that would have a material adverse effect on the surviving corporation or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Pinnacle or any of the surviving corporations after the Merger.
      Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.
      We are not expressing any opinion herein as to the prices at which shares of Pinnacle Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Cavalry’s Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of Cavalry’s Common Stock.
      This letter is solely for the information of the Board of Directors of Cavalry and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Cavalry’s Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.
      Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Cavalry’s Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Cavalry.

Sincerely,

/s/ Hovde Financial LLC

HOVDE FINANCIAL LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.
      The Registrant’s charter provides that the registrant will indemnify its directors and officers to the maximum extent permitted by the TBCA. The Registrant’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that the Registrant will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes the Registrant with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.
      When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions provide that the Registrant will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director or officer acted in a manner he or she in good faith believed to be in or not opposed to the Registrant’s best interests and, in the case of a criminal action or proceeding, if the insider had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.
      The Registrant’s charter and bylaws also provide that the indemnification rights contained therein bylaws do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. The Registrant can also provide for greater indemnification than is provided for in the bylaws if the Registrant chooses to do so, subject to approval by its shareholders and the limitations provided in the Registrant’s charter as discussed in the subsequent paragraph.

      The Registrant’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to the Registrant and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to the Registrant or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the Tennessee Business Corporation Act.
      The Registrant’s charter does not eliminate or limit the Registrant’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.
      The indemnification provisions of the bylaws specifically provide that the Registrant may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not the Registrant would have had the power to indemnify against such liability.

Item 21.	Exhibits and Financial Statement Schedules
      (a) Exhibits. See Exhibit Index
      (b) Financial Statement Schedules. Not Applicable
      (c) Reports, Opinions or Appraisals. Opinions of Raymond James & Associates, Inc. and Hovde Financial LLC (included as Appendix B and C, respectively, to the joint proxy statement/ prospectus that is Part I of this registration statement).

Item 22.	Undertakings.
      The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution nor previously disclosed in the registration statement or any material change to such information in the registration statement.
      The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.
      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on November 14, 2005.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ M. Terry Turner

M. Terry Turner
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on November 14, 2005.

Signature	Title

* Robert A. McCabe, Jr.	Chairman of the Board

/s/ M. Terry Turner M. Terry Turner	President, Chief Executive Officer and Director (Principal Executive Officer)

* Harold R. Carpenter	Chief Financial Officer (Principal Financial and Accounting Officer)

* Sue R. Atkinson	Director

* Gregory L. Burns	Director

* Colleen Conway-Welch	Director

* Clay T. Jackson	Director

* John E. Maupin, Jr.	Director

* Dale W. Polley	Director

* James L. Shaub, II	Director

* Reese L. Smith, III	Director

*	M. Terry Turner hereby signs this amendment on behalf of each of the indicated persons for whom he is attorney-in-fact on November 14, 2005.

By: /s/ M. Terry Turner M. Terry Turner (Attorney-in-fact)

Exhibit Index

Exhibit
No.	Description

2.1	Agreement and Plan of Merger dated as of September 30, 2005 between Pinnacle Financial Partners, Inc. and Cavalry Bancorp, Inc. (incorporated by reference to Appendix A to the joint proxy statement/ prospectus that is Part I of this registration statement)
3.1	Charter of Pinnacle Financial Partners, Inc. as amended and restated (incorporated by reference to Exhibit 3.1 in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005) (File No. 000-31225)
3.2	Bylaws of Pinnacle Financial Partners, Inc. as amended and restated (incorporated by reference to Exhibit 3.2 in the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002) (File No. 000-31225)
4.1	Specimen Common Stock Certificate (incorporated by reference to exhibit 4.1 in the Registrant’s Registration Statement on Form SB-2, as amended (File No. 333-38018))
4.2	See Exhibits 3.1 and 3.2 for provisions of the Charter and Bylaws defining rights of holders of the Common Stock
5.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz P.C., regarding the validity of the securities being registered (incorporated by reference to Exhibit 5.1 in the Registrant’s registration statement on Form S-4 (File No. 333-129076) filed October 17, 2005 (the “October 2005 S-4”))
8.1	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz P.C. regarding material federal income tax consequences relating to the merger
8.2	Opinion of Bass, Berry & Sims PLC regarding material federal income tax consequences relating to the merger
10.1	Employment Agreement dated September 30, 2005 by and among Pinnacle National Bank and Ed C. Loughry, Jr. (incorporated by reference to Exhibit 10.1 in the October 2005 S-4)
10.2	Employment Agreement dated September 30, 2005 by and among Pinnacle National Bank and William S. Jones (incorporated by reference to Exhibit 10.2 in the October 2005 S-4)
10.3	Consulting Agreement dated September 30, 2005 by and among Pinnacle National Bank and Ronald F. Knight (incorporated by reference to Exhibit 10.3 in the October 2005 S-4)
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 in the October 2005 S-4)
23.1	Consent of Rayburn, Bates & Fitzgerald, P.C. (for Cavalry Bancorp, Inc.)
23.2	Consent of KPMG LLP (for Pinnacle Financial Partners, Inc.)
23.3	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in the opinions filed or incorporated by reference as Exhibits 5.1 and 8.1 to this Registration Statement)
23.4	Consent of Bass, Berry & Sims PLC (included in the opinion filed as Exhibit 8.2 to this Registration Statement)
24.1	Power of Attorney (included on signature page to the October 2005 S-4)
99.1	Pinnacle Financial Partners, Inc. Proxy Card
99.2	Cavalry Bancorp, Inc. Proxy Card
99.3	Opinion of Raymond James & Associates, Inc. (attached as Appendix B to the joint proxy statement/ prospectus which is part of this registration statement)
99.4	Consent of Raymond James & Associates, Inc. (incorporated by reference to Exhibit 99.4 in the October 2005 S-4)
99.5	Opinion of Hovde Financial LLC (attached as Appendix C to the joint proxy statement/ prospectus which is part of this registration statement)
99.6	Consent of Hovde Financial LLC (incorporated by reference to Exhibit 99.6 in the October 2005 S-4)